Exhibit 99.1

EMERA INC.

NOTICE OF ANNUAL MEETING

OF COMMON

SHAREHOLDERS

AND MANAGEMENT

INFORMATION CIRCULAR

THURSDAY, MAY 20, 2021

ABOUT EMERA

We’re a team of experts focused on safely delivering cleaner, affordable and reliable energy to our customers in Canada, the US and the Caribbean. Our Environmental, Social and Governance (“ESG”) commitments are core to our strategy and we’re leading the way to a cleaner energy future with clear climate goals and a vision to achieve net-zero carbon emissions by 2050. We primarily invest in regulated electric and gas utilities, driving predictable returns and steady growth for our investors, enabling us to reinvest in our teams, our companies and our communities.

Notice of Annual Meeting	4

Management Information Circular	5

Business of the Meeting	9

Director Nominees	10

Skills and Experience	11

Statement of Corporate Governance Practices	27

A Letter from the Management Resources and Compensation Committee to Our Shareholders	50

Statement of Executive Compensation	53

Compensation Discussion and Analysis	60

Performance Graph	77

NEO Summary Compensation Table	79

Appendix “A” – Board of Directors Charter	94

Appendix “B” – Resolution Amending the Senior Management Stock Option Plan	96

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

FELLOW SHAREHOLDERS,

Despite the uncertainty and many unknowns, our team very effectively navigated the challenges of the COVID-19 pandemic to safely deliver the cleaner, affordable and reliable energy our customers count on while continuing to create value for shareholders. As essential service providers, we adapted quickly to deliver for our customers and communities in 2020.

We look forward to the opportunity to discuss Emera’s performance at our Annual Meeting of Shareholders on May 20, 2021. Outlined in this Circular, you will find information about the business to be conducted at our upcoming meeting, including details about our 2021 Director nominees. You will also find information about our approach to executive compensation and our commitment to strong corporate governance.

ADAPTING TO DELIVER IN A CHALLENGING YEAR

As the reality of a global pandemic became clear in the first quarter of 2020, the team adapted quickly to introduce new protocols and procedures to continue to safely deliver for our customers and stakeholders while keeping employees, customers and our communities safe.

The COVID-19 pandemic impacted the regions where we operate to varying degrees. While community spread was greater in some areas than others, the new protocols and the team’s commitment to safety successfully protected our employees with virtually no workplace spread of COVID-19. The team also stepped up to assist those most impacted by the pandemic through customer relief programs and community investments to support energy costs, food banks and mental health initiatives.

Despite the added challenges of the pandemic, the team continued to advance our strategy and execute on a $2.7 billion capital plan, the largest in Emera’s history. We completed the final phase of the more than 600MW of solar now in service for Tampa Electric, and started work on another 600MW. We advanced the modernization of Big Bend to reduce the use of coal at Tampa Electric. We continued to safely deploy smart meters in Nova Scotia, Florida and the Caribbean, with well over a million now in service. We also completed the Santa Fe Loop Project at New Mexico Gas, increasing pipeline capacity and improving reliability for customers. For additional details on Emera’s key operational accomplishments, see Emera’s 2020 Annual Report.

FINANCIAL PERFORMANCE AND LONG-TERM VALUE

In March of 2020, we closed the sale of Emera Maine, which officially completed our asset sale program, a significant accomplishment that strengthened our balance sheet and positions Emera well for future growth.

Emera delivered consolidated financial results that were in line with our annual budget, a reflection of the overall quality of Emera’s business. Emera’s regulated portfolio continued to perform very well, collectively increasing earnings by 13 per cent. This growth underpinned Emera’s adjusted earnings per share (“EPS”) growth and supports the 4 per cent increase in our common share dividend.

We remain focused on providing long-term value to our shareholders. The Management Resources and Compensation Committee’s Letter to Shareholders on page 50 of this Circular provides additional information on our commitments and an overview of our long-term shareholder returns.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (“ESG”)

Our ESG commitments have been core to our strategy for more than 15 years. In 2020, with oversight from the Board, we took steps to better articulate our ESG commitments along with our approach to governance, risk management and transparency in this important area. We enhanced our ESG disclosures in our annual Sustainability Report with the addition of both the Sustainability Accounting Standards Board and Task Force on Climate-related Financial Disclosures frameworks. We also established executive oversight for ESG and established a Management Sustainability Committee with cross-functional participation that is chaired by the President and CEO.

Decarbonization is a key driver of Emera’s growth and culture of innovation. While we have a strong track record of progress and achievement, we have now also established clear, future-focused carbon reduction goals and our vision to achieve net-zero CO2 emissions by 2050. We announced Emera’s Climate Commitment in February 2021, and more details are included in the Strategy section of this Circular or at www.emera.com/climatecommitment.

EMERA INCORPORATED	1

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

Emera’s values are reflected in our commitment to our people, customers and communities. In 2020, through our Community Investment Program, we continued our commitment to helping to build stronger, safer and more innovative communities with $16 million in donations. Together with our employees, we also moved quickly to partner with community leaders to contribute over $6 million to organizations providing critical aid to those most impacted by the COVID-19 pandemic.

We are committed to continuing to build teams and Boards that reflect the communities where we live and work. We’ve made good progress in advancing our multi-year Inclusion and Diversity Strategy, but we recognize we have more work to do. We also recently announced Emera’s Inclusion and Diversity Community Fund, a $5 million fund to support community efforts to remove barriers and advance diversity and inclusion.

SAFETY

Safety is Emera’s number one priority. Last year, in addition to implementing new procedures and protocols to continue to safely deliver for our customers during the pandemic, we also achieved our lowest ever Occupational Safety & Health Association (“OSHA”) and Lost-Time Injury rates. However, two recent contractor fatalities are a reminder that the team must stay relentlessly focused on safety. The team, supported by the Board and its Health, Safety and Environment Committee, is more committed than ever to a strong safety culture and an injury-free Emera.

DIRECTOR CHANGES

We would like to acknowledge Sylvia Chrominska, who is stepping down from the Emera Board this year. Since joining the Board in 2010, Sylvia has been a driving force behind Emera’s human resources strategies and executive compensation practices. As a member of the Management Resources and Compensation Committee (“MRCC”) and serving as Chair of that Committee since 2016, Sylvia’s oversight has been invaluable to the Board and the company. On behalf of the Board and management team, thank you Sylvia. We wish you all the best.

We are also pleased to welcome Karen Sheriff, who joined the Board in February 2021. Karen’s cross-industry executive experience, combined with her expertise in driving innovation, growth and corporate strategy make Karen a strong addition to our Board. On behalf of all of us, welcome Karen.

SHAREHOLDER ENGAGEMENT & ANNUAL SHAREHOLDER MEETING

We value feedback from our shareholders and work hard to provide engagement opportunities, including regular meetings, investor day events and other initiatives.

In 2020, we held an Investor Day on February 25 in Tampa, Florida, one of our last in-person meetings. Despite the limitations on travel and gatherings, our executive team met virtually throughout the year with many shareholders, including all of Emera’s active top 20 investors. Our Annual Meeting of Shareholders is also a valuable opportunity to engage with shareholders on key issues including our annual “Say on Pay” advisory vote on executive compensation.

As the global COVID-19 pandemic continues, and in the interest of public safety, we are providing additional options again this year for remote participation in our Annual Meeting of Shareholders. Our 2021 annual meeting will take place on May 20, at 11:00 a.m. (Atlantic time), at Emera Place, 5151 Terminal Road in Halifax, Nova Scotia. Emera is subject to the Nova Scotia Companies Act annual general meeting requirements, as well as directives under the Nova Scotia Health Protection Act and Emergency Management Act which currently limit the capacity for in-person meetings.

2	EMERA INCORPORATED

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

Details on how to participate in the meeting are described in this Circular and will be available prior to the meeting on our website at www.emera.com/investors. Please check the website regularly for updates. Shareholders will be able to participate in the meeting by webcast and will be able to exercise voting rights electronically during the meeting. You will be able to ask questions through the webcast site, or submit questions in advance to AGM@emera.com or in writing at the address provided in this Circular.

We strongly encourage shareholders to take advantage of the option to vote in advance by proxy.

If you have any questions regarding our Annual Meeting of Shareholders, please contact Emera’s Corporate Secretary, Stephen Aftanas, at AGM@emera.com, in writing to P.O. Box 910, Halifax, Nova Scotia B3J 2W5 or by calling 1-800-358-1995 from anywhere in North America or (902) 428-6060 within the Halifax-Dartmouth area.

THANK YOU

We encourage you to review this information and exercise your right to vote at our Annual Meeting of Shareholders. It’s important to us that your views be expressed and that your shares be counted.

Last year highlighted the strength and resiliency of Emera’s team, portfolio and strategy. We are proud of what the Emera team accomplished in 2020. On behalf of the Board and management team, thank you for your ongoing support and confidence in Emera.

Jackie Sheppard	Scott Balfour

Chair of the Board, Emera Inc.	President and CEO, Emera Inc.

EMERA INCORPORATED	3

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

NOTICE OF ANNUAL MEETING

Thursday, May 20, 2021	Virtual Participation	Emera Place	Record Date

11:00 a.m. Atlantic time	https://web.lumiagm. com/429761988	5151 Terminal Road Halifax, Nova Scotia	Close of business March 22, 2021

Password: emera2021 (case sensitive)

Items of Business

1.   Electing Directors to serve until the next Annual Meeting of Shareholders;

2.   Appointing Auditors;

3.   Authorizing the Directors to establish the Auditors’ fee;

4.   Considering an advisory resolution on the Company’s approach to executive compensation;

5.   Approving an amendment to the Company’s Senior Management Stock Option Plan; and

6.   Transacting such other business as may properly come before the meeting.

As we respond to the global COVID-19 pandemic, Emera is taking special actions to ensure shareholders have options to participate in the meeting while protecting the safety of shareholders, our team and the community.

Emera is subject to the Nova Scotia Companies Act annual general meeting requirements, as well as directives under the Nova Scotia Health Protection Act and Emergency Management Act regarding social distancing and limits on the size of gatherings.

To address public health concerns and these requirements, Emera will hold its 2021 annual meeting of shareholders with the aid of virtual meeting technology described below.

Registered shareholders and proxyholders will be able to participate in the meeting by webcast and will be able to exercise voting rights electronically during the meeting. Emera encourages all participation in the Meeting to be through the virtual meeting tool that can be found at https://web.lumiagm.com/429761988, using password: emera2021 (case sensitive). Beneficial owners may listen to a live webcast of the meeting through https://web.lumiagm.com/429761988 but will only have the ability to vote virtually or ask questions through the live webcast if they are duly appointed and registered as proxyholders. Inside this Management Information Circular, you will find further details and instructions about virtual participation.

As a shareholder, it is important that you vote. Common shareholders are encouraged to return their proxy or voting instruction form as soon as possible. A postage-paid, pre-addressed envelope is provided. As an alternative, shareholders may choose to vote by telephone or on the internet as provided for on the proxy or voting instruction form. Proxies must be received prior to 5:00 p.m. Atlantic time on Tuesday, May 18, 2021, or if the meeting is adjourned, or postponed, 5:00 p.m. Atlantic time two business days prior to the reconvened meeting date.

Should you have questions or comments, please contact Emera Incorporated by writing to the Corporate Secretary, Emera Incorporated, P.O. Box 910, Halifax, Nova Scotia B3J 2W5 or by calling 1-800-358-1995 from anywhere in North America or (902) 428-6060 within the Halifax-Dartmouth area.

Stephen D. Aftanas Corporate Secretary

4	EMERA INCORPORATED

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

MANAGEMENT INFORMATION CIRCULAR

Information as of March 22, 2021 (unless otherwise noted)

MEETING MATERIALS AND NOTICE AND ACCESS

Canadian securities rules (“Notice and Access”) permit Emera Incorporated (the “Company” or “Emera”) to provide you with electronic access to this Management Information Circular (the “Circular”) and the 2020 Annual Report (the “Meeting Materials”) for the Annual Meeting of common shareholders (“shareholders”) instead of sending you a paper copy. Emera is sending Meeting Materials to registered holders and beneficial owners using Notice and Access. This approach is environmentally friendly as it helps reduce paper use. The notice you received includes instructions on how to access and review an electronic copy of the Meeting Materials and how to request a paper copy. The notice also provides instructions on voting by proxy at the meeting. If you would like to receive a paper copy of the Meeting Materials, please follow the instructions in the notice.

For those shareholders who have previously provided instructions to receive paper copies of Meeting Materials, we sent you a paper copy in addition to the notice regarding their electronic availability.

SOLICITATION OF PROXIES

This Circular is furnished in connection with the solicitation of proxies by the Board of Directors of Emera (the “Board of Directors” or “Emera’s Board” or the “Board”) and management of Emera for use at the Annual Meeting (“Meeting”) of Shareholders of the Company to be held on Thursday, May 20, 2021 at 11:00 a.m. (Atlantic time), as set forth in the Notice of Annual Meeting (the “Notice”).

You have received a proxy or voting instruction form. The solicitation of proxies will be primarily by mail although proxies may also be solicited by telephone, facsimile or email, in writing, or in person, by directors of the Company (“Directors”), Officers, or other employees or agents of the Company.

The Company wishes to have as many shareholders vote as possible and has retained D.F. King Canada as the proxy solicitation agent to assist with the solicitation of votes from shareholders. The proxy solicitation agent will monitor the number of shareholders voting and will contact shareholders in order to increase participation in voting. The cost of this solicitation will be borne by the Company and is not expected to exceed $50,000.

RECORD DATE AND VOTING OF SHARES

The date for determining which shareholders are entitled to receive the Notice is Monday, March 22, 2021. This is called the “Record Date”. Only shareholders of record at the close of business on the Record Date will be entitled to vote. Each common share owned as of the Record Date entitles the holder to one vote.

To the knowledge of the Directors and Officers, as of the date of this Circular, no person owned or exercised control over more than 10 per cent of the outstanding common shares of the Company and the only outstanding voting shares were 253,295,950 common shares.

BENEFICIAL (OR NON-REGISTERED) OWNERS

The voting process is different depending on whether you are a registered shareholder, Non-Objecting Beneficial Owner or Objecting Beneficial Owner.

If you have shares registered in your own name, then you are a registered shareholder. If your shares are listed in the name of a nominee, then you are a beneficial or non-registered shareholder. For example, if an account statement is provided to you by a broker, then it is likely that those shares will not be registered in your name, but under the broker’s name or under the name of an agent of the broker such as CDS Clearing and Depository Services Inc., the nominee for many Canadian brokerage firms, or its nominee.

EMERA INCORPORATED	5

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

There are two kinds of beneficial owners: (i) Objecting Beneficial Owners – those who object to their name being made known to the issuers of shares which they own and (ii) Non-Objecting Beneficial Owners – those who do not object to their name being made known to the issuers of the shares which they own. Non-Objecting Beneficial Owners will receive a voting instruction form from Emera’s registrar and transfer agent, AST Trust Company (Canada) (“AST”). This is to be completed and returned to AST in the envelope provided. In addition, AST provides both telephone voting and internet voting as described on the voting instruction form.

Securities regulation requires brokers or agents to seek voting instructions from Objecting Beneficial Owners in advance of the Meeting. Objecting Beneficial Owners should be aware that brokers or agents can only vote shares if instructed to do so by the Objecting Beneficial Owner. Your broker or agent (or their agent, Broadridge) will have provided you with a voting instruction form or form of proxy for the purpose of obtaining your voting instructions. Every broker has its own mailing procedures and provides instructions for voting. You must follow those instructions carefully to ensure your shares are voted at the Meeting.

If you are an Objecting Beneficial Owner receiving a voting instruction form or proxy from a broker or agent, you cannot use that proxy to vote in person at the Meeting. To vote your shares at the Meeting, the voting instruction form or proxy must be returned as instructed by the broker well in advance of the Meeting. If you wish to attend and vote your shares in person at the Meeting, follow the instructions for doing so provided by your broker or agent.

VIRTUAL PARTICIPATION

As we continue to respond to the global COVID-19 pandemic, Emera is using virtual meeting technology that will allow participation in the meeting online or by phone. Emera encourages all participation in the meeting to be through the virtual meeting technology that can be found online at https://web.lumiagm.com/429761988, using password: emera2021 (case sensitive). Emera is subject to the Nova Scotia Companies Act annual shareholder meeting requirements, as well as directives under the Nova Scotia Health Protection Act and Emergency Management Act which currently limit the capacity for in-person meetings.

REGISTERED SHAREHOLDERS AND PROXYHOLDERS

Registered shareholders and duly appointed proxyholders may participate virtually in the Meeting using an internet connected device such as a laptop, computer, tablet or mobile phone. A registered shareholder or a proxyholder should simply log in to https://web.lumiagm.com/429761988 and enter their 13-digit Control Number as their username, using the password: emera2021 (case sensitive). If you are a registered shareholder and have appointed a proxyholder to act on your behalf at the Meeting, you must register your proxyholder. Once your proxyholder has been registered, they will receive a Control Number from AST to access the virtual meeting. If you do not register your proxyholder, your proxyholder will not receive a Control Number in order to log in to the Meeting.

Please allow ample time before the start of the Meeting to complete the log-in process. Emera recommends logging in at least 15 minutes prior to the start of the Meeting. In order to be able to vote, please ensure that you are connected to the internet at all times. If you are not connected, your vote may not be recorded. To ensure the optimum experience, virtual participants will need the latest versions of Chrome, Safari, Edge or Firefox (please do not use Internet Explorer). Participants should ensure their browser is compatible by logging in early. Please note that internal network security protocols including firewalls and VPN connections may block access to the virtual meeting technology. If during the meeting, participants experience any difficulty connecting or watching the meeting, they should ensure their VPN setting is disabled or use their computer on a network that is not restricted to security settings of a participant’s organization.

6	EMERA INCORPORATED

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

BENEFICIAL (OR NON-REGISTERED) OWNERS

In order to participate online or vote at the meeting, a beneficial or non-registered owner must:

1. appoint themselves as proxyholder;

2. register their proxyholder; and

3. access the meeting as a proxyholder using the Control Number received after registering as a proxyholder.

If you do not register your proxyholder, your proxyholder will not receive a Control Number in order to log in to the meeting. The control number included in any voting instruction form you have received will not enable you to log in to the Meeting.

In order to appoint yourself as a proxyholder, follow the instructions in the form of proxy or voting instruction form sent to you by your intermediary. In most cases, you can simply insert your own name in the form of proxy or voting instruction form, sign it and return it in the envelope provided or you can make the appointment online. Do not complete the voting instructions, as you will be voting at the virtual meeting. However, many Objecting Beneficial Owners located in the United States instead will need to (i) send a request to their intermediary or its agent to send them a legal proxy appointing them as proxyholder and (ii) promptly following receipt of the legal proxy, submit the legal proxy to AST at 1 Toronto Street, Suite 1200, Toronto, Ontario M5C 2V6 prior to 5:00 p.m. Atlantic time on Tuesday, May 18, 2021.

Once a beneficial or non-registered owner has been appointed a proxyholder and has registered as proxyholder, they will receive a Control Number from AST to access the virtual meeting. The beneficial owner should follow the instructions under “Registered Shareholders and Proxyholders” above to log in to the virtual Meeting as a proxyholder.

REGISTERING YOUR PROXYHOLDER

If you are a registered shareholder and wish to appoint a proxyholder to participate virtually in the Meeting or if you are a beneficial or non-registered owner and have appointed yourself as proxyholder, you must contact AST, Emera’s registrar and transfer agent, before 5:00 p.m. (Atlantic time) on Tuesday, May 18, 2021 to obtain a new Control Number to use to access the virtual meeting by:

(i)	calling:

1-866-751-6315 (within North America); or

1 (212) 235-5754 (outside of North America); or

(ii)

going to AST’s website at https://lp.astfinancial.com/control-number-request-en.html to request the control number by completing an electronic form. This form once completed and submitted online will generate a message to AST to send the Control Number to the designated proxyholder.

SHAREHOLDER PROXY MATERIALS

These security holder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name, address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. Emera has arranged for its registrar and transfer agent, AST, to send materials directly to Non-Objecting Beneficial Owners. Emera will bear the cost of delivering shareholder proxy materials to registered shareholders, Non-Objecting Beneficial Owners and Objecting Beneficial Owners.

By choosing to send these materials to you directly, Emera (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you as a Non-Objecting Beneficial Owner, and (ii) executing your proper voting instructions. Please return voting instructions as specified in the voting instruction form or form of proxy.

EMERA INCORPORATED	7

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed proxy are Jackie Sheppard, Chair of the Board, Scott Balfour, President and Chief Executive Officer, and Stephen Aftanas, Corporate Secretary of the Company.

For a vote by proxy or voting instruction form to be counted, it must be received prior to 5:00 p.m. (Atlantic time) on Tuesday, May 18, 2021, or if the meeting is adjourned or postponed, by 5:00 p.m. Atlantic time two business days prior to the reconvened meeting date. The Company reserves the right to accept late proxies and to waive the proxy cut-off with or without notice, but is under no obligation to accept or reject a late proxy. For Canadian residents, a postage-paid, pre-addressed envelope is provided for this purpose.

You may vote by proxy or voting instruction form via mail, the internet or telephone. If you are a registered shareholder or a Non- Objecting Beneficial Owner, you may attend the Meeting in person and submit your completed proxy or vote by ballot.

Completion of a proxy gives discretionary authority to the proxyholder to vote as he, she or they see fit in respect of amendments to matters identified in the Notice, and other matters that may properly come before the Meeting or any adjournment or postponement thereof, whether or not the amendment or other matter that comes before the Meeting is, or is not, routine and whether or not the amendment or other matter that comes before the Meeting is contested. Management of the Company is not aware of any amendments or other matters to be presented for action at the Meeting.

If you appoint Ms. Sheppard, Mr. Balfour or Mr. Aftanas as your proxyholder, they will vote, or withhold from voting, in accordance with your directions. If you do not specify how you want your shares voted, they will vote “For” the:

•	election of each of the Directors named in this Circular;

•	appointment of Ernst & Young LLP as Auditors;

•	authorization of the Directors to establish the Auditors’ fee;

•	advisory resolution on the Company’s approach to executive compensation; and

•	approval to amend the Company’s Senior Management Stock Option Plan.

They will vote in accordance with their best judgment if any other matters are properly brought before the Meeting.

You may appoint any other person (who need not be a shareholder) to represent you at the Meeting by inserting that person’s name in the space provided on the proxy or voting instruction form. That person is your proxyholder and must participate and vote at the Meeting for your vote to count.

You may revoke your proxy by providing new voting instructions in a new proxy or voting instruction form with a later date, or at a later time if you are voting on the internet or by telephone. Any new voting instructions, however, will only take effect if received prior to 5:00 p.m. (Atlantic time) on Tuesday, May 18, 2021, or if the meeting is adjourned or postponed, 5:00 p.m. (Atlantic time) two business days prior to the reconvened meeting date. You may also revoke your proxy without providing new voting instructions by giving written notification addressed to Mr. Stephen Aftanas, Corporate Secretary, P.O. Box 910, Halifax, Nova Scotia B3J 2W5, no later than the last business day preceding the day of the Meeting or preceding the day of any postponement or adjournment thereof or with the Chair of the Meeting on the day of the Meeting or the day of any postponement or adjournment thereof or in any other manner permitted by law. Registered shareholders and Non-Objecting Beneficial Owners may attend the Meeting and vote their shares in person and, if they do so, any voting instructions previously given by such persons for such shares will be revoked.

RESTRICTION ON SHARE OWNERSHIP AND VOTING

Under Nova Scotia legislation, no Emera shareholder may own or control, directly or indirectly, more than 15 per cent of the outstanding voting shares. This restriction may be enforced by limiting non-complying shareholders’ voting rights (including by disqualifying or deeming votes to have not been cast by such non-complying shareholders), dividend rights and transfer rights. Shareholders may be required, at any time, to furnish a statutory declaration to verify the number of shares held to ensure compliance with this restriction.

If you have any questions about the share ownership and voting restriction, please contact the Corporate Secretary using the contact information contained in the Notice.

8	EMERA INCORPORATED

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

BUSINESS OF THE MEETING

1.

Election of the Board of Directors: The 11 nominees proposed for election as Directors at the 2021 Meeting are identified under Director Nominees in this Circular. For more information about the process for nominating Directors, see Nomination of Directors and Director Recruitment Process in the Statement of Corporate Governance Practices.

All nominees are currently Directors of the Company. Each nominee has indicated his or her willingness to serve as a Director. Each Director elected at the Meeting will hold office until the next Annual Meeting of Shareholders.

Ms. Sheppard, Mr. Balfour and Mr. Aftanas intend to vote proxies received “For” the 11 nominees unless instructed otherwise by shareholders in their proxy.

2.

Appointment of Auditors: Emera’s Audit Committee evaluates and recommends to the Board of Directors the external Auditors to be nominated for issuing the Auditors’ reports and performing other audit or review services. Once appointed, the Auditors report directly to the Audit Committee, which oversees its work for the Company. The Audit Committee is responsible for reviewing the experience and qualifications of the Auditors, their performance, their effectiveness and the quality of their service.

Ernst & Young LLP have been Auditors of the Company since its inception in 1998. Ernst & Young have been the Auditors of the Company’s subsidiary, TECO Energy, Inc., since the first quarter of 2018. They were Auditors of the Company’s subsidiary, Nova Scotia Power Inc. (“NSPI”), from 1991 to 2003 and from 2012 to the present.

Every five years, the Committee performs a comprehensive review of the performance of the Auditors over multiple years to provide further insight on the firm, its independence and its application of professional standards. The last comprehensive review occurred in 2017, when the Company initiated a rigorous request for proposals process to provide external audit services to Emera and its subsidiaries. This process was overseen by the Audit Committee, which selected Ernst & Young LLP as the Company Auditors.

The Audit Committee has reviewed the performance of Ernst & Young LLP, including its independence relating to the audit, and recommends the reappointment of Ernst & Young LLP as Auditors.

Ms. Sheppard, Mr. Balfour and Mr. Aftanas intend to vote proxies received “For” the reappointment of Ernst & Young LLP as Auditors of the Company, to hold office until the close of the next Annual Meeting of Shareholders, unless a shareholder specifies their shares be withheld from voting.

3.

Auditors’ Fee: The Company is incorporated under the Nova Scotia Companies Act. Shareholder approval of the authorization of Directors to establish the Auditors’ fee is required pursuant to the Companies Act. The aggregate fees billed by Ernst & Young LLP, during the last two fiscal years ended December 31, 2019 and December 31, 2020, were as follows:

Service fee	2020 ($)	2019 ($)
Audit Fees	1,867,620	2,431,160
Audit-Related Fees (1)	19,600	108,000
Tax Fees (2)	194,774	311,665
Total	2,081,994	2,850,825

(1)	Audit-Related Fees for Emera relate to fees associated with the audit of pension plans.

(2)	Tax Fees for Emera relate to the structuring of cross-border financing of Emera’s subsidiaries and affiliates as well as tax compliance services and general tax consulting advice on various matters.

Ms. Sheppard, Mr. Balfour and Mr. Aftanas intend to vote proxies received “For” the authorization of Directors to establish the Auditors’ fee, unless a shareholder instructs otherwise in their proxy.

4.	Advisory Vote on Executive Compensation: You will be asked to consider and approve, on an advisory basis, a resolution on Emera’s approach to executive compensation as disclosed in this Circular.

Our executive compensation programs are designed to attract, retain, motivate and reward high-calibre leaders to deliver strong performance in alignment with Emera’s corporate strategy and to create and sustain shareholder value. Programs are designed to reflect a blend of short- and long-term incentive plans to reflect our pay-for-performance philosophy and to provide for a significant portion of an executive’s compensation to be at risk, while aligning the structure of programs and payouts with sound risk management and good governance principles.

EMERA INCORPORATED	9

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

The Board, through the Management Resources and Compensation Committee (“MRCC”), has directed and reviewed the contents of the Statement of Executive Compensation in this Circular and has unanimously approved it as part of the Committee’s report to you.

As our shareholder, on an advisory basis, you have the opportunity to vote “For” or “Against” our approach to executive compensation through the following resolution:

“RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Company’s Management Information Circular delivered in advance of the 2021 Annual Meeting of Shareholders of Emera Incorporated.”

Since your vote is advisory, it will not be binding on the Board; however, the Board, and in particular the MRCC, will seriously consider the outcome of the vote as part of its ongoing review of executive compensation.

Unless otherwise instructed, Ms. Sheppard, Mr. Balfour and Mr. Aftanas intend to vote proxies received “For” the advisory resolution on executive compensation.

5.

Senior Management Stock Option Plan Amendment: To consider and, if thought appropriate, to pass an ordinary resolution (the full text of which is reproduced in Appendix “B” of this Circular), ratifying, confirming and approving an increase in the maximum number of common shares reserved for issuance under the Company’s Senior Management Stock Option Plan (the “Plan”) from 11,700,000 to 14,700,000 common shares (an increase of 3,000,000 shares), and any amendments or variations thereto that may come before the Meeting. The Plan is an important part of the Company’s long-term incentive program for senior management. This amendment, if approved, would replenish the inventory of common shares available for issuance under the Plan which would otherwise be exhausted by the Company for the 2022 grants. This increase will allow for a sufficient reserve balance to be maintained, based on granting an average of 550,000 options per year, for the next five years. For more information about this Amendment of the Plan, see Senior Management Stock Option Plan Amendment in the Statement of Corporate Governance Practices later in this Circular.

Unless otherwise instructed, Ms. Sheppard, Mr. Balfour and Mr. Aftanas intend to vote proxies received “For” the amendment of the Company’s Senior Management Stock Option Plan.

DIRECTOR NOMINEES

The following pages set out the names of the nominees proposed for election as Directors of Emera. Biographical information about the Director nominees is also provided, including age, municipality and country of residence, year first elected or appointed as a Director, principal occupation, education, skills and experience. The information about each Director nominee includes Committee memberships and meeting attendance. Their membership on other public company boards in the last five years is also described.

There is information about the common shares and deferred share units (“DSUs”) of Emera held by each Director nominee for the past three years. The estimated value of each Director nominee’s common shares and DSU holdings is based on the following:

Year-end	Closing price of Emera common shares ($)
December 31, 2018	43.71
December 31, 2019	55.79
December 31, 2020	54.10

All Director nominees are required to meet share ownership guidelines. The information below details their status under those guidelines. For further information on the share ownership guidelines for Directors, see Director Share Ownership Guidelines in the Statement of Corporate Governance Practices later in this Circular. For further information on the share ownership guidelines for the Company’s executive officers, including Mr. Balfour, see Executive Share Ownership Requirements and Anti-Hedging Policy in the Statement of Executive Compensation.

All Director nominees, except Mr. Balfour and John Ramil, are considered by the Board to be independent. For more information about the Company’s definition of independence, see Director Independence in the Statement of Corporate Governance Practices later in the Circular.

10	EMERA INCORPORATED

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

Skills and Experience Total

The above bar chart shows eight categories of skills and experience important to the Company’s business and governance (along the vertical axis), and the number of the 11 Director nominees who possess those skills and experience (along the horizontal axis). The details of each Director nominee’s skills and experience are contained in their biographies later in this Circular.

The voting results for those Directors who were nominees for election in the 2020 Annual Meeting of Shareholders are shown in the two rows below.

	Scott C. Balfour	James V. Bertram	Sylvia D. Chrominska	Henry E. Demone	Kent M. Harvey	B. Lynn Loewen	John B. Ramil	Andrea S. Rosen	Richard P. Sergel	M. Jackie Sheppard	Jochen E. Tilk
Percentage of votes cast “For” each Director (%)	99.82	99.77	99.76	99.86	99.54	99.86	99.74	99.34	99.75	99.81	99.76
Percentage of votes cast “Withheld” (%)	0.18	0.23	0.24	0.14	0.46	0.14	0.26	0.66	0.25	0.19	0.24

EMERA INCORPORATED	11

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

SCOTT BALFOUR

Age: 56

Halifax, Nova Scotia

Canada

Director Since: 2018

Not Independent

Chief Executive Officer of Emera

Skills and Experience

•  CEO/Senior Executive

•  Customer/Stakeholder

•  M&A/Growth Strategy

•  Governance/Other Directorship

•  Financial

•  Energy Sector

•  Compensation and Human Resources

•  Legal and Regulatory

Mr. Balfour was appointed a Director and President and Chief Executive Officer of Emera in 2018.

Mr. Balfour has held executive positions since joining Emera in April 2012, including Chief Operating Officer and Chief Financial Officer. Before joining Emera, he served 17 years in a variety of roles, including President and Chief Financial Officer at Aecon Group Inc., a Canadian publicly traded construction and infrastructure development company.

Mr. Balfour is a Director of many Emera subsidiaries, including being Chair of Tampa Electric Company and Nova Scotia Power Inc. He also serves as Director of the Business Council of Canada. He is a former Director of Martinrea International Inc. and past-Chair of the Ontario Energy Association.

Mr. Balfour received his Master of Business Administration from Richard Ivey School of Business, University of Western Ontario. He earned a Bachelor of Business Administration (Honours) from Wilfrid Laurier University.

Mr. Balfour’s strong financial, operations and public company executive experience provide the foundation for his contribution to the Board and his leadership of Emera. His knowledge of capital markets and his experience in growing a business through the development and execution of strategy as well as through mergers and acquisitions, and then leading teams and structuring systems to manage that growth, are tremendous assets for the Company.

Board/Committee membership	Attendance	Total	Public company board membership during the last five years
• Board member (1)	10 of 10	100%	• Martinrea International Inc. (June 2013 to June 2020)

DSUs awarded and held
2020 share-based awards ($)	Total 2020 increase in value of all DSUs held ($)	Market value of total DSU holdings ($)
14,264	646,783	4,769,727

Securities held
Year	Common shares	DSUs	Value of shares and DSUs ($)	Status under share ownership guidelines
2020 2019 2018	55,388 53,004 50,627	88,165 73,901 51,103	7,766,217 7,080,031 4,446,618	As Chief Executive Officer of Emera, Mr. Balfour is subject to Executive Share Ownership Requirements. This requires that he own shares and/or DSUs valued at five times his salary. He exceeds this requirement.

(1)	Mr. Balfour attended all committee meetings in 2020 in his capacity as President and Chief Executive Officer.

12	EMERA INCORPORATED

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

JAMES BERTRAM

Age: 64

Calgary, Alberta

Canada

Director Since: 2018

Independent

Skills and Experience

•  CEO/Senior Executive

•  Customer/Stakeholder

•  M&A/Growth Strategy

•  Governance/Other Directorship

•  Energy Sector

•  Compensation and Human Resources

Mr. Bertram has been a Director since July 2018. He became a member of the Management Resources and Compensation Committee in November 2018. He was appointed Chair of the Health, Safety and Environment Committee in May 2019.

Mr. Bertram is Chair of the Board of Keyera Corp., one of Canada’s leading publicly traded midstream oil and gas operators. He was Chief Executive Officer of Keyera from its inception in 1998 until 2015, when he became Executive Chair. He retired as an officer of Keyera in 2016. He was previously Vice President, Marketing for the worldwide operations of Gulf Canada.

Mr. Bertram is a Director of Methanex Corporation, the world’s largest producer and supplier of methanol to major international markets.

Mr. Bertram received his Bachelor of Commerce from the University of Calgary.

With his experience growing a business and completing major acquisitions, while enabling consistent delivery of value to customers and shareholders, Mr. Bertram makes an important contribution to the Emera Board of Directors.

Board/Committee membership	Attendance	Total	Public company board membership during the last five years
• Board member • Management Resources and Compensation Committee member • Health, Safety and Environment Committee Chair	10 of 10 4 of 4 4 of 4	100% 100% 100%	• Keyera Corp. (2003 to present) • Methanex Corporation (October 2018 to present)

Total compensation
Fees earned in 2020 ($)	All other compensation ($)	Total ($)
257,986	Nil	257,986

DSUs awarded and held
2020 share-based awards ($)	Total 2020 increase in value of all DSUs held ($)	Market value of total DSU holdings ($)
257,986	260,709	692,426

Securities held
Year	Common shares	DSUs	Value of shares and DSUs ($)	Status under share ownership guidelines
2020 2019 2018	Nil Nil Nil	12,799 7,738 2,434	692,426 431,717 106,390	Mr. Bertram owns DSUs valued at 91% of the requirement under the Share Ownership guidelines. He has until July 2023 to meet the guidelines.

EMERA INCORPORATED	13

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

HENRY DEMONE

Age: 66

Lunenburg, Nova Scotia

Canada

Director Since: 2014

Independent

Skills and Experience

•  CEO/Senior Executive

•  Customer/Stakeholder

•  M&A/Growth Strategy

•  Governance/Other Directorship

•  Compensation and Human Resources

Mr. Demone joined the Emera Board of Directors in September 2014. He also became a member of the Management Resources and Compensation Committee at that time. He was appointed to the Nominating and Corporate Governance Committee in May 2017.

He is the former Chairman of High Liner Foods of Lunenburg, Nova Scotia, the leading North American processor and marketer of value-added frozen seafood. He was President of High Liner Foods from 1989 until he became President and Chief Executive Officer from 1992 until May 2015. He was reappointed Chief Executive Officer of High Liner Foods on an interim basis from August 2017 until April 2018.

Mr. Demone is a corporate director, and currently sits on the Board of Saputo Inc., a Montreal-based Canadian dairy company which produces, markets and distributes a wide array of dairy products. He is past-Chair of the Fisheries Council of Canada and The Groundfish Forum, a global trade association representing industry leaders. He has served on the Boards of Dover Industries Ltd. and Maritime Tel & Tel (Aliant). Mr. Demone was also the first non-US citizen to be named Chair of the National Fisheries Institute, a US national trade association.

Mr. Demone received his Bachelor of Science in Mathematics with honours from Acadia University.

In both public and private entities, Mr. Demone has extensive experience in strategic planning, global markets, and mergers and acquisitions. As a long-time business leader in Atlantic Canada, Mr. Demone’s robust business relationships and his solid reputation make him a valuable member of Emera’s Board of Directors.

Board/Committee membership	Attendance	Total	Public company board membership during the last five years
• Board member • Nominating and Corporate Governance Committee member • Management Resources and Compensation Committee member	10 of 10 4 of 4 4 of 4	100% 100% 100%	• Saputo Inc. (2012 to present) • High Liner Foods Inc. (1989 to 2019)

Total compensation
Fees earned in 2020 ($)	All other compensation ($)	Total ($)
250,986	Nil	250,986

DSUs awarded and held
2020 share-based awards ($)	Total 2020 increase in value of all DSUs held ($)	Market value of total DSU holdings ($)
142,500	160,749	1,589,945

Securities held
Year	Common shares	DSUs	Value of shares and DSUs ($)	Status under share ownership guidelines
2020 2019 2018	9,062 10,477 10,417	29,389 25,617 19,558	2,080,199 2,013,684 1,310,207	Mr. Demone owns shares and DSUs valued at 275% of the requirement under the Share Ownership guidelines; therefore, the guidelines are met.

14	EMERA INCORPORATED

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

KENT HARVEY Age: 62 New York, New York USA Director Since: 2017 Independent Skills and Experience • CEO/Senior Executive • Customer/Stakeholder • Financial • M&A/Growth Strategy • Energy Sector

Mr. Harvey joined the Emera Board of Directors in November 2017 and was appointed to the Audit Committee at that time. He became Chair of the Audit Committee in June 2020. He has been a member of the Health, Safety and Environment Committee since May 2019.

Mr. Harvey is former Chief Financial Officer for PG&E Corporation, which is headquartered in San Francisco. PG&E Corporation is the parent company of Pacific Gas and Electric Company, one of the largest combined natural gas and electric energy companies in the United States. After 33 years in progressively senior roles, he retired from PG&E Corporation in 2016.

Born in Montreal, Mr. Harvey is a naturalized US citizen. He holds a bachelor’s degree in Economics and a master’s degree in Engineering – Economic Systems, both from Stanford University. He has served as Trustee of the American Conservatory Theater and Director of the North Bay Leadership Council. He works as a crisis services volunteer at the Trevor Project, which focuses on suicide prevention among LGBTQ youth.

Mr. Harvey is an energy industry leader and strategic thinker with strong US experience and financial depth, which are great assets to the Emera Board.

Board/Committee membership	Attendance	Total	Public company board membership during the last five years
• Board member • Audit Committee Chair • Health, Safety and Environment Committee member	10 of 10 5 of 5 4 of 4	100% 100% 100%	None

Total compensation
Fees earned in 2020 ($)	All other compensation ($)	Total ($)
301,557	Nil	301,557

DSUs awarded and held
2020 share-based awards ($)	Total 2020 increase in value of all DSUs held ($)	Market value of total DSU holdings ($)
142,500	145,449	490,417

Securities held
Year	Common shares	DSUs	Value of shares and DSUs ($)	Status under share ownership guidelines
2020 2019 2018	Nil Nil Nil	9,065 6,183 3,129	490,417 344,968 136,768	Mr. Harvey owns DSUs valued at 65% of the requirement under the Share Ownership guidelines. He has until November 2022 to meet the guidelines.

EMERA INCORPORATED	15

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

LYNN LOEWEN, FCPA, FCA

Age: 59

Westmount, Quebec

Canada

Director Since: 2013

Independent

Skills and Experience

•  CEO/Senior Executive

•  Governance/Other Directorships

•  Customer/Stakeholder

•  Financial

Ms. Loewen has been a Director of the Company since February 2013. She has been a member of the Audit Committee since May 2013 and the Health, Safety and Environment Committee since May 2017.

Ms. Loewen is the former President of Minogue Medical Inc., a healthcare organization specializing in the delivery of innovative medical technologies, supplies and equipment to hospitals and medical clinics. She was President of Expertech Network Installation Inc. from 2008 to 2011. She held key positions with Bell Canada Enterprises, as Vice President of Finance Operations from 2005 to 2008, and as Vice President of Financial Controls from 2003 to 2005. Prior to that, she was Vice President of Corporate Services and Chief Financial Officer of Air Canada Jazz, where she held positions of increasing responsibility since 1988.

Ms. Loewen is a Director of Xplornet Communications Inc., a Canadian broadband service provider. She was a member of the Public Sector Pension Investment Board from 2001 to 2007, where she served on the Audit Committee from 2003 to 2007 and as Audit Committee Chair from 2006 to 2007. She was Chair of the Governance Committee from 2003 to 2006.

Ms. Loewen holds a Bachelor of Commerce from Mount Allison University and obtained her Chartered Accountant designation in 1986. She served on the Mount Allison University Board of Regents from 1998 to 2008 and as Chair from 2007 to 2008. In January 2018, she was appointed Chancellor of the University. She also served as a member of the Advisory Board of the Ron Joyce Centre for Business Studies from 2009 to 2011.

Ms. Loewen’s financial expertise and business acumen gained as a senior executive in the telecom and airline sectors are valuable assets for Emera’s Board.

Board/Committee membership	Attendance	Total	Public company board membership during the last five years
• Board member • Audit Committee member • Health, Safety and Environment Committee member	10 of 10 5 of 5 4 of 4	100% 100% 100%	None

Total compensation
Fees earned in 2020 ($)	All other compensation ($)	Total ($)
252,986	Nil	252,986

DSUs awarded and held
2020 share-based awards ($)	Total 2020 increase in value of all DSUs held ($)	Market value of total DSU holdings ($)
252,986	276,277	2,157,616

Securities held
Year	Common shares	DSUs	Value of shares and DSUs ($)	Status under share ownership guidelines
2020 2019 2018	4,384 4,193 3,999	39,882 33,722 27,292	2,394,791 2,155,266 1,367,730	Ms. Loewen owns shares and DSUs valued at 316% of the requirement under the Share Ownership guidelines; therefore, the guidelines are met.

16	EMERA INCORPORATED

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

JOHN RAMIL

Age: 65

Tampa, Florida

USA

Director Since: 2016

Not Independent

Former President and Chief Executive

Officer of TECO Energy, Inc. (1)

Skills and Experience

•  CEO/Senior Executive

•  M&A/Growth Strategy

•  Energy Sector

•  Customer/Stakeholder

•  Financial

•  Legal and Regulatory

Mr. Ramil has been a Director since September 2016 and a member of the Health, Safety and Environment Committee since May 2017. He is the former President and Chief Executive Officer of TECO Energy, Inc. (“TECO”), having retired as President and Chief Executive Officer of TECO on August 31, 2016 after Emera acquired TECO on July 1, 2016.

Mr. Ramil had a distinguished 40-year career with TECO which included becoming TECO’s President in 2004. He joined the TECO Board of Directors in 2008 and became Chief Executive Officer in 2010.

Mr. Ramil is Chair of the Boards of GuideWell Mutual Holding Corporation and Blue Cross and Blue Shield of Florida. He also serves on the Board of Directors of the Moffitt Cancer Center Institute and is a member of the Florida Council of 100.

Mr. Ramil is Trustee and past-Chair of the University of South Florida. He is a former member of the Board of the Edison Electric Institute, an industry association, and is a former member of the Board of Tampa Bay Partnership. Previously, he served as Chairman of the Greater Tampa Chamber of Commerce and the Tampa Hillsborough Economic Development Corp. He was also a member of the Boards of the Southeastern Electric Exchange and the Florida Electric Power Coordinating Group.

Mr. Ramil received his Bachelor of Science, Master of Science and Honorary Doctorate in Engineering from the University of South Florida (“USF”). In 1999, he was named USF’s Distinguished Alumnus and is the longest-serving member of the USF Board of Trustees, serving as its Chairman from 2010 to 2015.

Mr. Ramil brings significant business and utility sector experience to Emera’s Board, as well as a deep understanding and involvement in his community. His range and depth of skills are a great asset for Emera.

Board/Committee membership	Attendance	Total	Public company board membership during the last five years
• Board member • Health, Safety and Environment Committee member	10 of 10 4 of 4	100% 100%	• TECO Energy, Inc. (August 2010 to August 2016)

Total compensation
Fees earned in 2020 ($)	All other compensation ($)	Total ($)
273,673	Nil	273,673

DSUs awarded and held
2020 share-based awards ($)	Total 2020 increase in value of all DSUs held ($)	Market value of total DSU holdings ($)
273,673	285,269	1,352,230

Securities held
Year	Common shares	DSUs	Value of shares and DSUs ($)	Status under share ownership guidelines
2020 2019 2018	Nil Nil Nil	24,995 19,125 12,703	1,352,230 1,066,961 555,248	Mr. Ramil owns DSUs valued at 179% of the requirement under the Share Ownership guidelines; therefore, the guidelines are met.

(1)

Mr. Ramil’s independence is a matter for the determination of the Board of Directors of Emera as to whether he has a direct or indirect material relationship with Emera. As he retired as the President and CEO of TECO on August 31, 2016, the Board has determined that he should not be considered independent at this time. This determination is subject to review by the Emera Board in September 2021, and Mr. Ramil’s status in this regard may change based on the Board’s review and further determination at that time.

EMERA INCORPORATED	17

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

ANDREA ROSEN Age: 66 Toronto, Ontario Canada Director Since: 2007 Independent Skills and Experience • CEO/Senior Executive • M&A/Growth Strategy • Governance/Other Directorships • Financial

Ms. Rosen has been a Director since January 2007 and became a member of Emera’s Audit Committee in May of the same year. She served as Audit Committee Chair from April 2008 to June 2020. She was appointed to the Nominating and Corporate Governance Committee in May 2019 and was appointed Chair of that Committee in June 2020.

Ms. Rosen was a member of the two ad hoc Committees formed by the Board in August 2015 and November 2016 to oversee certain aspects of the financing related to the TECO transaction and the equity offering completed in December 2016. She was also appointed to the ad hoc Committee formed by the Board in November 2017 to oversee the equity offering completed in December 2017.

Ms. Rosen was Vice Chair of TD Bank Financial Group and President of TD Canada Trust from 2002 to 2005. Prior to this, she was Executive Vice President of TD Commercial Banking and Vice Chair of TD Securities. From 1991 to 1994, Ms. Rosen also served as Vice President of Varity Corporation. Between 1981 and 1990, she held a variety of roles at Wood Gundy Inc. (later CIBC Wood Gundy), eventually becoming Vice President and Director.

Ms. Rosen is a corporate director. She is a Director of Manulife Financial Corporation, a Canadian multinational insurance company and financial services provider. She is also a Director on the Boards of Ceridian HCM Holding Inc., a global human capital management software company, and Element Fleet Management Corp., a global fleet management company providing services and financing for commercial vehicle fleets. She is a former Director of Alberta Investment Management Corporation (“AIMCo”) and Hiscox Ltd. She is also a member of the Board of Directors of the Institute of Corporate Directors.

Ms. Rosen received her Bachelor of Laws degree from Osgoode Hall Law School and a Master of Business Administration from the Schulich School of Business at York University. She earned a Bachelor of Arts degree from Yale University.

Ms. Rosen has spent over 20 years in the corporate finance field and is an experienced senior executive. Her career in the investment and commercial banking industry has given her extensive financial and investment knowledge. Her expertise is of significant value to Emera.

Board/Committee membership	Attendance	Total	Public company board membership during the last five years
• Board member • Audit Committee member • Nominating and Corporate Governance Committee Chair	10 of 10 5 of 5 4 of 4	100% 100% 100%	• Element Fleet Management Corp. (May 2019 to present) • Ceridian HCM Holding Inc. (July 2018 to present) • Manulife Financial Corporation (August 2011 to present)

Total compensation
Fees earned in 2020 ($)	All other compensation ($)	Total ($)
263,418	Nil	263,418

DSUs awarded and held
2020 share-based awards ($)	Total 2020 increase in value of all DSUs held ($)	Market value of total DSU holdings ($)
263,418	313,296	4,087,742

Securities held
Year	Common shares	DSUs	Value of shares and DSUs ($)	Status under share ownership guidelines
2020 2019 2018	14,336 14,336 14,336	75,559 67,655 59,325	4,863,320 4,574,251 3,219,722	Ms. Rosen owns shares and DSUs valued at 642% of the requirement under the Share Ownership guidelines; therefore, the guidelines are met.

18	EMERA INCORPORATED

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

RICHARD SERGEL

Age: 71

Boston, Massachusetts

USA

Director Since: 2010

Independent

Skills and Experience

•  CEO/Senior Executive

•  Customer/Stakeholder

•  M&A/Growth Strategy

•  Governance/Other Directorship

•  Financial

•  Energy Sector

•  Compensation and Human Resources

•  Legal and Regulatory

Mr. Sergel has been a Director since September 2010. He has been a member of the Nominating and Corporate Governance Committee since November 2010 and was reappointed to the Audit Committee in May 2019 after first serving on this committee from 2010 to 2014.

Mr. Sergel was a member of the Management Resources and Compensation Committee from September 2014 to May 2019 and a member of the ad hoc Pension Governance Committee from November 2013 to May 2014. He was a member of the two ad hoc Committees formed by the Board in August 2015 and November 2016 to oversee certain aspects of the financing related to the TECO transaction and the equity offering completed in December 2016. He was also appointed to the ad hoc Committee formed by the Board in November 2017 to oversee the equity offering completed in December 2017.

Mr. Sergel is also a Director of the Company’s subsidiary, Emera US Holdings Inc.

Mr. Sergel is the former President and Chief Executive Officer of the North American Electric Reliability Corporation (“NERC”), a regulatory authority for the bulk electricity system in North America. Before that he served as President and Chief Executive Officer of National Grid USA, and its predecessor, New England Electric System, from 1998 to 2004.

Mr. Sergel is a corporate director and is a Director of State Street Corporation. He previously served on the Boards of the Edison Electric Institute and the United Way of the Merrimac Valley. He was also Chairman of the Consortium for Energy Efficiency.

Mr. Sergel holds a Bachelor of Science in Mathematics from Florida State University, a Master of Science in Applied Mathematics from North Carolina State University and a Master of Business Administration from the University of Miami.

Mr. Sergel’s extensive career in the US electricity sector has provided him with valuable industry and business skills and experience which along with his regulatory background is a distinct asset to Emera.

Board/Committee membership	Attendance	Total	Public company board membership during the last five years
• Board member • Nominating and Corporate Governance Committee member • Audit Committee member	10 of 10 4of 4 5 of 5	100% 100% 100%	• State Street Corporation (September 1999 to present)

Total compensation
Fees earned in 2020 ($)	All other compensation ($)	Total ($)
290,361	13,351	303,712

DSUs awarded and held
2020 share-based awards ($)	Total 2020 increase in value of all DSUs held ($)	Market value of total DSU holdings ($)
142,500	156,880	1,311,059

Securities held
Year	Common shares	DSUs	Value of shares and DSUs ($)	Status under share ownership guidelines
2020 2019 2018	8,500 8,500 5,500	24,234 20,688 16,986	1,770,909 1,628,394 982,863	Mr. Sergel owns shares and DSUs valued at 234% of the requirement under the Share Ownership guidelines; therefore, the guidelines are met.

EMERA INCORPORATED	19

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

JACKIE SHEPPARD

Age: 65

Calgary, Alberta

Canada

Director Since: 2009

Independent

Skills and Experience

•  CEO/Senior Executive

•  Customer/Stakeholder

•  M&A/Growth Strategy

•  Governance/Other Directorship

•  Financial

•  Energy Sector

•  Compensation and Human Resources

•  Legal and Regulatory

Ms. Sheppard has been an Emera Director since February 2009 and became Chair of the Board in May 2014.

She was a member of the Management Resources and Compensation Committee from May 2009 to May 2014, and the Audit Committee from May 2009 to October 2014. She was Chair of the two ad hoc Committees formed by the Board in August 2015 and November 2016 to oversee certain aspects of the financing related to the TECO transaction and the equity offering completed in December 2016. She was also Chair of the ad hoc Committee formed by the Board in November 2017 to oversee the equity offering completed in December 2017.

Ms. Sheppard was a Director of the Company’s subsidiary Emera Newfoundland & Labrador Holdings Inc. from 2011 until May 2016.

Ms. Sheppard is the former Executive Vice President, Corporate and Legal of Talisman Energy Inc. She is a Director on the Boards of Seven Generations Energy Ltd., a publicly traded energy company focused on Canadian natural gas development, as well as Alberta Investment Management Corporation (“AIMCo”), an institutional investment manager. She is founder and Lead Director of Black Swan Energy Inc., an Alberta upstream energy company that is private equity financed. She is a former Director of Cairn Energy PLC, a publicly traded UK-based international upstream company, and she served as Chair of the Research and Development Corporation of the Province of Newfoundland and Labrador, a provincial Crown corporation, until June 2014.

Ms. Sheppard is a Rhodes Scholar, having received an Honours Jurisprudence, Bachelor of Arts and Master of Arts from Oxford University in 1979. She earned a Bachelor of Laws degree (Honours) from McGill University in 1981 and a Bachelor of Arts degree from Memorial University of Newfoundland in 1977. She was awarded an honorary Doctor of Laws degree from Memorial University in 2019.

With her extensive roles as an executive in the energy industry, and as a director of public, private and Crown corporations, Ms. Sheppard’s experience in strategic planning, business development, public markets, legal and governance are the foundation for her leadership of the Board.

Board/Committee membership	Attendance	Total	Public company board membership during the last five years
• Board Chair (1)	10 of 10	100%	• Seven Generations Energy Ltd. (May 2016 to present) • Cairn Energy PLC (May 2010 to December 2018)

Total compensation
Fees earned in 2020 ($)	All other compensation ($)	Total ($)
425,000	Nil	425,000

DSUs awarded and held
2020 share-based awards ($)	Total 2020 increase in value of all DSUs held ($)	Market value of total DSU holdings ($)
425,000	481,245	4,872,246

Securities held
Year	Common shares	DSUs	Value of shares and DSUs ($)	Status under share ownership guidelines
2020 2019 2018	11,947 11,947 11,947	90,060 78,706 66,301	5,518,579 5,057,524 3,420,220	Ms. Sheppard owns shares and DSUs valued at 729% of the requirement under the Share Ownership guidelines; therefore, the guidelines are met.

(1)	Ms. Sheppard attended all Committee meetings in 2020 in her capacity as Board Chair.

20	EMERA INCORPORATED

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

KAREN SHERIFF

Age: 63

Toronto, Ontario

Canada

Director Since: 2021

Independent

Skills and Experience

•  CEO/Senior Executive

•  Compensation and Human Resources

•  Customer/Stakeholder

•  M&A/Growth Strategy

•  Governance/Other Directorship

•  Financial

•  Legal and Regulatory

Ms. Sheriff has been a Director since February 12, 2021.

Ms. Sheriff is past President and CEO of Q9 Networks Inc., a data centre services provider. Prior to her role at Q9, she served as President and CEO of Bell Aliant, Inc., a telecommunications company, from 2008 to 2014. She was in senior leadership positions for more than nine years with BCE Inc. and currently serves on the BCE Inc. Board of Directors. She also spent over 10 years at United Airlines in the areas of marketing, strategy, human resources and finance.

Ms. Sheriff is currently a Director of CPP Investments Board and is a past Director of WestJet Airlines Ltd.

Ms. Sheriff received her master’s degree in business administration with concentrations in marketing and finance from the University of Chicago. She was named one of Canada’s top 25 Women of Influence for 2013 and 2014 by Women of Influence Inc. She was named Woman of the Year by Canadian Women in Communications and has been recognized as one of Atlantic Canada’s Top 50 CEOs by Atlantic Business Magazine and one of Canada’s Top 100 Most Powerful Women on multiple occasions.

With her extensive senior executive experience including CEO of a public company, and leading role in transforming Bell Aliant, Ms. Sheriff brings 20 years of technology-based industry experience. She brings to Emera valuable experience leading a regulated utility along with her involvement in the sale and acquisition of major business units, including Bell Aliant, Q9, CTV and the sale of WestJet to Onex.

Board/Committee membership	Attendance	Total	Public company board membership during the last five years
• Board member (1)	N/A	N/A	• BCE Inc. (2017 to present) • WestJet Airlines Ltd. (2016–2019)

Total compensation
Fees earned in 2020 ($)	All other compensation ($)	Total ($)
Nil	Nil	Nil

DSUs awarded and held
2020 share-based awards ($)	Total 2020 increase in value of all DSUs held ($)	Market value of total DSU holdings ($)
Nil	Nil	Nil

Securities held
Year	Common shares	DSUs	Value of shares and DSUs ($)	Status under share ownership guidelines
Nil	Nil	Nil	Nil	Ms. Sheriff has until February 2026 to meet the guidelines.

(1)	Ms. Sheriff was appointed a Director in February 2021.

EMERA INCORPORATED	21

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

JOCHEN TILK

Age: 57

Toronto, Ontario

Canada

Director Since: 2018

Independent

Skills and Experience

•  CEO/Senior Executive

•  Compensation and Human Resources

•  Customer/Stakeholder

•  M&A/Growth Strategy

•  Governance/Other Directorship

•  Financial

Mr. Tilk has been a Director since July 2018 and became a member of the Audit Committee in November of the same year. He was appointed to the Management Resources and Compensation Committee in May 2019.

Mr. Tilk is the former Executive Chair of Nutrien Inc., a Canadian global supplier of agricultural products and services based in Saskatoon, Saskatchewan. He is the former President and Chief Executive Officer of Potash Corporation of Saskatchewan. Previously, Mr. Tilk spent 25 years with Inmet Mining Corporation, a Canadian-based, international metals company, with five of those years as the company’s President and Chief Executive Officer.

Mr. Tilk is a Director of AngloGold Ashanti Limited, a publicly listed international gold mining company headquartered in Johannesburg, South Africa. He is also a Director of the Princess Margaret Cancer Foundation, a not-for-profit organization. He is the former Chair of the Board of Directors of Canpotex Limited and a former Director of the Fertilizer Institute and the International Fertilizer Association.

He received his master’s in mining engineering from Rheinisch-Westfälische Technische Hochschule, a research university located in Aachen, North Rhine-Westphalia, Germany.

Mr. Tilk’s record of growing companies and leading multi-billion-dollar capital expenditure programs makes him an important contributor to Emera.

Board/Committee membership	Attendance	Total	Public company board membership during the last five years
• Board member • Audit Committee member • Management Resources and Compensation Committee member	10 of 10 5 of 5 4 of 4	100% 100% 100%	• AngloGold Ashanti Limited (January 2019 to present) • Nutrien Ltd., formerly Potash Corp. (2014 to 2018)

Total compensation
Fees earned in 2020 ($)	All other compensation ($)	Total ($)
252,986	Nil	252,986

DSUs awarded and held
2020 share-based awards ($)	Total 2020 increase in value of all DSUs held ($)	Market value of total DSU holdings ($)
252,986	254,322	582,928

Securities held
Year	Common shares	DSUs	Value of shares and DSUs ($)	Status under share ownership guidelines
2020 2019 2018	Nil Nil Nil	10,775 5,890 1,811	582,928 328,606 79,158	Mr. Tilk owns DSUs valued at 77% of the requirement under the Share Ownership guidelines. He has until July 2023 to meet the guidelines.

22	EMERA INCORPORATED

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

COMPENSATION OF DIRECTORS IN 2020

PURPOSE OF DIRECTOR COMPENSATION

The compensation of Directors is designed to:

a.	attract and retain highly skilled and experienced individuals to serve on Emera’s Board of Directors;
b.	ensure alignment with shareholders’ long-term interests; and
c.	recognize the substantial time commitment required to oversee management of the Company.

For more information about the process of determining Director compensation, see Director Compensation in the Statement of Corporate Governance Practices later in the Circular.

DEFERRED SHARE UNITS

In 2020, the annual retainer for each Director was $227,500, of which $142,500 was payable in deferred share units or “DSUs” and the balance was payable in cash. Directors can elect to receive some or all of their cash compensation in the form of additional DSUs. More information about the Directors’ DSU Plan is provided later in this section of the Circular. The Company does not offer option-based awards, non-equity incentive plan participation, or participation in a Company pension plan to its non-executive Directors.

BOARD CHAIR’S ALL-INCLUSIVE RETAINER

The annual Chair’s retainer is an all-inclusive fee, meaning the Board Chair receives no meeting fees or any other retainer for serving as Emera’s Board Chair. The all-inclusive annual retainer of the Board Chair in 2020 was $425,000. This was comprised of $212,500 in DSUs, and the remainder in cash.

COMPENSATION RATES FOR DIRECTORS

Listed below are the annual compensation rates for non-executive Directors. Mr. Balfour does not receive director compensation because he is compensated in the role of President and CEO.

Annual retainers for Directors in 2020	Cash amount ($)	DSUs ($)	Total ($)
Annual Chair’s retainer	212,500	212,500	425,000
Annual Director’s retainer	85,000	142,500	227,500
Annual Audit Committee Chair’s retainer	27,500	N/A	27,500
Annual Audit Committee member’s retainer	12,500	N/A	12,500
Annual Management Resources and Compensation Committee Chair’s retainer	22,500	N/A	22,500
Annual Management Resources and Compensation Committee member’s retainer	10,500	N/A	10,500
Annual Nominating and Corporate Governance Committee Chair’s retainer	17,500	N/A	17,500
Annual Nominating and Corporate Governance Committee member’s retainer	10,500	N/A	10,500
Annual Health, Safety and Environment Committee Chair’s retainer	17,500	N/A	17,500
Annual Health, Safety and Environment Committee member’s retainer	10,500	N/A	10,500

Each Director is entitled to an annual travel allowance of $10,000. See Compensation in the Statement of Corporate Governance Practices for a description of how the travel allowance was impacted by the COVID-19 pandemic.

Members of ad hoc committees receive meeting fees ($1,750 in-person meeting fee; $1,250 videoconference/telephone meeting fee) for their participation in each committee meeting, but typically receive no annual retainer for being a member of an ad hoc committee because of the nature of the committee’s existence, having generally been established for a specific purpose and a temporary period of time. For further information on the Company’s committees, see Committees of the Board of Directors in the Statement of Corporate Governance Practices later in this Circular.

EMERA INCORPORATED	23

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

TOTAL DIRECTOR COMPENSATION IN 2020

The following table sets out the total compensation earned by the Directors who served on Emera’s Board during 2020. Compensation is made up of applicable retainers and the annual $10,000 travel allowance (the travel allowance was determined to be payable to Directors in the first quarter of 2020, but not after as a result of Directors not travelling due to the COVID-19 pandemic – see Director Compensation for more detail).

Mr. Balfour is not included in the table as his compensation for service as Emera’s President and CEO is disclosed in the Statement of Executive Compensation. He does not receive any additional compensation for his services as a member of the Board of Emera or as a member of the Board of any of Emera’s subsidiaries or investments.

In the table below, the columns under the headings “DSUs Awarded” and “DSUs Held” show detailed information about DSUs received by Directors as compensation.

Total Compensation

						DSUs awarded		DSUs held
Director	Fees earned in 2020 ($) (1)	All other compensation ($)	Total ($)	2020 Share-based awards ($)	(2)	Value of DSUs vested during 2020 ($) (3)	Change in value of DSUs held in 2020 ($) (4)	Market value of total DSU holdings ($) (5)
James Bertram	257,986	N/A	257,986	257,986		273,807	(13,077)	692,426
Sylvia Chrominska	252,486	N/A	252,486	197,493		292,947	(66,892)	2,434,288
Henry Demone	250,986	N/A	250,986	142,500		204,040	(43,293)	1,589,945
Kent Harvey (6)	301,557	N/A	301,557	142,500		155,898	(10,449)	490,417
Lynn Loewen	252,986	N/A	252,986	252,986		333,241	(56,990)	2,157,616
Donald Pether (7)	113,889	N/A	113,889	113,889		233,344	(94,221)	1,634,036
John Ramil (6)	273,673	N/A	273,673	273,673		317,577	(32,321)	1,352,230
Andrea Rosen	263,418	N/A	263,418	263,418		427,633	(114,337)	4,087,742
Richard Sergel (6)	290,361	13,351(8)	303,712	142,500		191,829	(34,963)	1,311,059
Jackie Sheppard	425,000	N/A	425,000	425,000		614,246	(133,013)	4,872,246
Jochen Tilk	252,986	N/A	252,986	252,986		264,296	(9,954)	582,928

(1)	The “Fees earned in 2020” column is the amount of Directors’ fees, and includes the dollar value of that portion of their retainer paid in DSUs. All fees are in Canadian dollars.

(2)

This column shows the portion of Directors’ fees earned in 2020 that was allocated to DSUs. DSUs granted in 2019 are based on the value of the Emera common share closing price on December 31, 2019 ($55.79).

(3)	This column shows the value of all DSUs received in 2020, including received as dividend equivalents during the year, multiplied by the December 31, 2020 Emera common share closing price of $54.10.

(4)

This column shows the change in value of all DSUs held by each Director at the beginning of the year because of the change to the Emera common share closing price from $55.79 at the beginning of the year to $54.10 on December 31, 2020.

(5)	This column shows the value of all DSUs held by each Director at the end of 2020 based on the December 31, 2020 Emera common share closing price of $54.10.

(6)

As US-domiciled Directors, the annual cash retainer, committee retainers, and the associated meeting and travel fees are paid to Mr. Harvey, Mr. Ramil and Mr. Sergel in US dollars, using a one-to-one conversion rate to the Canadian dollar.

(7)	Mr. Pether retired from the Board on June 5, 2020. He redeemed 29,861 DSUs on October 2, 2020, leaving a balance of 30,204 DSUs as of December 31, 2020.

(8)	Mr. Sergel also received compensation for serving as a Director of Emera US Holdings Inc.

The table above includes compensation earned by Emera Directors who served on the Board of Directors of Emera subsidiaries. What follows is more information about Emera’s Directors who served on the Boards of its subsidiaries.

24	EMERA INCORPORATED

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

COMPENSATION OF EMERA DIRECTORS ON SUBSIDIARY BOARDS

The Emera Board of Directors, on the recommendation of the Nominating and Corporate Governance Committee, determines the compensation to be received by Emera Directors who serve on the Boards of Emera’s subsidiaries. Such compensation received by each Emera Director that serves as a Director on the Board of an Emera subsidiary is reported under “All other compensation” and “Total” in the Total Compensation table on the previous page.

Mr. Sergel was a member of the Board of Directors of Emera US Holdings Inc., a US holding company which is a direct subsidiary of Emera and holds certain US-based investments of Emera. He receives an annual retainer of $10,000 USD for serving on the Emera US Holdings Inc. Board, plus $1,000 USD for any Board meetings.

DIRECTORS’ SHARE OWNERSHIP GUIDELINES

To align the interests of Directors and shareholders, the Directors are subject to share ownership guidelines that require them to own common shares and/or DSUs with a value of not less than three times the annual Director’s retainer within five years following their appointment date or within five years of any change to the Directors’ compensation, whichever is the later date. For the status of each Director nominee under the Director Share Ownership Guidelines, see their biographies earlier in this Circular. For more information about the Director Share Ownership Guidelines, see Director Share Ownership Guidelines in the Statement of Corporate Governance Practices.

DIRECTORS’ DSU PLAN

Under the Directors’ Deferred Share Unit Plan (the “Directors’ DSU Plan”), non-employee Directors may elect to receive all or any portion of their cash compensation in DSUs in lieu of that cash compensation, subject to the requirement to receive a minimum portion of their annual retainer in DSUs.

Directors’ fees are paid on a quarterly basis and, at the time of each quarterly payment, the applicable amount is converted to DSUs. The number of DSUs to be credited is determined by dividing (a) the quarterly portion of the Director’s annual fee that the Director is required to receive in DSUs, together with the portion the Director elected to be paid in DSUs by (b) the fair market value of an Emera common share on the last trading day of the preceding calendar year, with fractions computed to three decimal places.

A DSU is a unit that has a value based upon the value of one Emera common share. When a dividend is paid on Emera’s common shares, the Director’s DSU account is credited with additional DSUs computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per common share by the number of DSUs recorded in the Director’s account on the record date for the payment of such dividend by (b) the market price of a common share as of the dividend payment date.

DSUs cannot be redeemed for cash until the Director leaves the Board. The cash redemption value of a DSU equals the market value of a common share at the time of redemption. DSUs are not shares, cannot be converted to shares and do not carry voting rights. DSUs received by Directors in lieu of cash compensation and held by them represent an at-risk investment in Emera. The value of DSUs is based on the value of the common shares of Emera, and therefore is not guaranteed. See Director Compensation in the Statement of Corporate Governance Practices in this Circular for more information about the compensation of Directors. Non-employee Directors are not entitled to participate in any other compensation plan of the Company or in Emera’s Employee Common Share Purchase Plan.

EMERA INCORPORATED	25

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has four standing Committees to assist it in carrying out its duties. They are the:

•	Audit Committee;

•	Management Resources and Compensation Committee (“MRCC”);

•	Nominating and Corporate Governance Committee (“NCGC”); and

•	Health, Safety and Environment Committee (“HSEC”).

From time to time the Board may establish ad hoc committees to assist the Board on specific matters of a temporary nature.

CERTAIN PROCEEDINGS

To the knowledge of the Company, none of the proposed nominees for election as Directors of the Company:

(a)	are, as at the date of this Circular, or have been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company that:

(i)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the proposed nominee was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an Order that was issued after the proposed nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)

are, as at the date of this Circular, or have been within 10 years before the date of this Circular, a director or executive officer of a company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

have, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed nominee.

26	EMERA INCORPORATED

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance at a glance

Emera’s Board of Directors annually reviews its approach to corporate governance. It monitors best practices of leading corporations with a view to enhancing governance to create and preserve long-term shareholder value. Details of Emera’s corporate governance practices may be found in this Statement of Corporate Governance Practices.

Governance highlights	For details see

All Emera Directors are independent from management except the President and Chief Executive Officer and John Ramil. Mr. Ramil joined the Board following the closing of Emera’s acquisition of TECO, where he previously held the position of President and CEO.

Board of Directors Page 28

The Board oversees the Company’s strategy, which includes reviewing the strategic planning process and annually approving the strategic plan after considering, among other things, the opportunities and risks of the business.

Board of Directors Page 28

The Board and, on certain matters by delegation, its Committees oversee the Company’s risk management.	Board of Directors Page 28

The Charter of the Chair of the Board of Directors and position descriptions for each of the Committee Chairs describe the roles and responsibilities for these leadership positions.	Position Descriptions Page 29

Directors receive an in-depth orientation when they become Board members. Regular site visits are organized for operating facilities and offices. While site visits were impacted by the COVID-19 pandemic in 2020, Directors participated in virtual training and education on special topics by videoconference. In addition, special topics of focus or interest are addressed at Board dinners and meetings. Board members are encouraged to continue to pursue education to familiarize themselves with the Company’s business, investments and key Company personnel.

Orientation of Directors and Continuing Education Page 39

Creating a culture of integrity begins with the tone at the top. Directors, Officers and employees are required to annually acknowledge that they have reviewed and understand the Emera Code of Conduct, which itself is overseen by the Nominating and Corporate Governance Committee.

Ethical Business Conduct Page 42

New Directors are recruited on the basis that they will make a strong contribution and have the background, diversity, skills and experience needed by the Board in view of the Company’s strategy.	Nomination of Directors and Director Recruitment Process Page 29

The Company maintains compensation for Directors designed to recognize the substantial time commitment required to oversee management of the Company and to align Directors’ interests with the long-term interests of shareholders.

Director Compensation Page 37

Four standing Committees assist the Board in carrying out its responsibilities: the Audit Committee; the Management Resources and Compensation Committee; the Nominating and Corporate Governance Committee; and the Health, Safety and Environment Committee. Special committees are struck from time to time as needed in regard to specific matters.

Committees of the Board of Directors Page 44

The Board annually assesses its performance in order to find ways to improve its effectiveness and that of the Chair, individual Directors and the Board Committees.	Board and Director Performance Assessments Page 34

In conjunction with the Board and Director assessment work, Directors reflect on strategy work over the year and recommend actions to be undertaken in the following year to carry out strategy. This work informs the Company’s setting of its priorities and goals for the following year, including the CEO’s objectives, and provides a guide for tracking of progress throughout the year.

Board and Director Performance Assessments Page 34

Emera Directors are always interested in receiving shareholders’ views about the Company. Shareholders are able to communicate directly with the Chair of the Board or other independent Directors through private and confidential correspondence.

Communication with Directors and Shareholder Engagement Page 47

Please read Emera’s entire Statement of Corporate Governance Practices on the following pages for more important details about the Company’s governance practices.

EMERA INCORPORATED	27

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

BOARD OF DIRECTORS

BOARD OF DIRECTORS CHARTER

The Board of Directors believes that clear accountabilities lead to the best governance and therefore maintains a Charter for the Board. Under the Charter, the Board is responsible for overseeing the management of the business of the Company and for providing stewardship and governance for the long-term success of the Company. The Charter describes the duties and responsibilities of the Board in matters of strategic planning, independence and integrity, risk management, leadership and succession, financial reporting, corporate communications, public disclosure, and corporate governance.

The Board of Directors Charter was reviewed earlier this year and amendments were adopted to ensure it appropriately reflects the Board’s responsibility. The most recent changes to the Charter highlight the Company’s ESG values. This new section underlines the Board’s responsibility to oversee management’s approach to addressing Emera’s ESG impacts, risks and opportunities which are most important to its business performance and to key stakeholders. Emera’s ESG commitments are core to our strategy. We are committed to transparency and we recently enhanced our disclosure in our annual Sustainability Report with the addition of both the Sustainability Accounting Standards Board and Task Force on Climate-related Financial Disclosure frameworks. Emera’s Sustainability Reports with our latest ESG highlights are available at www.emera.com/sustainability.

The Board Charter is attached to this Circular as Appendix “A”. We encourage you to carefully review the Charter for more detail about the responsibilities of the Board in these areas.

DIRECTOR INDEPENDENCE

All Emera Directors are independent from management, except for Mr. Balfour, who is President and CEO, and Mr. Ramil. Mr. Ramil, who was President and CEO of TECO at the time it merged with Emera on July 1, 2016, is not considered independent. He retired as President and CEO of TECO in August 2016 and he joined the Emera Board in September 2016. The question of his independence is a matter for determination by the Emera Board under applicable Canadian securities laws.

Use of the term “independent” in relation to a Director in this Circular means a Director is independent as defined under applicable Canadian securities laws and, in particular, is free of any direct or indirect material relationship, which could, in the view of the Board of Directors, be reasonably expected to interfere with the Director’s independent judgment.

In making a determination about the independence of Mr. Ramil, the Board considered the definitions of independence adopted by proxy advisory firms such as ISS and Glass Lewis, which include a five-year period during which a former CEO of an acquired company is not considered independent. But for the Board’s decision to apply the above five-year period set by third-party proxy advisory firms for a former CEO of an acquired company, the Board has determined that Mr. Ramil is in all other respects an independent Director. The Board will review Mr. Ramil’s independence status in September 2021, following the fifth anniversary of his joining the Board.

Except in regard to Mr. Sergel, who receives a retainer for being a member of the Board of Emera’s subsidiary Emera US Holdings Inc., Directors receive no other remuneration from Emera other than Directors’ retainers, fees or retainers for service as Chair of the Board or Chair or member of a Committee. Ms. Sheppard receives an all-inclusive annual retainer as Chair of the Board of Emera. As noted earlier in the Circular, Mr. Balfour does not receive any additional compensation for his services as a member of the Board of Emera or as a member of the Board of any of Emera’s subsidiaries or investments, beyond his compensation as Emera’s President and CEO.

The Company’s Articles of Association provide that no more than two Directors may be employees of the Company or of a subsidiary or affiliate of the Company. Mr. Balfour, as President and CEO of the Company, is the only Director employed by the Company.

INDEPENDENT CHAIR

Ms. Sheppard, the Chair of the Board, is an independent Director. The Articles of Association of the Company require that the Chair of the Board and the President and CEO be separate individuals.

28	EMERA INCORPORATED

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

POSITION DESCRIPTIONS

Chair of the Board

The Chair provides leadership to the Board, in order that it may fulfill its duties effectively, efficiently and independent of management. The Chair’s role is to see that the Board and shareholder meetings function effectively. The Chair leads the Board discussions and represents the Board in providing additional advice and counsel to the President and CEO, and senior leadership. Under the leadership of the Nominating and Corporate Governance Committee, the Chair participates in the recruitment and retention of Directors and oversees appropriate processes to determine that the Board of Directors has the requisite skill sets needed by the Company. The Chair also leads the conduct of an annual assessment of the effectiveness of the overall Board and its members. For the full text of the Chair of the Board of Directors Charter, visit www.emera.com/governance.

Committee Chairs

The Board has adopted position descriptions for each Committee Chair, which detail the duties of the Committee Chairs. Each Committee Chair is required to provide leadership to the Committee members and support the Committee’s effective operation to fulfill its mandate. For the full text of the position description for Committee Chairs, visit www.emera.com/governance.

President and Chief Executive Officer

The President and CEO is responsible for leadership of the Company, its people, strategic planning, financial results, overall performance, and succession planning. He is to define, communicate and implement the strategic direction, goals and core values of the Company with a view to ensuring long-term success and value creation for all stakeholders. These roles and responsibilities of the President and CEO are contained in his employment contract. The President and CEO’s employment contract is reviewed by the Chair of the Board of Directors and the MRCC, and it is approved by the Board of Directors.

Among the various responsibilities of the Board, CEO selection is of critical importance. The Board oversees the succession planning program for the Chief Executive Officer. For more information about succession planning, see Succession Planning and Leadership Development in the Statement of Executive Compensation.

BOARD SIZE

The Articles of Association provide that the number of Directors on the Company’s Board must not be less than eight and not more than fifteen. Eleven Director nominees are being proposed for election at the 2021 Annual Meeting.

NOMINATION OF DIRECTORS AND DIRECTOR RECRUITMENT PROCESS

The Nominating and Corporate Governance Committee (“NCGC”) is responsible for providing the Company with a list of nominees for election as Directors at the Company’s Annual Meeting of Shareholders. In developing a list of nominees, the NCGC evaluates the size of the Board and the mix of skills and experience of its Directors and its diversity overall, including the level of representation of women on the Board (required to be at least 30 per cent as noted below under Board Diversity).

Director nominees must, in the opinion of the members of the NCGC, be able to fully discharge their duties as Directors and contribute to the broad range of issues which come before the Board for consideration. They must be able to devote the time necessary to prepare for and attend meetings of the Board and Committees of the Board to which they may be appointed. The NCGC regularly evaluates the expected turnover of Directors in advance of their retirement from the Board and develops an effective succession plan.

Working with the Board Chair, the NCGC considers recruitment in the context of the age and tenure of current members and considering the Board’s overall policy of ensuring renewal and orderly Board succession.

The NCGC will consider the likely potential tenure of a Director candidate before making a selection. This is factored into the selection decision having regard to the current make-up of the Board, the skills and experience the candidate offers relative to those of the other Directors and keeping in mind the age of Directors. Of the proposed slate of Directors, three Director nominees have served on the Board for more than a decade and three Director nominees have served for less than three years. This represents an appropriate mix of longer-serving Directors with a history on the Emera Board, and Directors that are newer to Emera, who bring a fresh perspective and approach to the Company’s Board. For more information about the average age and tenure of Emera’s Director nominees, refer to the section entitled Mechanism for Board Renewal.

EMERA INCORPORATED	29

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

DIRECTORS’ MEMBERSHIP ON OTHER PUBLIC COMPANY BOARDS

Public company board membership for each Director during the last five years is set forth in their biographies in the section entitled Director Nominees.

COMMON MEMBERSHIPS ON BOARDS OF PUBLIC COMPANIES

Currently no other public company includes on its board two or more of Emera’s Directors.

MECHANISM FOR BOARD RENEWAL

Emera has no term limits for its Directors. The Board of Directors oversees processes for renewal of the Board, which balance many factors, and have as their ultimate objective the fulfillment of the fundamental responsibility of the Board to provide stewardship and good governance for the Company. Those processes primarily include: a robust Director recruitment process, internal governance practices that regularly assess each of the Board’s desired skills, and the conduct of an annual performance assessment of the Board, its Committees and individual Board members, all of which provide for renewal in a deliberate manner.

Emera’s governance practices prescribe that planned departures of Board members in any one year will not exceed two Directors. This practice contributes to Board renewal in a deliberate manner while ensuring continuity.

A rigorous annual performance assessment takes place under the leadership of the Board Chair with support from the NCGC and is described in greater detail under Board and Director Performance Assessments. The annual performance assessment provides information that is relevant for Board renewal.

In November 2016, the Board of Directors adopted a governance practice intended to provide for Board renewal, considering the removal in 2016 of the age limit from Emera’s Articles of Association. Under this governance practice, when recommending the nomination of Directors for election, the NCGC members must consider certain principles in relation to appropriate and balanced renewal of the Board. Those principles are as follows:

Board Renewal Principles

The NCGC adheres to a philosophy of promoting deliberate and balanced Board renewal. In keeping with such philosophy, it considers the following principles in respect of the list of Director nominees:

(a)

Age: as Directors approach 70 years of age, the NCGC assesses the needs of the Board, based on the Board’s complement and other relevant factors. Where a determination is made that such Director will be retiring, the NCGC begins the replacement process.

(b)

Tenure: the length of time that a nominee has served on the Company’s Board of Directors is considered, subject to the Guideline on Board Tenure, with a view to the Board having Directors with an appropriate mixture of tenures.

(c)	Average age: the average age of all of the Company’s Director nominees is determined and considered.

(d)	Average tenure: the average tenure of all of the Company’s Director nominees is determined and considered.

(e)

Other relevant factors: the NCGC considers any other factor Committee members determine to be relevant in the promotion of orderly succession and balanced renewal of membership on the Board, having as its ultimate objective the constitution of a Board of Directors which fulfills the fundamental responsibility of providing stewardship and good governance for the Company.

In practice, as a Director approaches age 70, the Board assesses the needs of the Board and may immediately commence a search. Depending on factors listed and taking a view as to the appropriate transition period, the transitioning Director may or may not be proposed for nomination but should not expect to be nominated after the age of 72. This flexibility allows for an orderly Board transition and balances the desire for renewal against the need for continuity and stability.

Application of Board Renewal Principles

The NCGC applied the principles to the Director nominees for Emera’s 2021 Annual Meeting. The Committee considered the average age of all of the Company’s Director nominees for election at the 2021 Annual Meeting, which will be 64.35 (in 2020 it was 63.52 years, and in 2019 it was 63.17 years), and the average tenure of all of the Company’s Director nominees as of the 2021 Annual Meeting, which will be 6.68 years (in 2020 it was 6.34 years, and in 2019 it was 5.69 years). In applying the Board Renewal Principles as described, the NCGC has recommended to the Board of Directors all the Director nominees presented earlier in this Circular.

30	EMERA INCORPORATED

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

Board Tenure Guideline

In February 2021, on the recommendation of the NCGC, the Board adopted the following Board Tenure Guideline:

In support of the Board Renewal Principles, the Board has set a guideline that Directors may serve on the Board for a maximum tenure of 15 years. Re-nominations for election as Directors will be based on the recommendation of the Nominating and Corporate Governance Committee taking into consideration the needs of the Board, the best interests of Emera given its strategic objectives and the results of the annual Board and Director Performance Assessment.

As of the date of Emera’s 2021 AGM, all Director nominees shall have served on the Board for less than 15 years.

DIRECTOR’S OCCUPATION

The Directors have also instituted a policy which requires them to submit their resignation as a Director if there is a significant change in their principal occupation. The resignation is then considered by the Board which determines if the circumstances warrant acceptance of the resignation, whether due to a conflict of interest arising by virtue of a new principal occupation or otherwise.

COVID-19 PANDEMIC

Emera activated pandemic planning protocols to respond to the global COVID-19 pandemic early last year. In March 2020, the Company elevated its response plan to address increasing risks from COVID-19 to our employees, customers and communities. With health and safety as our top priority, the Company implemented restrictions on all business travel and new procedures and protocols for our operations. Directors have observed these travel restrictions and public health directives concerning travel resulting in no face-to-face meetings being held since the start of the pandemic. However, the business of the Board and its Committees has continued, uninterrupted, through videoconference technology. The governance response to the COVID-19 pandemic was considered effective. It involved periodic updates with comprehensive information on the response to the COVID-19 pandemic across all of Emera’s operating companies. It also included the scheduling of more frequent Board meetings during the initial months of the pandemic to provide appropriate oversight of the Company’s pandemic response.

DIRECTORS MEET WITHOUT MANAGEMENT

There were 27 Emera Board and Committee meetings during 2020. The Board and each Committee have adopted the practice of meeting in an in-camera session, during which the President and CEO and all other members of management are excluded. This practice has been implemented and the Board held an in-camera session at each Board and Committee meeting.

As the former President and Chief Executive Officer of TECO, who joined Emera’s Board following the closing of the TECO acquisition in 2016, John Ramil provides excellent industry and jurisdictional expertise. Recognizing the importance of independent dialogue, the Board developed a separate protocol concerning Mr. Ramil’s participation on the Board during his early tenure as a Director. That protocol meant that Mr. Ramil recused himself for a portion of each meeting. In 2018, it was determined this protocol was no longer necessary, and that Mr. Ramil should participate in all in-camera sessions.

The Board generally holds an evening session before the day of a regularly scheduled Board meeting and prior to the Board’s annual strategy meeting. As a governance practice, and at least once a year, the non-executive Directors conduct such an evening session that excludes the President and CEO and all other management. See Board Dinner Sessions for more information.

BOARD DINNER SESSIONS

Since the declaration of the global COVID-19 pandemic in March 2020, the Emera Board has avoided all in person meetings, including its regularly scheduled pre-meeting Board dinners. However, in lieu of Board dinners, Directors have scheduled and held educational sessions by videoconference on a variety of relevant topics. These sessions are treated as an opportunity to accomplish many important governance objectives, including:

•	Meeting as Directors in an atmosphere that is not a Board meeting;

•	Meeting in a less formal atmosphere with the CEO and other senior officers;

•	Holding educational sessions on important topics for the Company’s business and strategic direction;

•	Meeting high-potential employees to advance the succession planning for the Company; and

•	Strengthening Directors’ working relationships.

EMERA INCORPORATED	31

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

CORPORATE STRATEGY

Oversight and guidance of the corporate strategy is one of the primary roles of the Board. Led by the President and CEO, the Management team works with the Board to set the strategy agenda for the year, including annual individual interviews with each Director in addition to discussions with the Board as a whole.

A specific and significant component of every scheduled Board meeting includes an update and discussion on strategy and related matters, including trends in the industry, growth initiatives, financial forecast updates and new risks and opportunities. These updates serve to keep the Board aware of changes in the market, industry and within Emera, as well as giving the Board an opportunity to provide insight and direction throughout the year on strategy.

Each year, at least one and often two board meetings are dedicated to strategy. In 2020, strategy-focused meetings were held in June and September. These meetings included the annual strategic update on industry trends including the company’s strategic positioning related to the customer-driven trends of decarbonization, decentralization and digitalization, an updated long-term financial forecast, a review and analysis of industry peers, an overview of strategic signposts that management is regularly monitoring in its ongoing assessment and review of strategy, updates on specific components of strategy including talent and digital strategies and other key strategic initiatives and projects. 2020 also included a presentation and discussion on Emera’s focus areas for growth. The June meeting also included significant scenario analysis of the current and long-term impacts of COVID-19 on the Company as well as key industry trends.

Our strategy is designed to both prepare for and capitalize on the customer-driven trends of decarbonization, decentralization and digitalization facing our industry. Broadly, Emera’s strategy continues to focus on safely delivering the cleaner, reliable and affordable energy our customers count on. We continue to drive organic growth through regulated investments in cleaner energy, reliability, infrastructure renewal and system expansion.

Environmental, Social and Governance

The Board reinforced Emera’s ESG commitments as core to our strategy and our culture. Last year, we took steps to better articulate our commitments and our approach to managing the risks and opportunities related to ESG. We also increased our ESG disclosures and governance with the addition of two disclosure frameworks to our reporting, namely: the Sustainability Accounting Standards Board and the Task Force on Climate-related Financial Disclosures disclosure frameworks. We also enhanced executive oversight of ESG and established a Sustainability Management Committee mandated to oversee the risk management, disclosures and focus areas for the Company.

Decarbonization and 2050 Net-Zero Vision

Our focus on building a more sustainable energy future shapes our environmental commitments. Decarbonization has been central to our strategy for more than 15 years and has been a key driver of our growth and innovation. Throughout 2020, the Board and Management examined and discussed Emera’s decarbonization progress, plans and pathways, which were finalized and shared publicly in February 2021 as Emera’s Climate Commitment.

Building on its strong decarbonization track record, Emera is continuing its efforts by establishing clear carbon reduction goals and a vision to achieve net-zero carbon emissions by 2050.

In 2020, we achieved a 39 per cent reduction in CO2 over 2005 levels. With existing technologies and resources and the benefit of supportive regulatory decisions, we plan and expect to achieve the following goals compared to corresponding 2005 levels:

•	A 55 per cent reduction in carbon emissions by 2025;
•	An 80 per cent reduction in coal usage by 2023 and the retirement of our last existing coal unit no later than 2040; and
•	At least an 80 per cent reduction in carbon emissions by 2040.

Emera seeks to achieve these goals and realize our net-zero vision while staying focused on enhancing reliability, maintaining affordability, adopting emerging technologies and working constructively with policymakers, regulators, partners, investors, and our communities.

32	EMERA INCORPORATED

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

Inclusion and Diversity

Emera is committed to the promotion of inclusion and diversity throughout the Company. Our commitment to our people, customers and communities reflects Emera’s social values and culture. We strive for a workplace that:

•	Reflects its communities and diverse customer base, enabling us to better understand the needs of our customers and the communities we serve;

•	Helps position Emera as an employer of choice to recruit, retain and engage high-performing talent; and

•	Fosters better decision-making with the benefit of more diverse perspectives and experiences.

Emera is now in its third year of a multi-year Inclusion and Diversity Strategy to align best practices across its operations. To support this, we have undertaken several initiatives:

•	Conducting unconscious bias training for all Emera leaders;

•	Supporting strong Inclusion & Diversity employee networks;

•	Gathering self-identification data to ensure our teams reflect our communities;

•	Undertaking the process to recruit a Director of Diversity and Inclusion; and

•	Establishing a $5 million fund to support community efforts to advance diversity and inclusion.

The Board of Directors has requested and received inclusion and diversity training and will be receiving further education and training in this area.

Gender Diversity and Women in Executive Officer Appointments

While Emera does not have targets for women in executive officer positions, management monitors and encourages the development and progression of women into leadership positions within Emera and its subsidiary companies. Management believes that diversity among the senior executive team within the Emera group of companies serves the best interests of the Company.

At Emera Inc., 38 per cent of executive officers are female. Across all Emera companies, an average of 34 per cent of executive officers are female. Among the executive officers(1) of Emera Inc. and its major subsidiary,(2) Tampa Electric Company, 18 are female, representing 39 per cent (in 2020 there were 16 female executive officers, representing 37 per cent). Currently, four of our companies are led by women (Tampa Electric, Emera Energy, Grand Bahama Power Company, and Dominica Electricity Services).

Management continues to be focused on ensuring Emera’s hiring and pay practices promote equity between men and women. Progress is being made and we continue to be committed to:

1.	Analyzing pay equity annually to:

a.	Monitor annually the rates of women in leadership and senior leadership roles;

b.	Undertake regular wage gap analysis to track progress and identify challenges by affiliate;

c.	Exercise selective pay increases if wage disparity exists; and

d.	Examine our recruitment strategies to ensure equity in pay at entry into the organization.

2.

Developing and promoting programs, such as the Engineer in Training program at Nova Scotia Power, that are focused on increasing female participation in our industry, particularly for traditionally male-dominated roles. Approximately 57 per cent of the Engineers in Training hired since 2017 have been female.

(1)

The term executive officer is defined as the Company’s Board Chair, president, a vice president in charge of a principal business unit, division or function, or any person who performed a policy-making function in respect of the issuer.

(2)

Major subsidiary means a subsidiary of the Company, the assets or revenue of which are 30 per cent or more of the consolidated assets or revenue of the Company as included in the financial statements of the Company for a relevant period. Only Tampa Electric Company meets this definition.

EMERA INCORPORATED	33

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

Our Commitment to Safety

Safety is Emera’s number one priority and the Company is committed to fostering a strong “speak up” culture that supports safety performance. In 2020, Emera’s teams adapted quickly to implement new safety procedures and protocols to respond to the global COVID-19 pandemic to keep employees, customers and communities safe. Last year, the Company implemented an Emera-wide safety management system and Emera saw the lowest OSHA injury rate and lost-time injury rate in the Company’s history. However, two recent contractor fatalities are a reminder that the Company needs to stay relentlessly focused on safety. In 2021, initiatives will focus on prevention of serious injuries and fatalities, and the management of high-risk activities. Another area of focus is safety leadership training, including behavioural aspects of safety management and improving hazard identification. Emera’s team is more resolved than ever to achieve an injury-free workplace.

Investing in Our Communities

Throughout its Community Investment Program, Emera is committed to helping to build stronger, safer and more innovative communities where we live and work. In 2020, we invested $16 million in our communities, including over $6 million to organizations providing critical aid to those most affected by the COVID-19 pandemic. Our contributions helped to provide assistance with energy costs, food, shelter and mental health support.

Information Security Oversight and Cybersecurity

The Company increasingly relies on information technology systems and network infrastructure to manage its business and safely operate its assets, including controls for interconnected systems of generation, distribution and transmission as well as financial, billing and other business systems.

The Company’s reliance on technology exposes it to potential risks of business interruption or the unavailability, release, destruction or misuse of critical, sensitive or confidential information due to cyberattacks.

The Company seeks to manage these risks by aligning to a common set of cybersecurity standards, periodic security testing, program maturity objectives and strategy derived, in part, from the National Institute of Standards and Technology’s Cyber Security Framework, including incident management, vendor management, configuration management and employee communication and training. With respect to certain of its assets, the Company is required to comply with rules and standards relating to cybersecurity and information technology including, but not limited to, those mandated by bodies such as the North American Electric Reliability Corporation and Northeast Power Coordinating Council.

The status of key elements of the Company’s cybersecurity program is reported to the Audit Committee on a quarterly basis and the Board receives reports on that work through the Audit Committee. In addition, the Board oversees the risk and mitigation plans in relation to these risks, as updated and reported on quarterly in a risk dashboard provided to Directors at each regularly scheduled Board meeting.

BOARD AND DIRECTOR PERFORMANCE ASSESSMENTS

The Board annually assesses its effectiveness to find ways to improve its performance.

Each year, the NCGC, in consultation with the Board Chair, and with the intention of continuously improving, determines the process by which assessments of the Board, Directors, Committees and individual Committee members will be conducted. The process has included the use of questionnaires and one-on-one interviews with each Director by the Board Chair. A written report from the Board Chair on the assessment is provided to the NCGC and the Board of Directors. The Board considers the report, its findings and a set of priority actions for the year at a Directors-only session which is attended by the President and CEO for only a portion of the session. Progress is monitored throughout the year with oversight on that process by the NCGC. In 2020, the NCGC determined that from time to time the assessment process may be supplemented with the engagement of a third-party consultant to assist with the process of conducting the assessment. A consultant was engaged to assist with the 2020 Board and Director performance assessment (please see 2020 Assessment below for more detail).

34	EMERA INCORPORATED

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

2019 ASSESSMENT

Overall, the 2019 Assessment found that the Board and Director performance and effectiveness were very strong. Board members take pride in the Company’s strong governance. The Assessment resulted in several priority actions for 2020 in the areas of the Company’s strategy and business, its organizational structure and capacity and with respect to Board and Committee effectiveness. With the assistance of the NCGC, the Board Chair reviewed and reported to the Board on progress made to address those priorities.

2020 ASSESSMENT

The Chair of the Board interviewed each non-executive Director as part of the 2020 Board and Director Performance Assessment. A series of questions was sent to each Director for advance consideration. The questions pertained to several themes, including:

•	Board and Committee effectiveness;

•	Corporate governance;

•	Board composition and succession;

•	An assessment of their own performance as Directors;

•	An assessment of their peer Directors on the Board;

•	Emera’s strategy and business;

•	Organizational structure and capacity; and

•	The CEO’s 2020 evaluation, and his 2021 CEO goals and objectives.

The assessment of the Chair of the Board was conducted in a meeting of all Directors that excluded the Board Chair and the President and CEO and was led by the Chair of the NCGC. Directors were also given an opportunity to provide their assessment of the Chair of the Board in a one-on-one format with the Chair of the NCGC in advance of the meeting.

Third-party Consultant

The NCGC determined that while the traditional annual assessment process conducted by the Chair was robust and effective, a third-party consultant should be engaged as part of the 2020 Board Performance process in order to provide additional insights. Separate interviews with each Director were scheduled by the consultant, who also interviewed the President and CEO and some of his direct reports as part of the process. A report of the consultant on the findings from the assessment process was provided to the Board Chair and the Board of Directors. The consultant also provided the Chair of the NCGC with a briefing on the findings that related to the Board Chair in support of her assessment.

2020 ASSESSMENT FINDINGS

The principal themes that emerged from the 2020 Board and Director Performance Assessment related to strategy and business, organizational structure and capacity as well as Board and Committee effectiveness.

Directors were satisfied with the quality and the integrity of the Board and its membership. Members are very supportive of the Board’s meeting practices.

On recruiting of Directors, the Board will focus on diversity of its membership and the ultimate size of the Board. Improvements in the way the Board and the Committees operate will also be considered, though the function of each are considered strong.

The NCGC has devoted considerable time to successfully advancing the Board’s renewal, while objectively determining the required skills of the Board and advancing diversity. Diversity of Directors at the Company’s subsidiary boards also remains a focus.

2021 OBJECTIVES

In the course of performing the Board and Director performance assessments, Directors assessed 2020 progress and proposed areas of future focus as it relates to strategy and management performance. These included:

Strategy and Business: The Company’s long-term growth priority continues to be making prudent organic investments within the existing portfolio of regulated utilities, most of which entails investments in decarbonization, reliability, infrastructure renewal and infrastructure expansion capital projects. Outside of the Company’s utilities, Management continues to pursue initiatives focused on exploring and testing Emera’s role in the energy sector of the future and the associated risks and opportunities,

EMERA INCORPORATED	35

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

largely stemming from the newer customer-driven industry trends of decentralization and digitalization. The strategy process has been enhanced, with the Board’s year-round oversight of strategy resulting in significant progress and increased alignment. Ongoing work will focus on the Company’s growth strategy, and, in an effort to continue to deliver competitively attractive risk adjusted growth in earnings and cash flow over the long term, is principally focused on organic rate base growth. Opportunities for growth through acquisition also remains an area of engagement for the Board as it continues to engage with Management in its refinement of the strategic framework and criteria for possible acquisitive growth. ESG impacts, risks and opportunities are important and growing areas of focus in strategic discussions. Significant work in the area of enterprise risk and, in particular, high-impact risks was advanced in 2020 and remains an area of focus for 2021.

Organizational Structure and Capacity: Senior management succession plans have been a focus of the Board and have been advanced with organizational changes identified to facilitate development of potential internal candidates. Board processes have included a program to expose prospective leaders to the Board. Emera’s affiliate governance model has been an area of ongoing focus and refinement by management, with input and oversight from the NCGC, and is overall considered to be structured effectively. Strategy engagement within management has been enhanced with the establishment of a Strategy Council that includes cross affiliate and cross functional executive engagement. Significant progress was made in 2020 in several areas, including senior management succession and the Company’s important ongoing inclusion and diversity initiatives. Areas of ongoing focus include leadership development; greater Board exposure to a broader succession pool; workforce diversity; workplace culture; maintaining Emera’s values; cross-functional approach to ESG; risks and opportunities from disruptive technologies; and harnessing value through digitalization. The long-term effects of the COVID-19 pandemic on the workplace will also be considered.

BOARD DIVERSITY

Diversity at the Board level is an important strategic objective of the Board and is incorporated into the Board’s succession planning and recruitment processes. Consistent with the Company’s goal of achieving and maintaining a Board of Directors with a diverse mix of experience, skills and backgrounds, when assessing Board composition or identifying suitable candidates for appointment or re-election to the Board, the NCGC considers candidates using objective criteria having due regard to the benefits of diversity and the needs of the Board. In addition to considering business experience, geography and age, the NCGC considers diversity of gender, race, Indigenous status and other distinct characteristics.

To ensure that there are a significant number of women on the Company’s Board of Directors, the NCGC adopted in 1994 a formal corporate governance practice, which has been incorporated into the NCGC charter and which requires that a minimum of 30 per cent of the members of the Board of Directors are women. The list of Director nominees for the 2021 Annual Meeting includes four women out of 11 Director nominees, or 36 per cent, which exceeds this minimum requirement (the 2020 Annual Meeting also included four women out of 11 Director nominees, or 36 per cent).

Emera’s commitment to diversity extends beyond gender. While the Board currently has no members who identify as aboriginal, a member of a visible minority or as a person with a disability, the Company is focused on establishing and maintaining a Board with a diverse mix of experience, skills and backgrounds. The NCGC considers candidates having due regard to the benefits of diversity. Its current succession focus for Board recruitment is on candidates that offer US electric utilities experience and racial and ethnic diversity to the Board. The NCGC has retained qualified external recruiters to help identify candidates of diverse backgrounds and characteristics. These recruiters are mandated to seek diverse candidates who meet the skills, experience and diversity objectives established by the NCGC.

Subsidiary Board Diversity

Emera has made significant progress in this area. Of the 20 external directors that serve on the Boards of our four largest subsidiaries (Nova Scotia Power, Tampa Electric, Peoples Gas and New Mexico Gas), 45 per cent are female and 30 per cent are Black, Hispanic or Indigenous. Diversity on our subsidiary boards remains an ongoing focus.

36	EMERA INCORPORATED

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

COMPENSATION

EXECUTIVE COMPENSATION

On the recommendation of the Management Resources and Compensation Committee (“MRCC”), the Board of Directors determines the compensation for the Company’s senior executives and other officers of the Company. See Compensation Discussion and Analysis with respect to compensation of the Company’s named executive officers.

DIRECTOR COMPENSATION

The Board of Directors determines the compensation for the Company’s Directors on the recommendation of the NCGC. The compensation of Directors is designed to recognize the substantial time commitments required to oversee management of the Company. It is intended to attract and retain highly skilled and experienced individuals to serve on Emera’s Board, and to ensure alignment with shareholders’ long-term interests. Appropriate compensation for Directors, independently determined, is also intended to support their independence of management.

In 2020, the Company removed meeting fees for Directors and moved to a flat fee structure. It also removed per meeting travel fees and moved to a single $10,000 travel allowance. The annual retainer for Directors in 2020 was $227,500 per annum, payable as follows:

•	$85,000 cash; and
•	$142,500 in DSUs.

To address the impact of changes in the Canadian and US foreign exchange rate, the annual cash retainer and committee retainers for US-domiciled Board members are paid in US dollars using a one-to-one conversion rate to the Canadian dollar.

Directors were not travelling to the Company’s Board and Committee meetings since the start of the COVID-19 pandemic in March 2020 and met by videoconference instead. In light of this, the Board decided that the Director travel allowance should not be paid for the second, third and fourth quarters of 2020. It is expected Directors would continue to forgo their entitlement to the travel allowance until the quarter in which they begin travelling again to Board and Committee meetings.

For more details on total compensation received by Emera Directors in 2020, see Compensation of Directors in 2020 earlier in the Circular.

ANNUAL REVIEW

The NCGC annually reviews the compensation of Directors to ensure it is appropriate.

The Committee reviews the compensation practices of publicly traded companies similar in size and complexity to Emera to determine whether the Directors are appropriately compensated for the responsibilities and risks involved in being a member of the Company’s Board. The review is based upon publicly available information concerning Directors’ compensation and the advice of Mercer (Canada) Limited, a third-party compensation consultant.

The NCGC has adopted the 50th percentile as a target for Director compensation and has determined it would be appropriate for Emera to continue to position total compensation of Directors at approximately the median of its peer group, which is the average of the Canadian and US sub-groups. The peer group used for Director compensation purposes is the same as the benchmarking comparator group used for senior executive compensation purposes and disclosed in the Statement of Executive Compensation later in the Circular.

EMERA INCORPORATED	37

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

Based on the approach to Director compensation described above and the recommendation of the NCGC, the Board approved the following changes to the retainer and equity compensation for Emera Directors and the annual retainer for the Chair of the Board, effective January 1, 2021.

•

The cash component of the Board Chair’s annual retainer was increased by $12,500 for a total of $225,000 and the equity component of the Board Chair’s annual retainer was increased by $12,500 for a total of $225,000. As a result of this increase, the Board Chair’s total annual compensation is $450,000.

•

The cash component of each Director’s annual retainer was increased by $7,500 for a total of $92,500 and the equity component of each Director’s annual retainer was increased by $17,500 for a total of $160,000. As a result of this increase, the total annual compensation for each Director is $252,500.

DIRECTOR SHARE OWNERSHIP GUIDELINES

Director common share and/or DSU ownership is viewed by Emera as an important means of enhancing the alignment of Director and shareholder interests. Under guidelines established by the Board of Directors, within a prescribed time frame, each Director must own Emera common shares and/or DSUs with a market value of three times the annual Board retainer. Based on the annual retainer for Emera Directors in effect on January 1, 2021 as described above, under these guidelines each Director must own Emera shares or DSUs, or a combination of the two, worth $757,500 within five years following their appointment date or within five years of any change to the Director’s compensation, whichever is the later date. Notwithstanding the increase in Director compensation on January 1, 2021, the Board did not reset the date by which current Directors must meet the share ownership guideline threshold where they have not already done so.

Details of each Director’s share and DSU ownership, and status under the Share Ownership guidelines, is shown in each Director nominee biography earlier in this Circular. All of Emera’s Director nominees are in compliance with these guidelines.

DIRECTORS ARE INCREASING THEIR SHARE/DSU OWNERSHIP OVER TIME

By virtue of the compensation payable in DSUs, more than 63 per cent of the annual retainer for Emera Directors will be paid in DSUs, which mirror the value of Emera common shares. The Directors increase their DSU ownership by at least $160,000 per annum. A majority of the Director nominees have elected to receive DSUs in lieu of cash compensation they would otherwise be entitled to as Emera Directors.

MAJORITY VOTING FOR ELECTION OF DIRECTORS

The confidence of shareholders in the actions of the Board and management is important. In order to provide a mechanism for shareholders to express that confidence in each Director, the Board has adopted a Majority Voting Policy for Directors. The Policy states:

Should a Director nominee, in an uncontested election at a meeting of shareholders of Emera Inc. at which Directors are to be elected, receive a majority of “withheld” votes from his or her election as a Director (a “Majority Withheld Vote”), the individual shall submit his or her resignation to the Board for consideration immediately following such shareholders’ meeting.

The votes determining a Majority Withheld Vote shall be the total votes cast by ballot by shareholders and proxyholders, or if a ballot vote was not conducted, shall be the total votes represented by proxies validly deposited prior to the shareholders’ meeting.

The Directors who received a majority “For” vote at the shareholders’ meeting shall consider whether or not to accept the resignation.

If there are less than three such Directors, the entire Board shall meet to consider the appropriate actions to be taken. The resignation of a Director who received a Majority Withheld Vote shall be accepted absent exceptional circumstances and is effective when accepted by the Directors. The determination shall be made within 90 days following the date of the shareholders’ meeting and a news release disclosing such determination shall be issued promptly following such determination. If the resignation is rejected, the news release shall include the reasons for rejecting the resignation. A copy of the press release shall be provided to the Toronto Stock Exchange.

Since the adoption of the Majority Voting Policy in 2008, all Director nominees have received a majority “For” vote at the Company’s meetings of shareholders.

38	EMERA INCORPORATED

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

ORIENTATION OF DIRECTORS AND CONTINUING EDUCATION

In order to best bring their skills and experience to the operation of the Board, new Directors receive an in-depth orientation to the Company’s executive leaders, business, strategy, principal risks, financial information and governance practices. This allows them to effectively and efficiently step into their new role as Director and discharge the responsibilities of that role. The Board and management have built and continue to expand a long-term program of training and information sharing for Directors to enhance their effectiveness and reinforce a collegial working relationship among members of the Board.

Orientation sessions are attended by the President and CEO and other executive officers or leaders of key subsidiaries. The Chair also attends the orientation with a new Director. A reference manual is provided in advance of the session that includes:

(a)	Recent annual and interim MD&A and financials, Management Information Circular and Annual Information Form;

(b)	Board and Committee Charters;

(c)	Strategic Plan and Business Plan and Budget;

(d)	Guide to the Company’s management structure;

(e)	Insider trading guidelines;

(f)	Emera’s Code of Conduct; and

(g)	Minutes of previous Board meetings.

CONTINUING EDUCATION FOR DIRECTORS

The Board, with the support and oversight of the NCGC, regularly seeks opportunities to update, educate and inform the Directors in areas they request or that management determines are relevant to issues facing the Company.

The Board and Committees receive regular presentations from Management updating Directors about market and industry conditions and trends that may impact the Company’s business and influence its strategy. From time to time, the Board receives specialized presentations on various matters of significance to the Company.

Annually, the Board has also been provided with opportunities to visit operational facilities to help Directors to get to know leaders, understand management structure and more fully understand the business. Given the global COVID-19 pandemic, the Emera Board has avoided travel and, therefore, there were no visits to operational facilities in 2020. Site visits are tentatively being scheduled for later in 2021 pending health guidelines regarding travel and gatherings.

Emera adopted a Guideline for Directors’ Attendance at Education Sessions, which is designed to encourage Directors to participate in education sessions from time to time that are directly related to the business of the Company and the performance of their duties as a Director of the Company. The Guideline provides that independent Directors who wish to attend an education session request the approval of the Board Chair to attend a particular education session and receive reimbursement of expenses in accordance with the Guideline. In 2020, Emera Directors participated in relevant education that included sessions presented by the Institute of Corporate Directors in Canada and the National Association of Corporate Directors in the United States.

EMERA INCORPORATED	39

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

Directors participated in education sessions and received education materials about specific topics in 2020, as follows below:

Topic	Date	Participants

Business and operations

Government Relations	February	Board members

Regulatory & Government Relations Update Negative Interest Rates Discussion Paper	May	Board members

Capital Markets Overview Industry Trends	June	Board members

Utility Sector Regulatory Update State of hydrogen development and its potential role in decarbonization	August	Board members

Subsidiary Governance Update on Charter and Best Practices	September	Nominating and Corporate Governance Committee members and Board Chair

US presidential election results – macro and geopolitical and energy sector implications	November	Board members

High Impact Risks – Electric Utilities High Impact Risks – Gas Operations	September and November	Board members

Market trends and regulatory updates

Safety – Supplemental Reading Materials	January	Health, Safety and Environment Committee members and Board Chair

Future of Natural Gas Industry	March	Board members

Presentation on Inclusion and Diversity	September	Board members

Executive Compensation and Governance Trends	September	Management Resources and Compensation Committee members and Board Chair

Developments in Corporate Governance	September	Nominating and Corporate Governance Committee members and Board Chair

Deep Decarbonization Strategic Role of Natural Gas	November	Board members

The Board of Directors encourages, and the Company pays the out of pocket costs for, Directors to pursue education sessions provided by third parties that are related to the business of the Company and the performance of their duties as a Director of the Company.

40	EMERA INCORPORATED

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

RISK MANAGEMENT

The Emera Board has a comprehensive and multi-faceted approach to risk oversight.

The Board of Directors is responsible for overseeing risk. It is also responsible for overseeing the implementation by management of appropriate systems to identify, report and manage the principal risks of Emera’s business. It is responsible for overseeing the development of Emera’s risk management framework and allocation of responsibilities for risk management, which it does with support from the NCGC. The Board has endorsed a risk statement which articulates the Company’s risk appetite. The risk statement sets out the risk appetite across a number of areas and is intended to provide general guidance for decisions of the Company. The Board considers Emera’s risk profile and oversees Emera’s risk management by reviewing:

(a)	the annual identification and assessment of the principal risks of Emera;

(b)	the process for ongoing monitoring, updating and reporting of the principal risks of Emera;

(c)	the effectiveness of Emera’s mitigation response to its principal risks; and

(d)	the alignment of risk management with Emera’s risk profile, its strategy and its organizational objectives, including capital and resources allocation.

Further, a comprehensive and ongoing risk assessment is part of every major project the Company undertakes. The Board is also responsible for reviewing Emera’s annual insurance program and its uninsured exposure.

Over the course of 2020, the Board oversaw a significant advancement in the way enterprise risk is assessed and reported on to provide greater insight into the current and future state of Emera’s risk posture. This involved two interrelated initiatives which have enhanced governance of enterprise risk at Emera. Under the Board’s oversight, management undertook a robust, in-depth analysis of several of its top high impact enterprise risks where teams identified and assessed the likelihood, impact and maturity of control systems for a number of the Company’s major risks and identified further opportunities for risk mitigation. This work is ongoing in 2021 with respect to other high impact risks. In addition, the previous quarterly risk dashboard was significantly updated and supplemented with a new heat map which identifies for each risk, the inherent risk, the currently mitigated risk, the maturity of the control environment and the directional opportunities for further risk reductions.

The Board also annually evaluates the operation and effectiveness of the Board of Directors, its Committees and the Chair of the Board. That evaluation includes consideration of whether the Board has examined the key risks to the Company’s strategy and business plan. It also invites suggestions for improving the risk management process. More information about this process is included under Board and Director Performance Assessments in the Circular.

The Board has delegated certain risk oversight to the Committees as set forth in their Charters. Notwithstanding such delegation, the Board retains its oversight function and ultimate responsibility for these delegated functions.

Nominating and Corporate Governance Committee (“NCGC”)

The NCGC has responsibility for overseeing the development of a risk management framework and assisting the Board in determining the proper and effective allocation of risk oversight responsibilities.

Management Resources and Compensation Committee (“MRCC”)

The MRCC is responsible for evaluating the compensation programs to determine that they do not reward executive officers for taking inappropriate risks that may harm the interests of the Company and its shareholders. The MRCC conducts a compensation risk review annually to ensure that the compensation policies are designed to take account of and mitigate (a) the incentive opportunities that inadvertently encourage excessive and unnecessary risk-taking, (b) pay structures that inadvertently encourage behaviour that destroys or diminishes long-term value, (c) a lack of appropriate alignment between pay and performance, and (d) payouts which are not aligned with Emera’s business strategy.

Audit Committee

The Audit Committee of the Board of Directors assists the Board in discharging its oversight responsibilities concerning the integrity of Emera’s financial statements, its internal control systems, the internal audit and assurance process, the external audit process and its compliance with legal and regulatory requirements. The Audit Committee has oversight responsibilities for trading and credit risk. It receives the annual update on trading and credit risk activities, and reports to the Board. Cybersecurity risk is also reviewed by the Audit Committee on a quarterly basis.

EMERA INCORPORATED	41

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

Health, Safety and Environment Committee (“HSEC”)

The HSEC reviews actions taken by the Company to identify and manage risks related to health, safety and environmental matters which may have the potential to adversely impact the Company’s operations, employees, strategy or reputation. In 2020, the HSEC reviewed detailed updates on the Company’s COVID-19 pandemic response and planning, including the framework for responsible re-entry of employees back into the workplace.

ETHICAL BUSINESS CONDUCT

The Board is committed to sustaining a culture of integrity and ethical business practices throughout the Company.

CODE OF CONDUCT

Emera adopted a new Code of Conduct in 2016 when Emera and TECO closed their merger transaction, replacing Emera’s Standards for Business Conduct and TECO’s Code of Ethics & Business Conduct. When they join, and annually thereafter, Directors, officers and employees of Emera and its subsidiaries are required to sign a form acknowledging they have reviewed, understand, are currently in compliance and agree to comply with our Code.

The Code of Conduct is available on Emera’s website at www.emera.com/governance, or a copy may be obtained by contacting the Chief Human Resources Officer, Emera Inc., P.O. Box 910, Halifax, Nova Scotia B3J 2W5.

The Board regularly reviews the Code of Conduct and makes revisions to update the content in keeping with best practices. Employees are encouraged under the Code to, in good faith, seek advice, raise concerns, and report suspected misconduct related to Emera’s business. Emera does not tolerate retaliation, threats of retaliation, termination from an Emera Company, or other types of discrimination that are directly or indirectly related to the good faith disclosure of suspected unethical activities or violations of laws, regulations or policies.

The Board monitors compliance with the Code of Conduct. There have been no instances of any waiver of compliance with the Code of Conduct for any Director or Officer.

RESPECTFUL WORKPLACE

Emera has a long-standing Respectful Workplace Policy, which clearly condemns harassment, sexual harassment, bullying and discrimination in the workplace. Emera’s Code of Conduct also highlights the Company’s commitment to respect in the workplace and makes it clear there is no place for disrespect in the form of harassment, sexual harassment, bullying or discrimination in the workplace.

In 2018, the Respectful Workplace Policy was revised to be adopted by all operating subsidiaries. The revised Policy highlights the standard process for reporting and addresses harassment, sexual harassment, discrimination and bullying. These revisions have been reflected in the Code of Conduct and in the mandatory training which were each instituted in 2019. The training includes a more robust module on harassment, sexual harassment, discrimination and bullying, and outlines the support available to employees.

ETHICS HOTLINE

The Company has established a confidential Ethics Hotline hosted by an independent external service provider. The Ethics Hotline is available to employees, contractors and third parties to report allegations of non-compliance with the Code of Conduct. The internal audit department (“Audit Services”) is responsible for administering the Ethics Hotline process and ensuring all reports are investigated by the Company. Audit Services provides an overview of the Ethics Hotline reports to the Audit Committee on a quarterly basis.

CORPORATE DISCLOSURE POLICY

The Board has approved a Disclosure Policy to ensure that communications to investors and potential investors are timely, factual and accurate, and that the information is disseminated in accordance with all applicable legal and regulatory requirements to the investing public, analysts and the media. For the full text of the Corporate Disclosure Policy, visit www.emera.com/governance.

CONFLICTS OF INTEREST

Directors are required to declare any conflict of interest which they may have in a matter before the Board. In any matter requiring approval of the Board, a Director is prohibited by the Company’s Articles of Association from voting in respect of the matter in which the Director is interested.

42	EMERA INCORPORATED

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

RELATED PARTY TRANSACTIONS

Transactions between Emera and related parties are monitored in several ways to determine that such transactions comply with applicable laws, regulatory rules, and Emera’s Code of Conduct. In particular:

•

The Audit Committee oversees the disclosure in Emera’s financial statements of related party transactions that are required to be disclosed pursuant to United States Generally Accepted Accounting Principles. In the ordinary course of business, Emera provides energy, construction and other services and enters into transactions with its subsidiaries, associates and other related companies on terms similar to those offered to non-related parties. All material amounts are under normal interest and credit terms. Additional disclosure is provided in Emera’s financial statements regarding more significant transactions between Emera and its associated companies.

•

Under Emera’s Articles of Association, any Director who has an interest in a transaction with the Company must disclose the existence and nature of the interest to the Board of Directors and such director may not participate or vote on the matter.

•

Under Emera’s Code of Conduct, Directors, officers and employees of Emera cannot own more than a 10 per cent interest in, or act in the capacity of a director, officer, partner, consultant, employee or agent for a supplier, contractor, sub-contractor, Emera customer, competitor or any other person or organization with which Emera has a similar relationship, without the express prior approval of Emera’s President, Board Chair or its Board of Directors, as the case may be. They must also seek similar approval when a company, partnership or business in which they, or a member of their family, own more than a 10 per cent interest, or in which they are a director, partner, officer, consultant, employee or agent seeks to do business with Emera.

•

Also, as described in Emera’s Code of Conduct, Emera’s subsidiaries are regulated by several Canadian, U.S. and Caribbean energy regulators. Certain of these regulators have imposed specific codes and standards of conduct which address matters such as undue discrimination and preferential treatment between regulated companies and their affiliates. These rules may apply to and restrict arrangements between affiliates to conduct business or share employees. Emera’s subsidiaries have created separate codes and standards of conduct addressing these matters. Directors, officers and employees are required by the Code to be aware of, and comply with, these affiliate rules at all times.

The Audit Committee is responsible for annually receiving and reviewing a report on executive officers’ compliance with the Code of Conduct and receives quarterly reports on the Company’s ethics program, including reports received through the Ethics Hotline (see Ethics Hotline, above) or submitted directly to the Company’s Audit Services group.

SUBSIDIARY GOVERNANCE

The Tampa Electric Company and Nova Scotia Power Boards have each adopted Board charters. These charters reflect the appropriate balance between the role of an operating subsidiary Board and the role of Emera as the parent holding company. In 2020, the NCGC approved a form of a Board charter to be used as a model for adoption by each operating subsidiary Board that does not currently have a Board charter. Emera’s operating subsidiaries have robust and disciplined governance processes that include fully active Boards of Directors, with most having a complement of external Directors. In most cases, external, independent, and local Directors are added to the subsidiary Board until they form a majority on the Board. The inclusion of external members on subsidiary Boards in a fiduciary role as Directors has significant benefits. Local Directors bring a diversity of thought and perspective to the Board table and they bring a connection to the community where the business is located.

The Chair of each operating subsidiary Board is elected in accordance with the subsidiary’s organizational documents and is typically Emera’s CEO or an Emera executive based on the CEO’s recommendation. Additional Emera and subsidiary executives are also Directors but combined would typically form a minority of the Board. Emera values the benefits that diversity can bring to subsidiary Boards of Directors. Emera’s operating subsidiaries seek to achieve and maintain a Board comprised of talented and dedicated Directors with a diverse mix of experience, skills and backgrounds.

As the parent holding company, Emera provides certain corporate-wide services to its operating subsidiaries. These corporate- wide services, which provide benefit for the entire organization, include several areas such as safety, environment, compliance, internal audit, insurance, corporate security and treasury services. Enterprise-wide policies of Emera, such as Emera’s safety management system, are either expressly adopted by an operating subsidiary Board, or the impact is considered by Emera through consultation with the operating subsidiary.

EMERA INCORPORATED	43

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

COMMITTEES OF THE BOARD OF DIRECTORS

The Board is committed to effectively and efficiently carrying out its oversight responsibilities. As such, it strongly supports the work of its four standing Committees, to which certain functions are delegated as set forth in the written charters. The Board Committees are:

(a)	the Audit Committee;

(b)	the Health, Safety and Environment Committee (“HSEC”);

(c)	the Management Resources and Compensation Committee (“MRCC”); and

(d)	the Nominating and Corporate Governance Committee (“NCGC”).

From time to time the Board establishes ad hoc Committees.

AUDIT COMMITTEE

The Audit Committee is comprised of:

Chair: Mr. Harvey

Members: Ms. Loewen, Ms. Rosen, Mr. Sergel and Mr. Tilk

The Audit Committee assists the Board in discharging its oversight responsibilities concerning the integrity of Emera’s financial statements, its internal control systems, the internal audit and assurance process, the external audit process and its compliance with legal and regulatory requirements.

The Committee consists of independent Directors only, who each have a high degree of financial acumen. The Committee is responsible for reviewing and recommending to the Board the annual and interim financial statements and all related management’s discussion and analysis.

The Committee evaluates and recommends to the Board the appointment of the external auditors and the compensation of such external auditors. Once appointed, the external auditors report directly to the Committee, and the Committee oversees the work of the external auditors concerning the preparation or issuance of the Auditors’ reports or the performance of other audit, review or at test services for Emera.

The Committee reviews and discusses Emera’s major financial risk exposures and the policy steps management has taken to monitor and control such exposures, including the use of financial derivatives, hedging activities, credit and trading risks, and cybersecurity.

The Committee reviews management controls and processes concerning the administration of investment activities, financial reporting, and financial performance and funding of the pension plans. The Company’s lead internal auditor also reports directly to the Audit Committee, and the Committee oversees the appointment, replacement and termination of the lead internal auditor.

For the full text of the Audit Committee Charter, visit www.emera.com/governance.

44	EMERA INCORPORATED

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

HEALTH, SAFETY AND ENVIRONMENT COMMITTEE (“HSEC”)

The HSEC is comprised of:

Chair: Mr. Bertram

Members: Mr. Harvey, Ms. Loewen and Mr. Ramil

The HSEC consists of Directors selected by the Board. A majority of Committee members shall be independent Directors. The purpose of the HSEC is to assist the Board in carrying out its responsibilities relating to oversight and coordination of Emera’s health, safety and environmental programs, and making recommendations to the Board as appropriate.

The Committee’s role is to review the performance of the Company on health, safety and environmental matters, including the Company’s compliance with legislation, and conformance with industry standards and best practices. It reviews emergency response plans and programs.

The HSEC oversees the Company’s health, safety and environmental systems and policies. It reviews actions taken by the Company to identify and manage risks. This oversight extends to Emera’s subsidiaries.

Any significant safety or environmental incidents respecting the Company’s assets or operations will be reviewed by the HSEC, including those involving personnel safety, contractor safety, public safety or environmental damage. The Committee oversees management’s response to any significant regulatory findings, orders, reports and/or recommendations related to health, safety and the environment.

For the full text of the HSEC Charter, visit www.emera.com/governance.

MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE (“MRCC”)

The MRCC is comprised of:

Chair: Ms. Chrominska

Members: Mr. Bertram, Mr. Demone and Mr. Tilk

The MRCC consists of independent Directors only. The Committee reviews overall compensation, including salary and benefits policies, and recommends such policies to the Board of Directors for approval.

The MRCC supports the Chair of the Board in conducting a review of corporate goals and objectives relevant to the President and CEO’s compensation and supports the Chair of the Board in recommending such goals and objectives for the current year to the Board of Directors. The Committee ensures that an assessment of the President and CEO’s performance in relation to these goals and objectives is completed. It makes recommendations to the Board of Directors relating to the President and CEO’s total compensation, including participation in incentive compensation and equity-based plans. It also makes recommendations about senior management’s total compensation and incentive compensation plans and equity-based plans. It approves grants of stock options, performance share units (“PSUs”), restricted share units (“RSUs”) and deferred share units (“DSUs”) in accordance with the provisions of the respective plans. It reviews executive compensation disclosure prior to the Company releasing such information to the public.

The Committee recommends executive officer appointments to the Board of Directors for approval. It supports and contributes to the Board’s succession planning process in respect of the President and CEO of the Company. It annually reviews the succession planning process for senior management and other potential senior management candidates, including for Emera’s subsidiaries, and oversees and contributes to that process. It reviews share ownership guidelines for executive officers. It satisfies itself that there are appropriate labour relations strategies in place and it regularly reviews management’s direction and decisions made in support of labour and employee relations. It also reviews the design of pension plans for the Company’s employees.

EMERA INCORPORATED	45

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

The MRCC is responsible for evaluating the compensation programs to determine that they do not reward executive officers for taking inappropriate risks that may harm the interests of the Company and its shareholders. Under its Charter, the Committee must conduct a compensation risk review annually to ensure that the compensation policies are designed to take account of and mitigate:

(a)	incentive opportunities that inadvertently encourage excessive and unnecessary risk-taking;

(b)	pay structures that inadvertently encourage behaviour that negatively impacts long-term value;

(c)	misalignment of pay and performance; and

(d)	payouts which are not aligned with Emera’s business strategy.

For the full text of the MRCC Charter, visit www.emera.com/governance.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE (“NCGC”)

The NCGC is comprised of:

Chair: Ms. Rosen

Members: Mr. Demone and Mr. Sergel

The NCGC assists the Board with a variety of matters relating to corporate governance. One of its primary duties is to provide the Company with a list of nominees for election as Directors to be included in the Company’s Management Information Circular prior to each Annual Meeting of Shareholders of the Company. The Committee is responsible for identifying, considering and recruiting people qualified to become Directors, having regard for the background, employment and qualifications of possible candidates and the criteria for service as a Director as approved by the Committee and the Board. For more information about the nomination of Directors, see Nomination of Directors and Director Recruitment Process earlier in this Circular. The Committee consists of independent Directors only, selected by the Board.

The NCGC oversees the succession of Directors in accordance with the Board’s Renewal Principles and following a full skills assessment, having regard to the anticipated retirement of Directors and, where applicable, the Chair of the Board and Committee Chairs.

The NCGC is responsible for developing and communicating the Company’s approach to corporate governance issues, and reviews and approves Emera’s disclosure of corporate governance practices, including this Statement of Corporate Governance Practices. The Committee keeps abreast of best governance practice benchmarks and regularly evaluates the governance practices of Emera. It reviews any disclosure of the Company’s corporate governance practice in accordance with applicable rules and regulations.

The NCGC oversees the orientation of new Directors. This orientation program for new Directors is reviewed each time that a new Director joins the Board and is updated as required.

The Committee is responsible for assisting the Board of Directors in determining the proper and effective allocation of risk oversight responsibilities. Other duties and responsibilities of the Committee include:

(a)	assisting the Board and its Committees in determining Committee composition, as well as reviewing and updating the mandate of each Committee, for submission to the Board;

(b)	making recommendations to the Board on all components of non-employee Director compensation, including the Board Chair and Committee Chairs;

(c)	ensuring procedures are in place to assist the Board in obtaining information necessary to carry out its duties and ensuring the Board has access to executive management;

(d)	reviewing and updating the Company’s Code of Conduct;

(e)

determining the process by which performance assessments are to be conducted, which evaluate the performance of the Board, the Board Chair, individual Directors, Board Committee Chairs and Board Committee members;

(f)	reviewing all activity with respect to the indemnification of Directors and officers; and

(g)	overseeing pension governance for the Emera group of companies.

For the full text of the NCGC Charter, visit www.emera.com/governance.

46	EMERA INCORPORATED

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

COMMUNICATION WITH DIRECTORS AND SHAREHOLDER ENGAGEMENT

Disclosure Policy and Practices

The Board has adopted a Disclosure Policy to ensure all communications of material information to the investing public about the Company are accurate, that they fairly present in all material respects the Company’s financial condition and its results of operations and are made on a timely basis.

Emera has established an executive Disclosure Committee responsible for overseeing the Company’s disclosure practices. The Company’s CEO and CFO, the leaders of its businesses, and senior management responsible for legal, finance, investor relations, and communications functions are members of the Disclosure Committee, which meets at least quarterly. Members of the Committee are responsible for reviewing all core disclosure documents containing material information, including the Company’s management’s discussion and analysis and financial statements prior to their being presented to the Audit Committee and Board for approval. The Committee is responsible for taking reasonable measures to ensure the education of Directors, officers and employees about disclosure issues and the Disclosure Policy. The Disclosure Policy defines the Company’s designated spokespersons and outlines the role of employees in Company disclosure. It also defines procedures for contact with analysts, investors and the media and guidelines for the disclosure of forward-looking information in continuous disclosure documents, speeches and conference calls.

Emera’s Disclosure Policy may be found on its website at www.emera.com/governance.

Engagement

Emera has a mature and robust program of engaging with investors through meetings with shareholders, investor day events and other initiatives. In 2020, Emera’s executives met with many of the Company’s shareholders, including all of Emera’s active top 20 investors. An investor day is generally held each year, most recently on February 25, 2020 in Tampa, Florida. Directors receive detailed reports on the shareholder engagement activity by management at each regularly scheduled meeting of the Board.

The Directors are interested in shareholders’ views about the Company, its governance and its operations. The Board oversees systems for receiving feedback from shareholders and it monitors feedback received by the Company.

Shareholders are encouraged to provide feedback to management and/or the Board	Contact information

To reach management:

• President and CEO • Chief Financial Officer • Chief Legal and Compliance Officer • Corporate Secretary	Email: Scott.Balfour@emera.com Email: Greg.Blunden@emera.com Email: Bruce.Marchand@emera.com Email: Stephen.Aftanas@emera.com

To reach the Board: (1)

• Chair of the Board • Chair of a Committee	Email: info@emera.com

(1) Confidential	communications with the Chair of the Board or another Board member should be mailed to the address below marked “Private and Confidential”.

The Board has engaged with the Canadian Coalition for Good Governance (“CCGG”), which represents a number of Canadian institutional shareholders (including many of Emera’s largest shareholders), in promoting good governance practices in Canadian public companies. In October 2017, Ms. Sheppard, the Board Chair, and Ms. Chrominska, the Chair of the MRCC, met with representatives of the CCGG in a Board engagement session. The purpose of the Board engagement meeting was to provide a private forum for dialogue and exchange of views between independent Directors and institutional investors. The Board engagement meeting was not attended by any member of Emera’s management. Following this Board engagement session, Emera was awarded the 2018 Governance Gavel Award recognizing excellence in shareholder communications as reflected in Emera’s Management Information Circular. The CCGG again reached out to schedule a further Board engagement meeting in June 2019. This further meeting was also attended by Ms. Sheppard as Board Chair and Ms. Chrominska as MRCC Chair. Again, no member of Emera’s management attended the meeting.

EMERA INCORPORATED	47

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

The meeting’s discussion topics included Emera’s corporate governance practices and disclosure, executive compensation, Board oversight of risk and the Company’s approach to sustainability and ESG as an emerging focus area for institutional investors.

The Board recognizes that shareholder engagement is an evolving practice and plans to review its practices annually with a view to enhancing their effectiveness.

Shareholder engagement process	Contact information

Shareholders may communicate with the Chair of the Board or other independent Directors by sending them a letter using regular mail or other means of delivery. If the envelope is marked “Private and Confidential”, it will be delivered, unopened, to the Chair of the Board of Directors, or such other independent Director to whom it is addressed.

Attention: Chair of the Board of Directors of Emera Inc. (or Name of Independent Director) P.O. Box 910, Halifax, Nova Scotia B3J 2W5 in a sealed envelope marked “Private and Confidential”

Say on Pay

Emera’s 2021 Annual Meeting of Shareholders will again ask shareholders to consider and approve the Company’s approach to executive compensation. While the outcome of the vote is non-binding, the MRCC will take the results of the vote very seriously in determining the Company’s approach to executive compensation.

Shareholder Proposals

Shareholders can submit proposals to be considered at an annual meeting of the Company provided they are duly submitted in advance and included in the Management Information Circular for the meeting. A shareholder intending to submit a proposal for consideration at an annual meeting must comply with the applicable provisions of the Nova Scotia Companies Act and the Company’s Articles of Association (“Articles”). This includes compliance with the requirements for Director nominations contained in the Articles where the proposal includes a nomination for the election of an individual to the Board of Directors. The Company will include a shareholder proposal in its Management Information Circular prepared for an annual meeting provided such proposal was received by the Company at least 90 days before the anniversary date of the previous annual meeting and provided such proposal is required by the Companies Act to be included in such Management Information Circular. Regardless of whether you are submitting a proposal, the nomination of Directors is still subject to compliance with the Articles which require notice of the nomination not less than 30 days prior to the date of the annual meeting. Should you have any questions about shareholder proposals or Director nominations, please contact Emera’s Corporate Secretary using the contact information in the Notice of Meeting at the beginning of this Circular.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. The Company’s financial information is contained in its comparative financial statements and management’s discussion and analysis for the financial year ended December 31, 2020.

For copies of the Company’s financial statements and management’s discussion and analysis, you may also contact the Office of the Corporate Secretary at:

Corporate Secretary

P.O. Box 910, Halifax, Nova Scotia B3J 2W5

Telephone: 902.428.6096; Facsimile: 902.428.6171; email: Stephen.Aftanas@emera.com.

48	EMERA INCORPORATED

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

SENIOR MANAGEMENT STOCK OPTION PLAN AMENDMENT

At the Meeting, shareholders will be asked to ratify, confirm and approve, with or without variation, an amendment to the Senior Management Stock Option Plan (the “Plan”), under which options may be granted to senior management in respect of authorized and unissued common shares of the Company to a current maximum of 11,700,000 shares, or approximately 4.65 per cent of the total issued and outstanding common shares of the Company (all figures in this section are as of December 31, 2020 unless otherwise noted).

The Plan has been established by the Company as a long-term incentive program for senior management of the Company and its affiliates. This Plan is intended to: (a) encourage participants to acquire an increased proprietary interest in the Company and to thereby participate in the Company’s future growth and development; (b) attract and retain high calibre senior management; and (c) provide an incentive to further the development, growth and profitability of the Company, and thereby to enhance shareholder value.

The purpose of the amendment is to increase the maximum number of common shares available for issuance under the Plan by an additional 3,000,000 common shares issuable under the Plan, which represents approximately 1.19 per cent of the Company’s issued and outstanding common shares.

INCREASE MAXIMUM NUMBER OF SHARES

The common share reserve of 1,706,109 was originally approved by shareholders in April 1994. In May 2006 the reserve was increased to 6,700,000 common shares, and then in 2014, the reserve was further increased to the current maximum of 11,700,000 common shares. Since its inception in 1994, 8,170,108 common shares have been issued under the Plan, which represents approximately 3.25 per cent of the total issued and outstanding common shares of the Company, leaving 3,529,892 common shares reserved for issuance under the Plan.

Accordingly, the 3,529,892 common shares reserved for issuance under the Plan, together with the 3,000,000 additional common shares sought to be made available for issuance under the Plan by virtue of the proposed amendment, represent approximately 2.60 per cent of the total issued and outstanding common shares of the Company.

If this amendment is not approved, the inventory of common shares available for issuance under the Plan will be exhausted by the Company for the 2022 grants, and the Plan will no longer be available to encourage common share ownership. This increase will allow for a sufficient reserve balance to be maintained, based on granting an average of 550,000 options per year, for the next five years.

For more information about the Plan, see the section entitled Senior Management Stock Option Plan in the Statement of Executive Compensation later in this Circular.

SHAREHOLDER APPROVAL

The rules of the TSX require that the above-described amendment to the Plan be approved by an ordinary resolution passed by a majority of the votes cast by holders of common shares present or represented by proxy at the Meeting. The management representatives designated in the enclosed form of proxy intend to vote FOR the ratification, confirmation and approval of the amendment to the Plan. The full text of the amendment is set out in the resolution attached as Appendix “B” to this Circular.

RECOMMENDATION OF DIRECTORS

The Board believes that the proposed amendment is in the best interests of the Company and unanimously recommends that shareholders vote in favour of the proposed amendment by voting FOR the resolution set out in Appendix “B” to this Circular.

EMERA INCORPORATED	49

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

A LETTER FROM THE MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE TO OUR SHAREHOLDERS

Dear Shareholder:

At Emera, our commitment to delivering sustainable value to shareholders is rooted in the strength of our strategy, portfolio and team. The ability of our executive team to lead and motivate all employees to act in the best interests of shareholders, customers and other stakeholders is fundamental to that commitment to shareholders. This was particularly evident in 2020 as our executive leaders established new policies and procedures to guide our teams through the global COVID-19 pandemic and continue to deliver the energy our customers count on and the value our shareholders expect.

Emera’s compensation philosophy is to align pay with performance. This is why we directly link a significant portion of the compensation we pay our executives to the achievement of objectives that drive value. We believe that aligning the interests of our executives with the interests of our shareholders is critical so we require executives to hold significant equity in the Company. Our share ownership guidelines reflect our belief that executives must also be shareholders and maintain a meaningful personal financial stake in the Company.

The Management Resources and Compensation Committee (the “Committee” or “MRCC”) is the steward of the Company’s compensation programs and oversees all aspects of executive compensation. The Committee carefully assesses and makes recommendations to the Board on how performance measures and targets are set so they reflect the Company’s core values and our short- and long-term strategic priorities. The targets must be achieved within the principles of prudent risk management, good corporate governance, and compliance with relevant standards and regulations. Guided by these principles and input from other members of the Board, the Committee diligently oversees the establishment of the Company’s performance goals and assesses our executive compensation programs, including payouts for the executive team, while continuously seeking to improve our practices and standards.

We are pleased to provide an overview of our approach to executive compensation, the Board’s assessment of Emera’s 2020 performance, and our decisions relating to executive compensation.

COVID-19 IMPACT

Despite the challenges of COVID-19, the Committee felt that the existing compensation policies adequately addressed the impact of the pandemic and, consequently, no changes have been made to Emera’s short- and long-term incentive measures, targets or payouts in 2020.

SAY ON PAY

We held our annual “Say on Pay” advisory vote at our 2020 Annual Meeting that allowed shareholders to indicate whether they agreed with Emera’s compensation practices and policies. Shareholders voted 99.13 per cent in favour of our approach to executive compensation, an increase in support over the 2019 results. At this year’s Annual Meeting of Shareholders, we will again be presenting a “Say on Pay” non-binding advisory resolution. As part of our continued commitment to shareholder engagement, it is important for us to receive direct feedback from our shareholders and have constructive dialogue about our compensation decisions and other governance matters. Shareholders can contact the Chair of the Committee or the Chair of the Board at the address listed at the end of this letter.

2020 COMPENSATION DECISIONS

Based on the comparative positioning of Emera’s target compensation to market, the Committee is satisfied that our named executive officers are compensated competitively and aligned with our overall compensation philosophy.

Our compensation philosophy is guided by the median level of compensation paid by our peer group, which is made up of companies of a similar size, scope and complexity as Emera. In addition to the market competitive data, the Committee considers experiences, uniqueness of responsibilities and performance of the Named Executive Officers (“NEOs”) in setting the level of target compensation. At the end of 2020, the Committee reviewed benchmarking analyses from both Hugessen Consulting Inc., the Board’s independent compensation advisor, and Mercer (Canada) Limited, management’s external compensation advisor, using the Company’s benchmarking comparator group. The Committee will continue to monitor market trends to maintain our competitive positioning.

50	EMERA INCORPORATED

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

In 2020 the Committee conducted a review of the components of the Company’s long-term incentive plan to assess the plan’s effectiveness and measure how Emera compared to its peers and the general market. Stemming from this review, the Committee approved the creation of a Restricted Share Unit (“RSU”) Plan, which came into effect in 2020. Emera’s most senior executives, including all NEOs, now receive 25 per cent of their long-term incentive grant value in the form of RSUs, while other long-term incentive plan recipients received 50 per cent in RSUs. These changes increase the effectiveness of the plan and the alignment with market practice and will act as a retention tool for the Company, particularly at levels below the senior executive level, while still maintaining a significant at-risk proportion of total compensation. More information on these plan changes can be found in Long-term Incentive Program.

The Committee also approved changes to the Company’s Employee Common Share Purchase Plan to enhance alignment to market and encourage employees broadly across Emera to become shareholders, which will further align interests between shareholders and employees. The changes are described in more detail in Changes to the Employee Common Share Purchase Plan that took effect in 2020.

The Committee also conducted its annual risk assessment to identify potential risks associated with Emera’s compensation design and policies, including risks associated with the changes to the long-term incentive plans noted above. The assessment concluded that there are no material risks associated with the compensation programs and the Company has an appropriate system of checks and balances in place to mitigate the level of risk undertaken by management. The Committee will continue to diligently monitor our programs to maintain our high governance standards.

REWARDING RESULTS

Emera’s achievements, as referenced throughout, have resulted in Emera delivering a consistent return on investment to shareholders in 2020 and historically over the longer term, which is indicated in the charts below. Emera’s total shareholder return (“TSR”) in 2020 was 1 per cent. On a cumulative basis, Emera’s TSR is 33 per cent over the past three years and 58 per cent over the past five years, which underperformed compared to the TSR of the S&P/TSX Capped Utilities Index but exceeded the S&P/TSX Composite Index over the same time frames. Over the past three and five years, Emera has delivered a 10 per cent return to shareholders on an annualized basis.

EMERA INCORPORATED	51

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

Recognizing Emera’s performance against objectives established for the 2020 Emera Corporate Scorecard, the Board approved an annual Short-term Incentive Plan payout of 142 per cent of target for the Named Executive Officers. A full description of the 2020 Scorecard metrics and results is provided in 2020 Short-term Incentive Results.

Our 2020 Long-term Incentive Plan, which consisted of performance share units (“PSUs”), restricted share units (“RSUs”), and stock options, is also closely aligned with our performance objectives. PSUs are linked to performance metrics that are measured over a three-year period. The 2018 PSU grant, which had a performance period from January 1, 2018 to December 31, 2020, measured Emera’s growth in earnings per share and cash flow from operations. Emera’s earnings per share growth fell slightly short of target, but growth in cash flow from operations was strong, which led to a performance factor of 112 per cent. Our long-term incentives are also linked to Emera’s share price.

The Committee carefully reviews the metrics chosen for our incentive plans each year to ensure they continue to reflect the Company’s key strategic objectives.

The Committee engaged Hugessen Consulting Inc. to conduct the annual pay-for-performance analysis of the compensation paid to the President and CEO. The review looked at the compensation paid to former President and CEO Chris Huskilson from January 2011 to December 2017, and the compensation paid to Mr. Balfour from 2018 to 2020, and compared the investment returns experienced by shareholders over those same periods. The analysis included both realized pay (consisting of amounts paid) and realizable pay (consisting of the value of any outstanding equity-based awards). The analysis concluded there was appropriate alignment between the President and CEO’s realized/realizable pay and shareholders’ investment return experience over the long term. Please see Total Shareholder Return vs. Named Executive Officer Compensation for more information on the analysis.

Based on the Company’s performance in 2020 and the impact of that performance on the compensation we pay our executives, we remain confident that our incentive plans and resulting payouts are closely aligned with the interests of our shareholders.

SUSTAINING SHAREHOLDER VALUE

The accomplishments of the team in 2020 are significant and outlined throughout this document. The strength and stability of Emera are due in large part to the performance of the executive team.

We remain confident that our executive compensation programs reflect our values and work well to retain and motivate executives to perform and deliver for customers and shareholders. We will continue to monitor our practices and industry trends and adjust our practices accordingly.

As always, we welcome your review of our compensation programs and results, which are described in more detail in the Statement of Executive Compensation that follows. We encourage you to take part in our “Say on Pay” vote and we welcome your questions and feedback, which can be provided directly to the Chair of the Committee or the Chair of the Board by mailing (through regular mail or other means of delivery) to:

Attention: Chair of the MRCC,	Attention: Chair of the Board,

P.O. Box 910, Halifax, Nova Scotia B3J 2W5	P.O. Box 910, Halifax, Nova Scotia B3J 2W5
in a sealed envelope marked “Private and Confidential –	in a sealed envelope marked “Private and Confidential –
Attention, Chair of the MRCC of Emera Inc.”	Attention: Chair of the Board of Directors of Emera Inc.”

Sylvia Chrominska	James Bertram	Henry Demone	Jochen Tilk

Director and Chair of the	Director and Member of the	Director and Member of the	Director and Member of the

Management Resources and	Management Resources and	Management Resources and	Management Resources and

Compensation Committee	Compensation Committee	Compensation Committee	Compensation Committee

52	EMERA INCORPORATED

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION PHILOSOPHY

The purpose of Emera’s executive compensation program is to:

•	align the interests of executives with the interests of Emera’s shareholders and customers.

•	attract, retain and motivate highly qualified and high-performing executives; and

•	reward Emera’s executives for sustained growth in shareholder value.

The program includes both short- and long-term incentive plans that are designed to reflect the Company’s pay-for-performance philosophy and to provide for a significant portion of an executive’s compensation to be at risk, while aligning the structure of programs and payouts with sound risk management and good governance principles.

MARKET COMPETITIVENESS

Emera benchmarks the compensation it pays its executives to ensure the Company pays competitively in the markets where it operates, and to motivate, attract and retain high-quality talent. Emera’s executive compensation program is designed to generally provide total target compensation at the median of compensation paid by comparable companies whose operations are of a similar size and complexity as Emera. Pay positioning, in some specific cases, may be above or below the median based on experience, uniqueness of responsibilities and performance. “Total target compensation” for senior management, including the named executive officers, is comprised of base salary, target short-term incentive and target long-term incentives linked to creating shareholder value.

PAY-FOR-PERFORMANCE

A core principle of Emera’s executive compensation philosophy is that a significant portion of executive compensation is at risk and linked to the achievement of objectives that measure whether shareholders are experiencing strong return for their investment. The at-risk components include both short- and long-term incentives, which establish measurable financial, organizational, safety and environment objectives that, if achieved, add value to the Company.

The incentive compensation plans are designed to pay greater amounts for superior performance and lesser amounts if target performance is not achieved. The Company must achieve a threshold level of performance for any payment against a particular objective, failing which there is no payment against that objective. Executives’ performance against those objectives is measured and rated by the President and CEO with a recommendation to the MRCC, which in turn discusses the assessments with the Board of Directors for approval. The Board Chair, in collaboration with the MRCC and the Board as a whole, assesses the performance of the President and CEO.

Generally, the at-risk compensation component of total compensation increases in conjunction with the individual executive’s level of responsibility. The Company considers many factors when developing the incentive plans, including current compensation trends, plan costs (including maximum payout values), expected value to be delivered to participants and analysis of threshold, target and stretch payouts. Both short- and long-term incentive plan designs are modelled using historical and prospective performance scenarios. This stress testing provides the MRCC and the Board with reasonable assurance that the plan payouts will be appropriate and aligned with shareholder and Company objectives. The Company conducts analyses every year to determine how actual payouts compare to expected payouts and whether the plan components and design require any changes.

The MRCC and Board reserve the right to exercise discretion in adjusting compensation payouts to align with Company results, which may include refraining from paying out any amounts under the incentive compensation plans where circumstances warrant.

The MRCC has previously approved a set of guiding principles to govern when discretion is applied to ensure consistency and fairness when adjustments are made to incentive compensation.

EMERA INCORPORATED	53

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

COMPENSATION PROGRAM

Emera’s compensation program includes the following components, which are discussed further in the pages noted:

Base Salary (page 65): Salaries are benchmarked against companies of similar size and scope as Emera or the respective affiliate and are set to reflect the degree of special skills and knowledge required now and in the future for the position and the performance and contribution of the individual.

Short-term Incentive Program (page 65): Short-term incentive objectives are set forth in scorecards and consist of key annual objectives linked to the Company’s corporate strategy. These scorecards establish measurable financial, organizational, safety and environment objectives that, if achieved, are designed to add value to the Company.

Long-term Incentive Program (page 70): Consists of performance share units (“PSUs”), Restricted Share Units (“RSUs”) and stock options. Levels are determined based on competitive benchmarking data and the degree of the executive’s responsibility within the Company. They are intended to align executive performance with a long-term focus on creating and preserving shareholder value.

Pension Plan Benefits (page 81): The Pension Plan consists of either defined benefit or defined contribution components and a supplemental employee retirement plan, all of which are governed by a pension oversight governance framework.

Other Executive Benefits (page 88): The Company also offers market competitive non-cash compensation components such as group benefits, vacation, wellness incentives and an Employee Common Share Purchase Plan.

MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE

The Board has assigned responsibility to the MRCC to review, recommend and oversee the determination of the compensation for Emera’s executive officers and the administration of all the Company’s executive compensation plans and programs. Current members of the MRCC are:

•	Ms. Sylvia Chrominska (Chair);
•	Mr. James Bertram;
•	Mr. Henry Demone; and
•	Mr. Jochen Tilk.

All members of the MRCC are independent Directors. Each member of the MRCC has experience with human resources issues and compensation matters. More detailed information on each member’s qualifications and experience is contained in Director Nominees.

54	EMERA INCORPORATED

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

The MRCC considers best practices in determining and monitoring executive compensation as discussed in this Circular. Our key practices, which we believe promote good governance and serve the interests of our shareholders, are summarized below:

What we do

Outline the Company’s approach to executive compensation through the MRCC’s Letter to Shareholders.

Provide shareholders with the opportunity to vote on a “Say on Pay” resolution at the Company’s Annual Meeting, which allows shareholders to indicate whether they are in agreement with Emera’s compensation practices and policies (99.13 per cent of votes cast last year were in favour of the Company’s approach).

Align the Company’s compensation programs with its corporate strategy through the use of financial and non-financial performance metrics that support both short- and long-term strategic goals.

Perform an annual risk assessment to identify risks associated with our pay structure.

Retain an independent compensation advisor for the MRCC that does not provide any services directly to management.

Allow for the reduction or withholding of payouts under the short-term and equity-based incentive plans for results below expectations, at the MRCC and Board’s discretion.

Use double-trigger change of control agreements

Test compensation awards for appropriate alignment between pay and performance under a number of different outcome scenarios.

Provide detailed information on those companies used in the Company’s comparator group for benchmarking purposes.

Align executive pay with shareholders’ interests by having a significant component at risk and tied to both short- and long-term performance.

Have significant share ownership requirements in place for NEOs, which include a one-year post-retirement hold period.

Defer a substantial portion of long-term incentives for the majority of the senior executives and for other employees whose actions may have a material impact on the Company’s risk profile to discourage the taking of short-term or excessive risks.

Conduct pay equity analyses to help ensure the Company’s hiring and pay practices promote gender equality.

Have a pension oversight governance framework in place for pension benefits.

Monitor the ratio of the Company’s NEOs’ total compensation to the average employee’s total compensation.

Have a clawback policy that allows the Company to recoup short- and long-term incentive payments made to senior executives.

Disclose a lookback table showing how much the President and CEO has received in compensation over the past 10 years, factoring in long-term incentive payouts and changes in value.

Translate USD earnings to CAD earnings using a budgeted foreign exchange rate to ensure that fluctuations in the foreign exchange rate do not positively or negatively impact the measurement of the Company’s performance results against its targets.

Conduct an extensive succession planning process where successor readiness over one, three, and five years is reviewed.

What we don’t do

Allow for the repricing or backdating of stock options.

Use single-trigger change of control agreements.

Allow the payment of dividends on share awards prior to vesting.

Count unvested awards that are subject to performance criteria, or unexercised stock options toward share ownership requirements.

Allow executives to limit their economic risk with respect to any Emera securities they hold through hedging, pledging or other such transactions.

Grant additional years of credited service to NEOs under the Company’s pension plan or supplemental employee retirement plan.

Compensate executives for sitting on or chairing the Boards of subsidiaries of the Company.

EMERA INCORPORATED	55

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

COMMITTEE GOVERNANCE

The MRCC is responsible for reviewing the alignment of Emera’s compensation programs, including incentive pay programs, with Emera’s strategic plans, performance and risk management principles. The Committee annually reviews compensation for the President and CEO and senior management of the Company. The MRCC oversees the administration of the incentive plans providing for the award of short-term incentives, stock options, PSUs, RSUs and deferred share units (“DSUs”) in accordance with the provisions of the respective plans.

The Committee reviews, and recommends to the Board of Directors, compensation policies and processes, any new incentive and the equity compensation plans and any changes to such plans.

The Board Chair specifically discusses the President and CEO’s performance with each Director individually and provides feedback to the MRCC, the Board and the President and CEO on at least an annual basis. In addition, the CEO reports, and the Committee reviews, the progress toward annual objectives at every Board meeting.

RISK MANAGEMENT AND COMPENSATION

As part of the Board and MRCC’s oversight responsibilities for the design and administration of the Company’s executive compensation programs, the MRCC identifies and discusses design features or processes that may potentially represent conflicts of interest or inducements for unnecessary or excessive risk-taking by senior executives.

The MRCC also regularly monitors industry trends with respect to risk management and conducts an annual risk assessment in consultation with an external compensation consultant. Emera’s compensation programs and policies are designed to incorporate the Company’s view on appropriate risk, as demonstrated by the elements shown below, which are discussed in greater detail in the sections that follow:

The Company regularly reviews its executive compensation programs with third-party compensation advisors to confirm the programs continue to align with shareholder and stakeholder interests, comply with regulatory requirements, and are consistent with sound principles of risk management and governance. The MRCC retains an independent compensation advisor that does not provide any services directly to management.

The Company has a pay-for-performance philosophy and the mix of short- and long-term programs assists in mitigating excessive risk-taking.

Vesting requirements, stress testing of potential payouts, clawback provisions, an anti-hedging policy and share ownership requirements are part of the Company’s overall plan design to mitigate risk.

The Company’s compensation governance structure involves the Board, the MRCC, the MRCC’s external compensation advisor, management and management’s external compensation advisors.

All members of the MRCC are knowledgeable individuals who have the necessary background and expertise in human resources issues and compensation matters to fulfil their obligations to the Board and to shareholders.

56	EMERA INCORPORATED

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

ANNUAL COMPENSATION RISK ASSESSMENT

In 2020, the MRCC conducted its annual compensation risk review of its executive compensation programs and policies. To assist in the review, management engaged Mercer (Canada) Limited (“Mercer”) to evaluate the previous year’s comprehensive risk assessment that Mercer conducted for any material changes over the course of the year. Mercer again concluded that Emera has risk mitigation policies in place that are aligned with market best practices and did not identify any material risks arising from Emera’s compensation policies and practices. Based on this assessment, the MRCC determined that:

•

Total compensation is appropriately balanced between short- and long-term horizons, and the mix of base salary and short- and long-term incentives does not create an inducement to take inappropriate risk to the detriment of the Company’s shareholders;

•	The use of multiple performance measures in the incentive plans (including non-financial measures) helps to avoid undue focus on any one particular metric;
•	The Short-term Incentive Plan focuses on growth of annual earnings and cash flow, but caps incentive payouts in a manner consistent with market practice, thereby reducing risk;
•	Risks associated with the Long-term Incentive Plan are mitigated by annual grants (versus front-loading grants) of PSUs, RSUs and stock options;
•	The MRCC and Board’s discretion to reduce or withhold payment under the short-term and equity-based incentive plans for results below expectations decreases the risks associated with those plans;
•

Emera’s executive share ownership requirements decrease risk in the compensation program by encouraging alignment between the interests of senior officers and the interests of shareholders. In addition, the Company’s anti-hedging policy helps maintain that alignment by prohibiting senior officers from reducing their economic risk with respect to any Emera securities they hold through hedging, pledging or other such transactions. The ownership requirement includes a one-year hold period post-retirement for NEOs;

•	The vesting conditions on retirement are an important retention tool for designated executives of the Company;
•

The clawback policy contributes to the Company’s risk mitigation efforts. The clawback policy allows the Company to recoup short- and long-term incentive payments made to senior executives in cases where: (a) the payments were based on reported financial results that were subsequently corrected or restated as a result (or partial result) of the executive’s gross negligence, misconduct or fraud and the reward received would have been lower had the financial results been properly reported; or (b) the executive commits a serious breach of the Company’s Code of Conduct; and

•

The inclusion of double-trigger provisions in senior executives’ employment contracts and the absence of enhanced benefits in a change of control mitigates the risk arising from a change in control of the Company.

Accordingly, based on the governance practices in place and the results of the risk assessment, the MRCC concluded that Emera’s compensation programs do not pose a material risk to the Company because an appropriate system of checks and balances is in place to mitigate the level of risk undertaken by management. The MRCC satisfies itself as to the adequacy of the information it receives regarding risk, the independence of the risk assessment, and the reporting of financial results on which certain important compensation decisions (such as incentive payouts) are based.

The MRCC and Board will continue to review the relationship between enterprise risk and the Company’s executive compensation plans and policies to confirm they continue to be optimally aligned with shareholder interests while maintaining an acceptable level of risk exposure.

EMERA INCORPORATED	57

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

SUCCESSION PLANNING AND LEADERSHIP DEVELOPMENT

The MRCC assists the Board in the succession planning process for the President and CEO and has responsibility for overseeing succession planning for senior management of the Company and its affiliates. At Emera, succession planning is a dynamic, ongoing process of identifying, assessing and developing leadership competencies and business skills. The purpose is to confirm the Company’s capacity to meet future strategic objectives and to replenish critical organizational roles over time. The Board and Committee undertake this process on an annual basis. The Board also has responsibility for approving the appointment of the Company’s officers.

As part of the comprehensive succession planning process at Emera, the President and CEO annually provides a list of potential successors for his position to the MRCC. In addition, the President and CEO identifies internal successors for each of the NEOs and senior management positions throughout the Company and its affiliates. The Committee oversees the management succession planning process and developmental strategy, which includes assessments of the senior leadership at all affiliates to leverage the entire talent pool across Emera. The Board receives a related progress report from the CEO at every Board meeting during the in-camera session. In addition, the process also involves an annual discussion between the Chair and every member of the Board.

The succession planning process includes the identification of successors for all executive roles on a temporary or emergency basis in the event of an unexpected vacancy. This will help ensure that any impact on the Company’s operations is minimized until such time that a permanent successor is in place.

The Company’s leadership competencies model is aligned with our business strategy and connected to our values, as articulated in our Code of Conduct. These leadership competencies support our people in delivering results in a way that demonstrates Emera’s commitment to customers, shareholders, communities and each other. Our leadership competencies require our people to:

1.   Speak up on safety, health and the environment

2.   Take ownership and act with integrity

3.   Drive operational excellence for customers

4.   Build strong, collaborative relationships

5.   Develop people and teams

6.   Cultivate innovation and embrace change

7.   Think strategically and exercise sound judgment

These leadership competencies apply not only to management employees, but to every employee in the Company and every affiliate. The alignment of all employees to a common set of competencies provides the foundation from which we develop our people.

Emera is committed to developing leaders at all levels and has a comprehensive annual assessment process and framework to coordinate leadership development across the Company. This assessment process identifies areas of development for individuals as well as the leadership team with regard to identified core leadership capabilities. Personal development plans and overall Company leadership development programs, which reflect the above competencies, are in place for both existing and potential leaders. The Company focuses on ensuring challenging work assignments are offered, secondments to affiliates are made where appropriate, regular leadership development training occurs, and mentors are assigned where beneficial.

Emera will continue these focused efforts to build leadership capacity throughout the organization in support of its long-term growth strategy.

58	EMERA INCORPORATED

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

COMPENSATION ADVISORS

The MRCC retains the services of independent compensation advisors to assist in discharging its duties, including determining the compensation payable to the President and CEO and other senior officers.

Since 2007, the MRCC has engaged Hugessen Consulting Inc. (“Hugessen”) as its principal advisor to provide independent advice, compensation analysis and other information for compensation recommendations. Hugessen provides advice on the competitiveness and appropriateness of compensation practices and comparator groups for Emera and its affiliates. In addition, Hugessen advises the MRCC on policy recommendations made by management, and also reviews and provides commentary on the Company’s Statement of Executive Compensation. As independent advisors to the MRCC, Hugessen does not provide any professional services to management.

The MRCC has adopted a number of practices with regard to its executive compensation advisor:

•	The MRCC annually reviews its advisor’s performance and fees.
•	With input from Company management and the advisor, the MRCC annually, or on an as-needed basis, determines the specific work the advisor is to undertake and the fees associated with this work.
•	Prior to undertaking any work, the MRCC’s advisor must provide an outline of the scope of work and related fees, and the MRCC Chair must provide written pre-approval.
•	The MRCC does not approve any work that, in its view, could compromise the advisor’s independence in serving the MRCC.

In addition to the MRCC’s compensation advisor, Emera engaged the services of Mercer and Morneau Shepell in 2020 to assist in executive compensation matters.

In making its decisions on the compensation program, the MRCC reviews information and recommendations provided by Hugessen, Mercer and Morneau Shepell, but all decisions remain the responsibility of the MRCC and the Board.

The table below summarizes the fees paid to all external compensation advisors in 2019 and 2020.

		2020		2019
Advisor	MRCC work ($)	Other work ($) (1)	MRCC work ($)	Other work ($)
Hugessen Consulting Inc.	148,360	Nil	137,329	Nil
Morneau Shepell	Nil	128,385	Nil	74,655
Mercer (Canada) Limited	Nil	114,290	Nil	183,100

(1)	Mercer (Canada) Limited was retained by the Nominating and Corporate Governance Committee in 2019 and 2020 to review Directors’ compensation; the fees for that review are included in the amount shown.

EMERA INCORPORATED	59

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

COMPENSATION DISCUSSION AND ANALYSIS

NAMED EXECUTIVE OFFICER COMPENSATION

The NEOs whose compensation is disclosed in this Compensation Discussion and Analysis are the President and CEO, the CFO and the next three most highly compensated executive officers of the Company, or its subsidiaries, as defined by Canadian securities legislation:

•	Scott Balfour, President and Chief Executive Officer, Emera Inc. (“President and CEO”);
•	Greg Blunden, Chief Financial Officer, Emera Inc. (“CFO”);
•	Nancy Tower, President and Chief Executive Officer, Tampa Electric Company;
•	Robert Bennett, President and Chief Executive Officer, Emera Technologies LLC; and
•	Bruce Marchand, Chief Legal and Compliance Officer, Emera Inc.

Scott Balfour, President and Chief Executive Officer, Emera Inc.

In March of 2018, Mr. Balfour was appointed President and CEO of Emera Inc. He serves as Chair of the Boards of Tampa Electric Company and Nova Scotia Power Inc. Despite the challenges, demands and impacts of a global COVID-19 pandemic, 2020 was a year of strong performance, both financially and operationally for Emera. Under his leadership, Emera’s safety culture and performance metrics showed measurable improvement, strategic planning efforts were both advanced and sharpened, Emera’s largest ever capital investment program was successfully executed, ESG positioning was strengthened including the establishment of forward-looking carbon reduction and coal closure goals, and he led the team to completion of the portfolio optimization plan with the closing of the Emera Maine transaction. Prior to his current role, Mr. Balfour served as Chief Operating Officer and Chief Financial Officer at Emera.

Greg Blunden, Chief Financial Officer, Emera Inc.

Mr. Blunden became CFO in 2016 and has accountability for financial leadership across Emera. In 2020, Mr. Blunden made substantial progress on Emera’s capital investment funding plan and supported the completion of the transaction to divest of Emera Maine. In addition, he led the relationship with capital market stakeholders and was instrumental in the development of the rate case strategy for key affiliates. Mr. Blunden is a Fellow Chartered Professional Accountant and has previously served in a number of financial, business development and strategy roles at Emera and its affiliates.

Nancy Tower, President and Chief Executive Officer, Tampa Electric Company

Ms. Tower was appointed to lead Emera’s largest affiliate in 2017 when she began overseeing Tampa Electric’s business strategy and operations. She led significant operational accomplishments in 2020 including achieving Tampa Electric’s best ever OSHA incident rate, best ever customer experience scores including top quartile JD Power scores, and record performance on reliability. In addition, her team advanced a number of important capital projects, including the Big Bend modernization project and completion of the final tranche of the 600 megawatt solar construction, without any negative impacts to budget or schedule despite any incremental challenges from the pandemic. Tampa Electric also reported outstanding financial performance with strong year over year earnings improvement. Ms. Tower is a Fellow Chartered Accountant and is scheduled to retire in 2021.

Robert Bennett, President and Chief Executive Officer, Emera Technologies LLC

Mr. Bennett was appointed President and CEO of Emera Technologies LLC (“ETL”) in 2018, an organization formed to focus on innovation, capitalize on business opportunities outside our regulated businesses and develop new technologies to position Emera as a dominant player in an evolving energy landscape. In 2020, ETL made good progress in the development of its proprietary direct-current microgrid system (“BlockEnergy”), with continued successful operation of the demonstration project at Kirkland Airforce Base, and the start of construction of the first pilot project in Florida in partnership with Lennar Homes and Tampa Electric. He is advancing discussions with other utilities and residential developers for more pilot projects in other regions, and he is also further advancing the BlockEnergy technology and securing related patent protections in anticipation of broader commercialization. Mr. Bennett also serves as a Director on the Boards of Tampa Electric Company and New Mexico Gas Company.

60	EMERA INCORPORATED

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

Bruce Marchand, Chief Legal and Compliance Officer, Emera Inc.

Mr. Marchand leads a broad area of responsibility which includes Legal, Compliance, Internal Audit, Insurance, Corporate Secretary and Corporate Security. In 2020, in addition to his leadership of legal, internal audit and corporate insurance activities across Emera, Mr. Marchand assumed additional new responsibilities including the regulatory strategy and advanced the enterprise risk management analysis and enhanced the reporting on regulatory matters. He also supported the closing of the transaction to divest of Emera Maine.

The total target compensation for each NEO in 2020 is outlined below:

Name	Base salary ($)	Short-term incentive at target (% of base salary)	Short-term incentive at target ($)	Long-term incentive at target (% of base salary)	Long-term incentive at target ($)	Total target compensation ($)
Scott Balfour	1,000,000	100	1,000,000	500	5,000,000	7,000,000
Greg Blunden	560,000	70	392,000	180	1,008,000	1,960,000
Nancy Tower	625,000	70	437,500	150	937,500	2,000,000
Robert Bennett (1)	637,213	60	382,328	125	796,516	1,816,056
Bruce Marchand	510,000	60	306,000	160	816,000	1,632,000

(1)

Mr. Bennett is paid in USD. His base salary in 2020 was $475,000 USD, his short-term incentive target was $285,000 USD and his long-term incentive target was $593,750 USD. The figures shown for him in the table above have been converted to CAD using the exchange rate of $1.00 USD = $1.3415 CAD, which is based on the Bank of Canada daily average exchange rate between CAD and USD for 2020.

The following charts show the percentage weighting of each component of the total target compensation for the NEOs. In keeping with the Company’s pay-for-performance philosophy, the 2020 compensation plan design resulted in 86 per cent at-risk pay for our CEO and an average for the five NEOs of 72 per cent.

Figures in charts have been rounded to the nearest percentage.

EMERA INCORPORATED	61

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

COMPENSATION PROCESS

Benchmarking Data

The MRCC is responsible for annually reviewing the composition and use of comparator groups to assist in determining the compensation recommendations for the Company’s senior officers, including the President and CEO and other NEOs; the recommendations are then brought to the Board for approval. The MRCC undertakes periodic reviews of compensation design and total compensation opportunities for the senior management team, which helps ensure the programs are current and that they are fair comparisons for particular roles, recognizing varying responsibility and scope of executive positions within Emera and its affiliates.

Emera management engages the services of Mercer, an external compensation advisor, to compile market information on senior management compensation relating to base salary, and short- and long-term incentives. The MRCC also uses its independent compensation advisor, Hugessen, to assist in providing benchmarking data and advice when setting executive compensation levels and making changes to the Company’s compensation programs.

A complete benchmarking review takes place at least every two years and the scope of services includes competitive market reviews of senior executive compensation levels; review and observations of current executive compensation philosophy, policies and practices; and a review of pay and performance comparators.

The Company’s comparator group for senior executives consists of two sub-groups: (1) a Canadian group made up of companies in the Canadian energy, utility and general industry sectors; and (2) a US group made up of US energy and utility companies. It consists of the following companies:

Canadian comparators	US comparators

Energy & Utility Industry

Fortis Inc.

Hydro One Ltd.

ATCO Ltd.

TransAlta Corp.

TC Energy Corp.

Pembina Pipeline Corp.

Inter Pipeline Ltd.

AltaGas Ltd.

Algonquin Power & Utilities Corp.

Keyera Corp.

General Industry

Rogers Communications Inc.

Loblaw Companies Ltd.

Restaurant Brands International LP

TELUS Corp.

Nutrien Ltd.

Canadian Tire Corp. Ltd.

Air Canada

Canadian Pacific Railway

Energy & Utility Industry

Sempra Energy

WEC Energy Group, Inc.

Eversource Energy

DTE Energy Company

CMS Energy Corp.

Ameren Corp.

CenterPoint Energy, Inc.

NiSource Inc.

Alliant Energy Corp.

Pinnacle West Capital Corp.

UGI Corp.

Evergy, Inc.

Atmos Energy Corp.

OGE Energy Corp.

Black Hills Corporation

Avangrid Inc.

The inclusion of US companies reflects that approximately 73 per cent of the Company’s assets are now US-based and approximately 64 per cent of the Company’s revenues came from US operations in 2020. It also factors in the talent market for the executive team and the fact that most of Emera’s executives have significant oversight over US operations. While the benchmarking group assists in determining the appropriate compensation ranges for base salaries, target short-term incentives and target long-term incentives for the senior executive team, the Committee does not believe in a “one size fits all” approach and looks at the circumstances of each executive when determining whether to benchmark using the full comparator group or whether a different approach is warranted. When benchmarking executives who are paid in Canadian dollars against roles that are paid in US dollars, the Company uses the five-year average exchange rate between Canada and the US to smooth out the impact of currency fluctuations.

62	EMERA INCORPORATED

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

The following chart shows where Emera was positioned compared to the companies in both the Canadian and the US comparator groups based on selected key financial metrics – market capitalization, total enterprise value, assets, revenues, and earnings before interest, taxes, depreciation and amortization (“EBITDA”).

Emera vs. Pay Benchmarking Comparator Groups

(1)	As at date of analysis, February 13, 2020.
(2)	As at December 31, 2019.
(3)	Last 12 months as at December 31, 2019.

Note: The above table was prepared by Hugessen Consulting Inc. using data from S&P Capital IQ.

In addition to using publicly disclosed compensation data from the companies in the comparator group, the MRCC also uses Mercer’s Total Compensation Survey for the Energy Sector to benchmark executive compensation using data from energy and services companies with similar revenues to Emera. To provide sufficient data in some cases, the Mercer Benchmark Database Survey, which is a general industry database, is also used to expand the survey scope to include Canadian general industry companies of similar size to Emera.

With the assistance of Hugessen and Mercer, the Committee conducted a compensation benchmarking review of the executive team at the end of 2019 to set 2020 pay using the comparator group and survey data, and undertook a review of the competitiveness and appropriateness of Emera’s compensation programs. More details on the results of the review are provided in the next section.

EMERA INCORPORATED	63

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

ANNUAL COMPENSATION REVIEW PROCESS

For each executive position, a range for base salary, target short-term incentive and target long-term incentive is established annually, using the benchmarking data along with other information on industry trends for positions of similar scope and responsibility.

The President and CEO conducts annual performance assessments on members of the senior management team, including each of the NEOs, which shape the annual salary adjustment recommendations. Based on the performance assessments and the benchmarking data, the President and CEO then recommends total target compensation for each senior leader, including the NEOs (but excluding himself) to the MRCC for review and approval. With respect to the President and CEO, the Board conducts an annual performance assessment and the MRCC reviews benchmark data and other information on industry trends for positions of similar scope.

Following this process, the MRCC makes recommendations for total target compensation for the senior management team, including the President and CEO and the other NEOs, to the Board of Directors. As part of the annual compensation review process, the MRCC reviews emerging best practices and risk considerations.

At the end of 2019, both management’s compensation advisor, Mercer, and the Committee’s compensation advisor, Hugessen, provided the results of their benchmarking reviews, which assisted in setting the compensation levels for the NEOs for 2020.

In light of Mr. Balfour’s relative positioning against other CEOs in the Company’s peer group and given his strong performance as President and CEO, Mr. Balfour’s total compensation was increased to $7 million. The entirety of his increase was devoted to his long-term incentive target, which was increased to 500 per cent of his base salary. Mr. Balfour’s base salary and short-term incentive target were not changed. In keeping with the Company’s pay-for-performance approach, the majority of Mr. Balfour’s target compensation consists of incentive compensation, which links payouts to the achievement of key objectives toward the Company’s corporate strategy and performance metrics that measure long-term shareholder value.

Ms. Tower received a $25,000 increase to her base salary and Mr. Blunden and Mr. Marchand both received $10,000 increases to their base salaries, which reflected their relative positioning against market. Mr. Blunden’s long-term incentive target was also increased from 165 per cent to 180 per cent. Mr. Bennett did not receive a change to his target compensation in 2020.

The compensation changes from 2019 to 2020 are summarized below. All changes were effective January 1, 2020:

	Base salary	Short-term incentive target (% of base salary)	Long-term incentive target (% of base salary)	Total target compensation (% increase)	Compensation at risk

Scott Balfour	No change	No change	Increase from 390% to 500%	18.64	Increase from 83% to 86%

Greg Blunden	Increase from $550,000 to $560,000	No change	Increase from 165% to 180%	6.38	Increase from 70% to 71%

Nancy Tower	Increase from $600,000 to $625,000	No change	No change	4.17	Increase from 68% to 69%

Robert Bennett	No change	No change	No change	No change	No change (65%)

Bruce Marchand	Increase from $500,000 to $510,000	No change	Increase from 145% to 160%	7.02	Increase from 67% to 69%

As a result of the changes, the variable or at-risk component of the NEOs’ compensation averaged 72 per cent in 2020. The changes made to the compensation of the respective NEOs in 2020 are also reflected in the NEO Summary Compensation Table.

64	EMERA INCORPORATED

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

ELEMENTS OF COMPENSATION

Base Salary

As noted in Benchmarking Data, the MRCC is responsible for annually reviewing the composition of the compensation the Company pays its executives, including base salary. While the MRCC focuses on total compensation, base salary remains an important part of the overall compensation package the Company offers its executives. See table above for 2020 base salary increases.

Short-term Incentive Program

The compensation awarded under the Short-term Incentive Program links a portion of an executive’s compensation to the achievement of predetermined levels of performance in support of corporate and business unit objectives. These objectives are designed to focus on short-term goals (typically on an annual basis) that are intended to deliver value to customers and contribute to increased shareholder value in the longer term. Emera has adopted the scorecard approach to translate corporate strategies into measurable incentive plan goals. Target payouts under the scorecards are generally set as a percentage of salary and are benchmarked against the median for positions with similar responsibilities in comparator companies.

On the recommendation of the MRCC, the Board of Directors of Emera approves scorecards that set forth corporate objectives and related threshold, target and stretch performance levels to be achieved each year. Short-term incentive payouts for the majority of senior management, including the NEOs, are based on scorecard results with potential payouts ranging from 0 to 200 per cent of target.

Short-term incentive payouts for all NEOs are calculated based on results achieved through a corporate scorecard.

EMERA INCORPORATED	65

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

2020 Short-term Incentive Results

2020 Emera Corporate Scorecard

The scorecard for Emera (“Emera Corporate Scorecard”) was developed by management and approved by the Emera Board of Directors, on the recommendation of the MRCC, at the beginning of 2020. It was used to determine the short-term incentive payout for our corporate-level NEOs, Mr. Balfour, Mr. Blunden and Mr. Marchand.

The Emera Corporate Scorecard objectives were based on the Company’s Business Plan for the year and established threshold, target and stretch performance standards for each objective.

The following table shows the elements and results of the Emera Corporate Scorecard for 2020.

Emera corporate objective	Weighting (%)	Threshold ($)	Target ($)	Stretch ($)	Actual result ($)	Percentage payout (%) (1)
Cash from Operations (2)	30	1,357.6M	1,697M	2,036.4M	1,634M	27
Net Income After Tax (2)	40	570.35M	671M	771.65M	759M	75
Safety	10	Objectives included: • 90% of Emera Inc. employees have completed a Personal Safety Plan. • Proactive Safety Reporting (PAIR => 450) and 90% of Emera Inc.’s supervisors and managers complete the Emera Safety Leadership training by end of Q4. • Develop Emera Safety Performance Index for all Affiliates with direction from Emera/Affiliate safety teams and approval from Emera Leadership Safety Advisory Council.			Stretch achieved; however, upon recommendation of management, reduced to 0 for most senior executives in light of contractor fatality	0
Environment	10	Objectives included: • All areas of major risk, identified through the Environmental Audit, have accompanying risk mitigation programs and the businesses are compliant with them. • Emera’s electric utilities develop coal generation exit plans by Q4 + environmental management system critical targets are 100% complete. • Emera will articulate its vision and mandate to support a deeply decarbonized future + implementation of a consistent protocol for climate related, high impact, environmental risk preparedness and adaptation.			Stretch achieved	20
People	10	Objectives included: • Introduce new training for hiring managers with a view to eliminating unconscious bias and increasing diversity in recruitment. • Implement year 1 of the Emera Learning & Development Strategy. • Improve Emera’s overall Culture Index in the 2020 Employee Survey (=> 77%) + at least 90% of Emera Inc. employees and Directors complete one module of the new cybersecurity training by end of Q4.			Stretch achieved	20
	100					Total: 142

(1)

Percentage payouts, below or above target for financial measures, are interpolated on a scale between each level of performance (50 per cent for threshold, 100 per cent for target and capped at 200 per cent for stretch).

(2)

Cash from operations and net income after tax for compensation purposes do not have a standardized meaning as prescribed by GAAP. Calculation of these measures for 2019 is discussed in the footnotes in the following table.

66	EMERA INCORPORATED

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

The financial targets reflected in the Scorecard are established in linkage to per share outcomes but are set at absolute levels to avoid the risk of incentive impacts influencing the timing of financing decisions within the year. Cash from operations fell slightly below target but well above threshold and net income after tax results fell between the target and stretch levels of performance.

In 2020, we saw significant progress and success in the achievement of our Safety Scorecard metrics, with all Threshold, Target and Stretch objectives fully achieved, and with best ever performance across a number of metrics including injury rate, lost time injury rate and proactive incident reporting rates. Across Emera we saw a sustained and focused effort on the safe execution of high-risk work activities and reporting. Regrettably, in October, Nova Scotia Power experienced a workplace fatality of a contract worker at the Marshall Falls reservoir in Sheet Harbour. As a result, on the recommendation of management with the support of the HSE Committee of the Board, the safety measure was reduced from 20 per cent to 0 per cent for the NEOs.

The cash from operations and net income after tax figures that are shown in the Emera Corporate Scorecard are adjusted from the Company’s reported figures. The Company considers the following general principles when determining whether it should adjust financial results for incentive plan purposes:

•	The Company adjusts the reported figures for specific items the Company believes are significant, but not reflective of underlying operations in the period.
•

Incentive compensation should be directly linked to the performance of the core business and delivering on the plan of record. Meaningful accounting gains or losses are generally the result of strategically or financially driven transactions in which there has been direct involvement and support of the Board; therefore, the impacts of the transactions should typically be excluded from incentive compensation, except as noted below. The Company does not want its strategically or financially driven decisions to be influenced by compensation impacts.

•

The Company should, however, consider including all or some portion of the gain (positive impact) or loss (negative impact) if such gain or loss appropriately reflects the value creation or value destruction and overall performance of management in the decision or execution of the transaction leading to such gain or loss.

•

Perfect alignment of performance and compensation can be elusive from year to year. Therefore, the Board reserves the right to adjust incentive payouts in either direction to satisfy itself that there is close alignment between performance and compensation.

EMERA INCORPORATED	67

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

The table below shows the reconciliation between the reported and adjusted figures used in the Emera Corporate Scorecard:

Cash from operations reconciliation (in millions $)	2020
Reported cash flow before working capital	1,420
Add: Change in working capital	217
Operating cash	1,637
Deduct: Adjustment to translate USD earnings to budgeted foreign exchange rate	(22)
Add: Adjustment for transaction costs related to the sale of Emera Maine, pre-tax	19
Adjusted cash from operations for compensation purposes	1,634

Net income after tax reconciliation (in millions $)	2020
Reported net income after tax	938
Deduct: Gain on sale of Emera Maine, net of tax and transaction costs	(309)
Add: Incremental Emera Maine gain, net of tax	100
Add: Impairment charges, net of tax	26
Add: After-tax mark-to-market loss	10
Deduct: Adjustment to translate USD earnings to budgeted foreign exchange rate	(6)
Adjusted net income after tax for compensation purposes	759

The table below shows how Emera’s cash from operations and net income after tax for compensation purposes has trended from 2016 to 2020 (the amounts shown are as at December 31 of each year).

	2016 (3)	2017 (4)	2018 (5)	2019 (6)(7)	2020
Cash from Operations ($) (1)	878M	1,218M	1,619M	1,502M	1,634M
Net Income After Tax ($) (1)(2)	302M	535M	640M	617M	759M

(1)	Cash from operations and net income after tax for compensation purposes are non-GAAP measures and do not have standardized meanings as prescribed by USGAAP.
(2)

Net income after tax for compensation purposes reflects reported net income, adjusted for the items discussed in footnotes 2, 3, 4 and 5 in the Earnings Per Share table in Performance Share Unit Plan. In addition, net income after tax for compensation purposes was further adjusted in 2016 to exclude income related to the sale of Algonquin Power & Utilities Corp., and a gain realized on the reduction of the contingency funding in the Barbados Self Insurance Fund.

(3)

Cash from operations for compensation purposes in 2016 reflected net cash provided by operating activities adjusted for the cash flow effect of acquisition costs including legal, advisory and financing costs related to the pending TECO Energy, Inc. acquisition.

(4)

Cash from operations for compensation purposes in 2017 reflected net cash provided by operating activities adjusted to translate USD-generated cash flow to the budgeted foreign exchange rate of $1.00 USD = $1.33 CAD. Net income after tax has been adjusted for mark-to-market adjustments, the estimated impact of the provisional revaluation of US non-regulated net deferred income tax assets as a result of US tax reform and to translate USD earnings to the budgeted foreign exchange rate of $1.00 USD = $1.33 CAD. The Company translates net cash provided by operating activities and USD earnings to CAD earnings using a budgeted foreign exchange rate to ensure that fluctuations in the foreign exchange rate do not positively or negatively impact the measurement of the Company’s performance results against its targets.

(5)

Cash from operations for compensation purposes in 2018 reflected net cash provided by operating activities adjusted to translate USD-generated cash flow to the budgeted foreign exchange rate of $1.00 USD = $1.23 CAD. Net income after tax has been adjusted for mark-to-market adjustments and to translate USD earnings to the budgeted foreign exchange rate of $1.00 USD = $1.23 CAD. The Company translates net cash provided by operating activities and USD earnings to CAD earnings using a budgeted foreign exchange rate to ensure that fluctuations in the foreign exchange rate do not positively or negatively impact the measurement of the Company’s performance results against its targets.

(6)

Cash from operations for compensation purposes in 2019 reflected net cash provided by operating activities adjusted for transaction costs related to the sale of Emera Maine and to translate USD-generated cash flow to the budgeted foreign exchange rate of $1.00 USD = $1.30 CAD. Net income after tax has been adjusted for mark-to-market adjustments, the Grand Bahama Power Company impairment charge (as described in the “Non-GAAP Financial Measures” section of Management’s Discussion and Analysis for 2019), transaction costs related to the sale of Emera Maine, and to translate USD earnings to the budgeted foreign exchange rate of $1.00 USD = $1.30 CAD. The Company translates net cash provided by operating activities and USD earnings to CAD earnings using a budgeted foreign exchange rate to ensure that fluctuations in the foreign exchange rate do not positively or negatively impact the measurement of the Company’s performance results against its targets.

(7)	The decline in cash from operations and net income after tax from 2018 to 2019 was expected, primarily as a result of the strategic decision to sell assets in 2019.

Cash from operations and net income after tax have generally trended upwards over the last five years. Emera’s scorecard payouts on average over the same period have been 24 per cent over target.

68	EMERA INCORPORATED

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

2020 Tampa Electric Corporate Scorecard

The scorecard for Tampa Electric Company (“Tampa Electric Corporate Scorecard”) was developed by management and approved by the Tampa Electric Company Board of Directors. It was used to determine the short-term incentive payout for Ms. Tower.

Tampa Electric corporate objective	Weighting (%)	Threshold ($)	Target ($)	Stretch ($)	Actual result ($)	Percentage payout (%) (2)
Net Income (1)	35	326.5M	343M	359.5M	371.9M	70
Cash Flow (1)	5	618.5M	687.3M	756M	684.2M	4.9
Safety	20

Objectives included:

•  All employees must be represented by a Safety Committee by year end. A schedule for regular Safety Meetings must be developed by year end. Performance Coaches will develop Personal Safety Plans (“PSP”) by end of Q2.

•  PAIR ≥ 1000, Safety Leadership training conducted with 90% of Performance Coaches by year end, and complete > 90% of Executive Safety Leadership Engagement Plan.

•  Root Cause Analysis (“RCA”) training completed for the identified target group by end of Q4, and Safety Performance Index developed that is approved by the Emera Leadership Safety Advisory Council (“ELSAC”).

					Stretch achieved	40
People	10	Objectives included: • At least 50 employees involved in committee work aimed at identifying/assessing opportunities to improve cost structure and/or streamline processes. • Implement the Inclusion and Diversity Plan – specifically, create an I&D Council in Q1, launch/communicate the I&D initiative to all employees in Q3, and create an education and training plan by Q4.			Target achieved	10
Customer	15	Objectives included: • Complete TEC customer segmentation research to shape future service offerings, and 2020 Customer Communication Plan and 2020 Stakeholder Engagement Plan developed and implemented in support of next Rate Application. • Achieve ≥ 70% of the Key Service Levels and Participation Index, and 90% completion of the deliverables as listed in the Rate Application Action Plan. • Successfully achieve ≥ 70% of Power, Quality and Reliability Index, MAIFIe < 8.9, and TEC develops a public commitment to CO2 emission reduction.			Stretch achieved	30
Asset Management	15	Objectives included: • Big Bend Modernization project achieves 2020 construction milestones, and develop the data analytics plan for AMI. • Complete Tranche 4 project (“Durrance”), achieve all Solar Wave 2 project milestones, and implement improved capital management process (including Capital Camp) company wide. • Develop plan to advance TEC’s digital capabilities through collaboration with business leaders (and in alignment with Emera’s Digitalization initiatives).			Stretch achieved	30
	100					Total: 184.9

(1)	The financial figures for Tampa Electric are shown in USD. Cash from operations and net income after tax for compensation purposes do not have a standardized meaning as prescribed by GAAP.
(2)

Percentage payouts, below or above target for financial measures, are interpolated on a scale between each level of performance (50 per cent for threshold, 100 per cent for target and capped at 200 per cent for stretch).

EMERA INCORPORATED	69

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

2020 Emera Technologies Scorecard

The scorecard for Emera Technologies LLC (“Emera Technologies Corporate Scorecard”) was developed by management and approved by the Emera Technologies LLC (“ETL”) Board of Directors. It was used to determine the short-term incentive payout for Mr. Bennett. The Emera Technologies Corporate Scorecard contained measures relating to the development, testing and commercialization of new technologies and the establishment of strategic partnerships related to these measures. The scorecard result was 100 per cent of target. During 2020, ETL made significant progress advancing its business objectives. An updated 2020 Business Strategy was presented to the ETL Board of Directors in June 2020. Customer feedback from both Kirkland Airforce Base in Albuquerque, New Mexico and Lennar Homes resulted in positive feedback in the categories of planning and installation, product operation and customer support. Details on the Emera Technologies Corporate Scorecard have not been included due to its commercial sensitivity.

Long-term Incentive Program

With the introduction of the Restricted Share Unit Plan in 2020, there were three primary components of long-term incentive compensation for senior management, including the NEOs: the Performance Share Unit Plan (the “PSU Plan”), the Restricted Share Unit Plan (“RSUs”), and the Senior Management Stock Option Plan (the “Stock Option Plan”). The MRCC is responsible for granting PSUs, RSUs, and stock options.

The number of PSUs, RSUs, and stock options granted to senior management is determined after considering competitive benchmarking data and the individual’s level of responsibility within the Company. Grants are calculated each year based on each executive’s long-term incentive target percentage and base salary and, generally, the grant amount increases with the level of responsibility. The values of PSUs, RSUs and stock options increase or decrease over the term of a particular grant based on increases or decreases in Emera’s common share price.

The MRCC considers previous grants and looks at a history of total compensation each year before approving any new PSU, RSU or stock option grants for senior management (including the NEOs). This helps to ensure grants remain reasonable in light of market data, the performance of the Company and the performance of the individual.

In 2020, PSUs made up 50 per cent of the target long-term incentive compensatory value for Emera’s most senior executive officers, with the remaining 50 per cent divided equally between RSUs and stock options. This is a change from 2019 where 75 per cent of target was allocated to PSUs and the remaining 25 per cent allocated to options. This new structure for 2020 aligns closely with market practice while still maintaining our company’s pay-for-performance philosophy. The RSU plan also acts as a retention feature as there is less risk of payout volatility with these awards.

More details about the PSU Plan, the RSU Plan, and the Stock Option Plan are set forth below.

Performance Share Unit Plan

The PSU Plan is designed to retain and incentivize employee participants by allowing senior management and key employees in specific roles to participate in the long-term success of the Company. A PSU is a notional share unit that is based on the value of an Emera common share – the value of a PSU changes directly in correlation to the value of an Emera share. PSUs also earn dividends similar to Emera shares; when a dividend is paid on Emera’s common shares, each participant is allocated additional PSUs based on the dividend paid on an equivalent number of Emera common shares.

Each year, designated senior leaders are awarded PSUs based on a pre-determined target of their base salary and the average 50 trading-day Emera common share price immediately preceding the effective grant date (the average is used to smooth out any short-term fluctuations in the share price). Each PSU grant has a three-year performance period. In addition to being affected by fluctuations in the Emera share price, the value of a PSU is also dependent on the achievement of financial objectives that help measure the increase in shareholder value. The MRCC establishes these financial objectives at the beginning of the performance period. By linking the value of the PSUs to Emera’s financial performance over the three-year vesting period, the plan aligns the interests of senior leaders with the interests of Emera’s shareholders and helps ensure that payouts are consistent with Company performance and shareholder experience. All PSU grants and payouts must be approved by the MRCC.

At the end of the performance period, a performance factor is applied to the PSU grant based on the achievement of the financial objectives. If the Company fails to meet the performance objectives for a particular PSU grant, the Plan may pay out at less than target, or may not pay out any amounts at all. Even if targets are exceeded, the maximum performance factor is 200 per cent.

70	EMERA INCORPORATED

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

Accordingly, the amount payable to participants, including NEOs, at the end of the three-year performance period is determined by:

PSU Payout	=	Original Grant + Notional Dividends	x	Performance Factor	x	Closing Share Price

Similar to the methodology on the grant, the payout is based on the average 50-trading day closing price for Emera common shares at the end of the three-year performance period to smooth out short-term price fluctuations.

PERFORMANCE SHARE UNIT PLAN RESULTS

The 2018 PSU grant had a performance period of January 1, 2018 to December 31, 2020 and was subject to two equally weighted performance metrics:

1.	EPS growth, which is a fundamental measure of the increase in profitability of the Company;
2.	Growth in cash from operations, which measures the Company’s success in focusing on cash generation and is a key driver of long-term value for shareholders.

In addition to the above metrics, the 2018 PSU grant was subject to a TSR modifier, which could increase or decrease the performance factor resulting from the two performance metrics by 25 per cent based on Emera’s TSR compared to the TSR of the S&P/TSX Capped Utilities Index over the three-year performance period. If Emera’s TSR was positioned in the top quartile of performance of companies in the S&P/TSX Capped Utilities Index, the performance factor would be increased by 25 per cent; if Emera’s TSR was positioned in the bottom quartile, the performance factor would be reduced by 25 per cent. There is no adjustment if Emera’s TSR is in the second or third quartile of performance. This allowed the Company to focus on its specific business objectives, but still manage shareholder expectations by adjusting the results for relative performance.

The performance factor could range from 0 per cent to 200 per cent. The maximum performance factor is 200 per cent, even with the impact of the TSR modifier. If the performance metric results multiplied by the TSR modifier exceed 200 per cent, the performance factor would be capped at 200 per cent. In addition, if Emera’s TSR is negative on an absolute basis, then the payout multiplier cannot be above 1.0 (100 per cent), regardless of whether the Company is in the top quartile of performance. This scenario could arise in situations where general market performance of the companies in the S&P/TSX Capped Utilities Index is negative and Emera’s TSR is higher while still being negative. This provision helps ensure payouts are reasonable when shareholders experience low returns on their investment.

In addition, dividends had to be maintained at or higher than the December 31, 2018 levels; if dividends were reduced, the second performance factor would be deemed to be zero regardless of EPS growth.

The threshold, target and stretch levels and results are shown in the table below:

2018 PSU grant metric	Weighting	Threshold (50%)	Target (100%)	Stretch (200%)
EPS: three-year compound annual growth rate	50%	4%	8%	12%
Operating cash flow after working capital: three-year compound annual growth rate	50%	4%	10%	16%
The results were as follows:
2018 PSU grant metric	2017	2020	Three-year compound annual growth rate	Weighted performance result (out of 50%)
EPS for incentive compensation purposes	$2.46	$3.08	7.8%	49%
Operating cash flow after working capital	$1,193M	$1,657M	11.6%	63%
			Performance Factor = 112%

EMERA INCORPORATED	71

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

The EPS and cash from operations figures that are shown in the table above are adjusted from the Company’s reported figures. Similar to the approach used for determining the corporate scorecard results, the Company adjusts the reported figures for specific items the Company believes are significant, but not reflective of underlying operations in the period. The operating cash flow reconciliation is shown in the 2020 Emera Corporate Scorecard. The table below shows the reconciliation between the 2017 and 2020 reported adjusted EPS figures and the EPS figures used for incentive plan purposes.

2017 EPS reconciliation ($)	2017
Adjusted EPS (basic)	2.46
No changes made to Adjusted EPS (basic)	–
EPS for compensation purposes	2.46

2020 EPS reconciliation ($)	2020
Adjusted EPS (basic)	2.68
Add: Incremental Emera Maine gain, net of tax	0.40
EPS for compensation purposes	3.08

The Committee applied the principles laid out in 2020 Emera Corporate Scorecard in determining the adjustments to the reported figures.

The resulting overall performance factor applied to the 2018 PSU grant was 112 per cent (or 1.12), based on Emera’s EPS growth rate falling between threshold and target and the growth in operating cash flow exceeding target. Since Emera’s TSR was between median and the 75th percentile of performance of the companies in the S&P/TSX Capped Utilities Index for 2018 to 2020, the relative TSR modifier was not triggered.

The total payout for all PSU Plan participants in respect of the 2018 PSU grant was approximately $28.7 million. The payout for each participant was 147 per cent of the original grant value (other than participants whose payouts were prorated due to retirement or leave of absence), which factors in share price appreciation, notional dividend reinvestment and the performance factor.

72	EMERA INCORPORATED

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

The table below shows how Emera’s EPS for compensation purposes has trended from 2016 to 2020 (the amounts shown are as at December 31 of each year).

	2016 (2)	2017 (3)	2018 (4)	2019 (5)	2020 (6)
Earnings per share ($) (1)	2.77	2.46	2.88	2.54	3.08

(1)

EPS for compensation purposes is a non-GAAP measure and does not have a standardized meaning as prescribed by USGAAP. The Company measures EPS for compensation purposes by adjusting reported EPS for specific items the Company believes are significant, but not reflective of underlying operations in the period, as detailed in the footnotes below.

(2)

EPS for compensation purposes in 2016 reflected reported EPS adjusted for the income effect of Emera’s held-for-trading derivative instruments and the mark-to-market adjustments included in Emera’s equity income related to the business activities of BSPC, the amortization of transportation capacity recognized as a result of certain trading and market transactions, the mark-to-market adjustment related to an interest rate swap in Brunswick Pipeline as well as the mark-to-market adjustments included in Emera’s other income related to the effect of USD denominated currency and forward contracts put in place to economically hedge the anticipated proceeds from Emera’s Debenture Offering. 2016 EPS was further adjusted for purposes of calculating the 2017 PSU grant performance results as referenced in the 2016 EPS Reconciliation table.

(3)

EPS for compensation purposes in 2017 reflected reported EPS adjusted for the income effect of Emera’s held-for-trading derivative instruments and the mark-to-market adjustments included in Emera’s equity income related to the business activities of BSPC, the amortization of transportation capacity recognized as a result of certain trading and market transactions, the mark-to-market adjustment related to an interest rate swap in Brunswick Pipeline as well as the estimated impact of the provisional revaluation of US non-regulated net deferred income tax assets as a result of US tax reform.

(4)

EPS for compensation purposes in 2018 reflected reported EPS adjusted for the income effect of Emera’s held-for-trading derivative instruments and the mark-to-market adjustments included in Emera’s equity income related to the business activities of BSPC, the amortization of transportation capacity recognized as a result of certain trading and market transactions, the mark-to-market adjustment related to an interest rate swap in Brunswick Pipeline and the mark-to-market adjustment related to equity securities held in BLPC and Emera Reinsurance.

(5)

EPS for compensation purposes in 2019 reflected reported EPS adjusted for the income effect of Emera’s held-for-trading derivative instruments and the mark-to-market adjustments included in Emera’s equity income related to the business activities of BSPC, the amortization of transportation capacity recognized as a result of certain trading and market transactions, the mark-to-market adjustment related to an interest rate swap in Brunswick Pipeline, the mark-to-market adjustment related to equity securities held in BLPC and Emera Reinsurance, the GBPC impairment charge recognized in 2019 (as described in the “Non-GAAP financial measures” section of Management’s Discussion and Analysis) and the adjustments referenced in the 2019 EPS Reconciliation table.

(6)

EPS for compensation purposes in 2020 reflected reported EPS adjusted for the income effect of Emera’s held-for-trading derivative instruments and the mark-to-market adjustments included in Emera’s equity income related to the business activities of BSPC, the amortization of transportation capacity recognized as a result of certain trading and market transactions, the mark-to-market adjustment related to equity securities held in BLPC and Emera Reinsurance, the mark-to-market adjustment related to Emera’s foreign exchange cash flow hedges entered to manage foreign exchange earnings exposure, certain non-cash impairment charges recognized in 2020, and the adjustment referenced in the 2020 EPS Reconciliation table.

2020 PSU Grant Performance Metrics

The Company’s long-term focus continues to be on EPS growth and cash generation as the fundamental drivers of long-term shareholder value creation. Accordingly, the Company used the following two weighted metrics for the 2020 PSU grant:

1.	EPS growth, which continues to be a fundamental measure of the increase in profitability of the Company;
2.	Growth in cash from operations before working capital, which measures the Company’s success in focusing on cash generation and is a key driver of long-term value for shareholders.

These two metrics are the same metrics that were used for the 2019 PSU grants, however, the weighting for the 2020 PSU grants has changed. In 2019, the metrics were weighted equally but for the 2020 grants, the EPS growth is weighted at 75 per cent and the growth in cash from operations is weighted at 25 per cent. This is due to the increased focus on EPS relative to cash flow.

The combination of the two metrics effectively measure management’s contributions to the creation of long-term value for shareholders.

In addition to the above metrics, the Company continues to use the relative TSR modifier for the 2020 PSU grant, which is described in Performance Share Unit Plan Results.

EMERA INCORPORATED	73

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

The performance period for PSUs granted in 2020 is from January 1, 2020 to December 31, 2022 and the table below shows the performance factor levels:

Metric	Weighting	Threshold (50%)	Target (100%)	Stretch (200%)
Average annual growth in EPS, removing mark-to-market gains/ losses	75%	2%	6%	10%
Average annual growth in cash from operations (before working capital)	25%	2%	6%	10%

Modifier		<25th percentile (bottom quartile)	75th–25th percentile	>75th percentile (top quartile)
Emera’s TSR vs. S&P/TSX Capped Utilities Index TSR; multiply metric results by stated multiplier		0.75	1.0	1.25

The threshold, target and stretch levels of performance are consistent with those for previous grants, and are calibrated against a combination of the Company’s five-year business plan projections, dividend growth rate, actual and forecasted performance levels of peers, and overall assessment of the expectations of shareholders.

The performance targets for the PSU awards are used for compensation purposes only and are not suitable for any other purpose. There is no assurance that any performance level will be met. The targets may also constitute forward-looking information. Forward-looking statements are based upon a number of assumptions and are subject to a number of known and unknown risks and uncertainties, any of which are beyond Emera’s control, which could cause actual results to differ materially from the performance targets. Please see the cautionary statement in Emera’s 2020 Annual Report respecting risks and assumptions relevant to Emera’s determination of performance targets for compensation purposes.

Restricted Share Unit Plan

The Restricted Share Unit Plan was introduced in 2020 after a market review determined that Emera had a higher weighting of PSUs than most of its peers. The plan is designed to achieve more balance between risk and leverage in Emera’s long-term incentive programs, while remaining consistent with our pay-for-performance philosophy.

A RSU is a notional share unit that is based on the value of an Emera common share – the value of a RSU changes directly in correlation to the value of an Emera share. RSUs also earn dividends similar to Emera shares; when a dividend is paid on Emera’s common shares, each participant is allocated additional RSUs based on the dividend paid on an equivalent number of Emera common shares.

Similar to PSUs, designated senior leaders are awarded RSUs annually based on a pre-determined target of their base salary and the average 50 trading-day Emera common share price immediately preceding the effective grant date (the average is used to smooth out any short-term fluctuations in the share price). Each RSU grant has a three-year performance period.

At the end of the performance period, RSUs are valued and paid out by multiplying the original number of RSUs granted and all additional notional dividends by the average 50-trading day closing price for Emera common shares at the end of the three-year performance period. The calculation is as follows:

RSU Payout	=	Original Grant + Notional Dividends	x	Closing Share Price

74	EMERA INCORPORATED

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

Senior Management Stock Option Plan

The Board of Directors has delegated the administration of the Stock Option Plan to the MRCC. The MRCC is responsible for approving, based on management’s recommendation, which employees of the Company and its affiliates will be eligible to participate in the Stock Option Plan.

Stock options are designed to deliver a percentage of the long-term incentive opportunity for senior management, including the NEOs, and are an important component of competitive executive compensation. Grants are calculated each year based on each executive’s long-term incentive target percentage and base salary and, generally, the grant amount increases with the level of responsibility. The Company considers stock options to be in alignment with long-term shareholder interests and the MRCC continues to review the use of options annually. All NEOs participate in the Stock Option Plan and have received stock options in 2020 as part of their long-term incentive.

The Company has historically valued stock options based on the Black-Scholes valuation methodology. However, the Committee adopted a floor value ratio of 10 per cent in 2015, following a review of market practices on valuation methodologies. If the Black- Scholes methodology leads to a value ratio that is less than 10 per cent, the floor of 10 per cent will apply. All other factors being equal, the use of a higher value ratio leads to fewer options. The exercise price for stock options is the closing price of an Emera common share on the day immediately preceding the effective grant date. Options have a 10-year term and must be exercised before the expiry date and any unexercised options are forfeited upon expiry.

For the 2020 stock option grant, the Black-Scholes valuation resulted in a value ratio ranging from 3.2 per cent to 5.9 per cent. The range was dependent on the number of months over which the volatility calculation was measured, from 12 to 120 months. Because the valuation was below 10 per cent, the Committee applied the floor value ratio, which led to fewer options being granted than if the floor had not been applied. Accordingly, the value of each option granted in 2020 was $6.00, which was 10 per cent of the closing Emera common share price of $60.03 on February 19, 2020, the day immediately preceding the grant date. The share price of $60.03 is also the exercise price for the 2020 grant. The Committee considers the application of a 10 per cent floor to be a prudent step to maintaining stock options as a part of the Long-term Incentive Plan, while reflecting prevailing market conditions.

Stock options vest in 25 per cent increments on the first, second, third and fourth anniversaries of the grant date. Unless a stock option has expired, vested options may be exercised within the 27 months following the option holder’s date of retirement, within six months following the date of termination without cause or the option holder’s death, and within 60 days following the date of termination for cause or resignation. If stock options are not exercised within such time, they expire. However, certain senior executives are entitled to an enhanced retirement vesting provision, which allows unvested stock options to continue to vest and be exercised for two years post-retirement. If a change of control occurs and an executive is terminated for “good reason” as defined in the plan text and in this Circular under Termination and Change of Control Benefits, unvested options held at the time of termination vest immediately and must be exercised by the earlier of either six months from the termination date or the expiry date of the option. Please see Termination and Change of Control Benefits for the NEOs’ entitlements on departure.

The maximum percentage of shares under all security-based compensation arrangements (including the Stock Option Plan and the Employee Common Share Purchase Plan) issuable to insiders of the Company at any time is 10 per cent of the issued and outstanding shares of the Company. The maximum number of shares to be optioned to any one person under the Stock Option Plan is five per cent of the issued and outstanding shares of the Company at the date of the grant of the option. The number of shares issued to insiders, within any one-year period, under all security-based compensation arrangements, will not exceed 10 per cent of the issued and outstanding shares of the Company.

Under the Stock Option Plan, options may be granted in respect of authorized and unissued common shares of the Company to a maximum of 11.7 million shares, or approximately 4.65 per cent of the total issued and outstanding common shares of the Company as of December 31, 2020.

EMERA INCORPORATED	75

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

There have been 8,170,108 common shares issued under the Stock Option Plan since its inception, which represents approximately 3.25 per cent of the total issued and outstanding common shares of the Company as of December 31, 2020, leaving 3,529,892 common shares reserved for issuance under the Plan, representing 1.40 per cent of the total issued and outstanding common shares as at December 31, 2020. As outlined previously in the Senior Management Stock Option Plan Amendment section of this Circular, we are proposing an increase of 3,000,000 shares to the Senior Management Stock Option Plan reserve, pending shareholder approval. There are 2,267,782 common shares issuable under actual grants of options, which represent approximately 0.90 per cent of the total issued and outstanding common shares of the Company as of December 31, 2020 and, of that amount, 973,932 are vested and 1,293,850 are unvested.

The Board of Directors of the Company may amend or discontinue the Stock Option Plan by resolution at any time and may, without shareholder approval, make amendments such as changes to vesting provisions and other minor changes of a housekeeping nature; however, shareholder approval is required for any amendment that:

•

increases the number of common shares reserved for issuance, except an increase made in proportion to an increase in the number of common shares outstanding due to a stock dividend, stock split, amalgamation, reorganization, merger or similar event;

•	extends eligibility to participate to non-employee Directors;

•	permits rights under the Stock Option Plan to be transferred other than for normal estate settlement purposes;

•	permits awards to be granted under the Stock Option Plan in addition to options;

•	increases either of the 10 per cent insider participation limits;

•

reduces the option price of an option except for the purpose of maintaining option value in connection with a change of control or pursuant to the provisions in the Stock Option Plan, which permit equitable adjustments to be made to the option price in connection with a stock dividend, stock split, share reclassification, amalgamation, reorganization, merger or similar event;

•	extends the term of a stock option beyond the original expiry date;

•	permits the expiry of a stock option to be beyond 10 years from its date of grant; or

•	deletes or reduces the range of amendments which require shareholder approval under this paragraph.

The table below summarizes certain ratios regarding the Stock Option Plan, namely dilution, burn rate and overhang as defined in the table and measured as a percentage of the weighted average number of shares outstanding for the respective year.

	2020 (%)	2019 (%)	2018 (%)

Dilution

(number of options outstanding, divided by the weighted average total issued and outstanding common shares for the applicable fiscal year)	0.92	0.94	1.81

Burn rate

(number of options granted in an applicable fiscal year, divided by the weighted average total issued and outstanding common shares for the applicable fiscal year)	0.20	0.27	0.27

Overhang

(shares available for issuance, plus options outstanding, divided by the weighted average total issued and outstanding common shares for the applicable fiscal year)	1.42	1.65	2.80

The stock options issued under the Stock Option Plan are non-assignable, though the Plan permits transfers from the estate of a deceased option holder to the ultimate beneficiaries. The option can then be exercised by such beneficiaries.

The Company does not provide financial assistance to participants to facilitate the purchase of shares through the Stock Option Plan.

76	EMERA INCORPORATED

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

Performance Graph

The following performance graph compares Emera’s cumulative total shareholder return or “TSR” (assuming an investment of $100 and reinvestment of dividends) for its common shares with that of the S&P/TSX Capped Utilities Index and the S&P/TSX Composite Index.

Cumulative Total Return on $100 Investment – December 31, 2015 to December 31, 2020

As at December 31	2015/12 ($)	2016/12 ($)	2017/12 ($)	2018/12 ($)	2019/12 ($)	2020/12 ($)
Emera Inc.	100.00	109.57	118.67	116.55	155.78	157.88
S&P/TSX Capped Utilities Total Return	100.00	117.60	130.09	120.09	165.11	190.34
S&P/TSX Composite Total Return	100.00	121.08	132.09	120.36	147.89	156.17
TDC ($ thousands)	9,449	11,157	12,869	13,136	13,540	15,608

Emera’s cumulative TSR for the five-year period from December 31, 2015 to December 31, 2020 was 58 per cent, compared to the 90 per cent return of the S&P/TSX Capped Utilities Index and 56 per cent return of the S&P/TSX Composite Index. Emera’s TSR increased 1 per cent from 2019 to 2020. The above graph also shows total direct compensation for our NEOs over the past six years.

TOTAL SHAREHOLDER RETURN VS. NAMED EXECUTIVE OFFICER COMPENSATION

As noted in A Letter from the Management Resources and Compensation Committee to Our Shareholders, a fundamental principle of Emera’s compensation philosophy is to align pay with performance, by linking a significant portion of the compensation the Company pays its executives to the achievement of objectives measuring whether shareholders are experiencing strong value for their investment.

In light of this principle, at the end of 2020 the Company undertook its annual analysis of the alignment between the President and CEO’s compensation and the experience of shareholders. The analysis reviewed the compensation of the President and CEO over the past 10 years and compared the results to the shareholder experience, as measured by TSR, over the same periods. The review included both realized pay (which consists of amounts paid out for a particular performance year) and realizable pay (which consists of the value of any outstanding equity-based awards).

EMERA INCORPORATED	77

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

The analysis looked at the shareholders’ experience using 10 different measurement periods, recognizing that shareholders have acquired their shares at different times. Each period had the same end point (December 31, 2020) but started at a different beginning period, from January 1, 2011 to January 1, 2020. The analysis measured the dollar return per $100 of investment over each period as compared to the President and CEO’s economic experience, measured by the dollars realized and realizable per $100 of target compensation awarded over the same periods.

The following lookback table shows the results of the review:

Pay year	Target total direct compensation	(1)(2)	Total realized/ realizable value at Dec. 31, 2020	(3)	Measurement period	Realized/ realizable value of $100 target pay awarded to CEO	(3)	Value of $100 shareholder investment as of Dec. 31, 2020 (4)	Difference
2011	2,470,109		2,907,824		Jan. 1, 2011 – Dec. 31, 2020	118		267	149
2012	2,474,995		4,479,711		Jan. 1, 2012 – Dec. 31, 2020	181		243	62
2013	3,573,704		9,461,470		Jan. 1, 2013 – Dec. 31, 2020	265		222	-43
2014	3,587,500		9,037,049		Jan. 1, 2014 – Dec. 31, 2020	252		242	-10
2015	3,762,500		5,725,379		Jan. 1, 2015 – Dec. 31, 2020	152		184	31
2016	4,800,000		4,803,747		Jan. 1, 2016 – Dec. 31, 2020	100		158	58
2017	6,000,000		7,187,995		Jan. 1, 2017 – Dec. 31, 2020	120		144	24
2018	4,800,000		8,895,058		Jan. 1, 2018 – Dec. 31, 2020	185		133	-52
2019	5,900,000		7,804,277		Jan. 1, 2019 – Dec. 31, 2020	132		135	3
2020	7,000,000		6,302,270		Jan. 1, 2020 – Dec. 31, 2020	90		101	11
					Average	160		183	23
(1)	The lookback table shows the compensation of the former President and CEO, Chris Huskilson, for 2011 to 2017, and the compensation of the President and CEO, Scott Balfour, for 2018 and 2020.

(2)	Includes salary, short-term incentive at target and the grant value of long-term incentives.

(3)

Factors in salary, short-term incentive payout, PSU payout, value realized from exercised stock options and the market value of any outstanding PSUs, DSUs and in-the-money unexercised stock options as of December 31, 2020.

(4)	Represents the cumulative value of a $100 investment in Emera common shares made on the first day of the period indicated, assuming dividends are reinvested.

The analysis concluded that Emera’s compensation framework provided appropriate alignment between the President and CEO’s compensation and the shareholder experience over the long term. This analysis also assists the Committee in considering various compensation outcomes when considering compensation changes for the President and CEO each year.

In keeping with Emera’s compensation philosophy, a significant component of NEO compensation consists of long-term incentives (PSUs, RSUs and stock options), which are designed to focus executives on the long-term success of the Company. These long- term incentives are directly affected by changes in Emera’s common share price and TSR. This helps create a direct correlation between the shareholder experience and the compensation the Company pays its senior executives.

As described in Performance Share Unit Plan, each PSU grant is subject to the achievement of financial objectives and, at the end of the performance period, a performance factor is applied, which is determined based on the extent to which the Company has met those objectives. The performance factors for the PSU Plan, expressed in terms of a percentage, for the past five years were 150 per cent for each of the performance periods ending in 2015 and 2016, 101 per cent for the period ending in 2017, 65 per cent for the period ending in 2018, 100 per cent for the period ending in 2019 and 112 per cent for the period ending in 2020.

The total annual salary, short-term incentive and PSU payouts in 2020 for the five NEOs totalled $13.5 million, which represents 1.4 per cent of the Company’s net earnings applicable to common shares of $938 million or 2.0 per cent of the Company’s adjusted net earnings applicable to common shares of $665 million, for the period ended December 31, 2020. The MRCC is comfortable that the payout totals for 2020 are reasonable based on the Company’s performance and demonstrate that the Company’s compensation programs are aligned with the interests of our shareholders. Adjusted net earnings is a non-GAAP measure and does not have a standardized meaning as prescribed by USGAAP.

78	EMERA INCORPORATED

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

NEO SUMMARY COMPENSATION TABLE

The table below shows the compensation awarded to the Company’s NEOs for the last three fiscal years.

Name and principal position	Year	Salary ($)	(1)	Share-based awards ($)	(2)	Option-based awards ($)	(3)	Non-equity incentive plan compensation Annual incentive plans ($)	(4)	Pension value ($)	All other compensation ($)	(5)	Total compensation ($)
Scott Balfour	2020	1,038,461		3,750,209		1,249,800		1,420,000		293,000	36,546		7,788,017
President and Chief Executive	2019	1,000,000		2,925,155		974,864		1,142,000		643,000	39,422		6,724,441
Officer	2018	986,673		2,100,156		699,846		1,668,000		634,000	35,993		6,124,668
Greg Blunden	2020	581,039		755,995		252,000		556,640		97,000	27,398		2,270,072
Chief Financial Officer	2019	547,692		680,587		226,896		439,670		108,000	24,558		2,027,403
	2018	500,000		562,468		187,530		583,800		273,000	25,318		2,132,116
Nancy Tower	2020	647,789		702,905		234,600		808,938		514,000	298,978		3,207,209
President and Chief Executive	2019	600,000		674,973		225,040		580,440		416,000	251,000		2,747,453
Officer, Tampa Electric	2018	600,000		674,971		225,036		506,160		337,000	290,142		2,633,309
Company
Robert Bennett	2020	661,721		589,416		196,200		382,328		213,000	169,700		2,212,364
President and Chief Executive	2019	630,278		590,637		168,896		567,250		298,000	168,620		2,423,681
Officer, Emera Technologies	2018	615,457		577,156		167,580		608,195		(26,000)	163,271		2,105,659
LLC (6)
Bruce Marchand	2020	529,115		612,017		204,000		434,520		199,000	33,738		2,012,391
Chief Legal and	2019	497,692		543,595		181,424		342,600		258,000	24,558		1,847,870
Compliance Officer	2018	448,096		489,295		163,191		450,360		117,000	17,068		1,685,010

(1)	The figure shown represents the actual base earnings paid each year.

(2)

The figure shown is the value of PSU and RSU grants as of the effective grant date. The grant value of PSUs and RSUs granted in 2020 was based on the average 50-trading day closing share price up to December 31, 2020 ($54.62). The 50-day share price average is used for PSU and RSU grants to smooth out any short-term fluctuations in share price immediately preceding the grant date. The value of PSUs on payout is subject to the achievement of specific performance objectives over the respective three-year performance period. If those objectives are not met, payouts may be less than the initial value of the grant noted in this column and if performance objectives are exceeded, payouts may be higher than the amount noted in this column.

(3)

The value of each stock option granted to the NEOs in 2020 was determined to be equal to 10 per cent of the February 19, 2020 closing share price of $60.03 or $6.00 per option. The Company has adopted a floor value ratio of 10 per cent; if the Black-Scholes methodology leads to a value ratio that is less than 10 per cent, the floor of 10 per cent will apply. The Black-Scholes valuation for 2020 resulted in a value ratio of 3.2 per cent to 5.9 per cent, using an estimated dividend yield of 4.4 per cent, and a risk-free interest rate of 1.91 per cent. The range was dependent on the number of months over which the volatility calculation was measured, from 12 to 120 months, which led to volatility measurements from 10.6 per cent to 14.2 per cent. Because the Black- Scholes valuation was below 10 per cent, the floor of 10 per cent was used to value stock options in 2020, which led to fewer options being granted than if the floor had not been applied.

(4)

In 2020, Mr. Balfour, Mr. Blunden and Mr. Marchand participated in the Emera Corporate Scorecard, which had a result of 142 per cent. Ms. Tower participated in the Tampa Electric Corporate Scorecard, which had a result of 184.9 per cent, and Mr. Bennett participated in the Emera Technologies Scorecard, which had a result of 100 per cent. The Short-term Incentive Plan and the 2020 results are described in greater detail in Short-term Incentive Plan. The figures shown reflect amounts earned in the 2020 performance year and paid in 2021. Ms. Tower elected to receive 100 per cent of her short-term incentive payout in the form of DSUs, Mr. Balfour elected to receive 50 per cent of his payout in DSUs, and Mr. Blunden and Mr. Marchand elected to received 25 per cent of their payout in DSUs.

(5)

All other compensation in 2020 consists of: for Mr. Balfour, a cash perquisite allowance of $31,000 and other taxable benefits; for Mr. Blunden, a cash perquisite allowance of $21,000 and other taxable benefits; and for Mr. Marchand, a cash perquisite allowance of $20,000 and other taxable benefits. Ms. Tower was required to relocate from Nova Scotia to Tampa, Florida, upon being appointed President and CEO of Tampa Electric; her amount consists of a cash perquisite allowance of $21,000, a housing allowance of $158,000, a cost of living allowance of $93,000, a travel allowance of $21,000, and other taxable benefits. Mr. Bennett is also required to reside in Tampa for his role; his figure consists of a cash perquisite allowance of $20,000 USD, a housing allowance of $72,000 USD, a family travel allowance of $31,746 USD and other taxable benefits. The amount shown in the All Other Compensation column for Mr. Bennett has been converted to CAD using the exchange rate of $1.00 USD = $1.3415 CAD, which is based on the Bank of Canada daily average exchange rate between CAD and USD for 2020. Please see Other Executive Benefits for additional details on the items that are included in these All Other Compensation figures.

(6)

Mr. Bennett is paid in USD. His base salary was $475,000 USD, his short-term incentive payout was $285,500 USD, and the PSU portion of his long-term incentive grant was valued in USD. The stock option portion of his long-term incentive grant was valued in CAD and was adjusted to reflect the exchange rate between USD and CAD ($1.00 USD = $1.32 CAD) at the time of grant. Any USD amounts applicable to Mr. Bennett have been converted to CAD in the table using the exchange rate of $1.00 USD = $1.3415 CAD, which is based on the Bank of Canada daily average exchange rate between CAD and USD for 2020. Under the terms of his employment arrangement, USD and CAD are treated on par for purposes of calculating his pensionable earnings under the pension plan.

EMERA INCORPORATED	79

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

Outstanding Share-based Awards and Option-based Awards

The following table describes all option-based and share-based awards outstanding as of December 31, 2020 for each NEO:

	Option-based awards (1) (stock options)					Share-based awards (performance share units (PSUs), restricted share units (RSUs) and deferred share units (DSUs))
Name	Number of securities underlying unexercised option (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	(2)	Number of shares or unit of shares that have not vested (#)	(3)	Market or payout value of share- based awards that have not vested ($) (4)	Market or payout value of vested share-based awards that have not been paid out ($)	(5)
Scott Balfour	24,990	33.73	4/15/2022	509,046		146,482		8,006,708	4,819,106
	28,200	34.80	2/12/2023	544,260
	34,800	32.35	2/11/2024	756,900
	40,400	42.71	2/11/2025	460,156
	52,100	46.19	2/17/2026	412,111
	66,300	45.16	2/14/2027	592,722
	175,400	39.93	2/13/2028	2,485,418
	210,100	46.39	2/20/2029	1,619,871
	208,300	60.03	2/19/2030	–
Greg Blunden	9,325	45.16	2/14/2027	83,366		31,851		1,740,988	2,385,800
	23,500	39.93	2/13/2028	332,995
	36,675	46.39	2/20/2029	282,764
	42,000	60.03	2/19/2030	–
Nancy Tower	32,400	42.71	2/11/2025	369,036		30,692		1,677,621	6,428,808
	32,100	46.19	2/17/2026	253,911
	44,000	45.16	2/14/2027	393,360
	56,400	39.93	2/13/2028	799,188
	48,500	46.39	2/20/2029	373,935
	39,100	60.03	2/19/2030	–
Robert Bennett(6)	8,025	46.19	2/17/2026	63,478		19,895		1,458,813	4,230,431
	18,150	45.16	2/14/2027	162,261
	31,500	39.93	2/13/2028	446,355
	36,400	46.39	2/20/2029	280,644
	32,700	60.03	2/19/2030	–
Bruce Marchand	9,090	42.71	2/11/2025	103,535		25,597		1,399,122	1,723,319
	19,500	46.19	2/17/2026	154,245
	32,500	45.16	2/14/2027	290,550
	30,675	39.93	2/13/2028	434,665
	39,100	46.39	2/20/2029	301,461
	34,000	60.03	2/19/2030	–
(1)	Option-based awards include both vested and unvested options.

(2)	The value of all unexercised option-based awards was calculated using a December 31, 2020 closing share price of $54.10.

(3)	Unvested share-based awards include PSUs, RSUs and unvested special DSU grants, and any additional PSUs, RSUs and DSUs from dividend reinvestment relating to such grants as of December 31, 2020.

(4)	The market or payout value of share-based awards was calculated based on an assumed performance factor of 1.0 and the average closing share price for the last 50 trading days of 2020 ($54.66).

(5)	These figures represent only vested DSUs, as PSUs are paid out upon vesting, and are based on the average closing share price for the last 50 trading days of 2020 ($54.66).

(6)

For Mr. Bennett, any PSUs that are payable in USD have been converted to CAD in the table using the exchange rate of $1.00 USD = $1.3415 CAD, which is based on the Bank of Canada daily average exchange rate between CAD and USD for 2020.

80	EMERA INCORPORATED

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

Incentive Plan Awards – Value Vested or Earned During the Year

The following table describes all option-based awards, share-based awards and non-equity incentives that vested, or were earned, during 2020 for each NEO:

Name	Option-based awards value vested during 2020 ($) (1)	Share-based awards (performance share units (PSUs) and deferred share units (DSUs)) value vested during 2020 ($) (2)	Non-equity incentive plan compensation – value earned during the year ($) (3)
Scott Balfour	2,012,456	3,088,026	1,420,000
Greg Blunden	597,334	827,041	556,640
Nancy Tower	713,332	992,464	808,938
Robert Bennett	573,290	833,443	382,328
Bruce Marchand	520,161	719,449	434,520
(1)	Represents the aggregate dollar value that would have been realized if stock options had been exercised on the applicable vesting (eligibility) date in 2020.
(2)

The value of PSUs vested in 2020 is based on the 2018 PSU grant, which had a three-year performance period from January 1, 2018 to December 31, 2020. The payout is calculated based on the original grant with accumulated dividends, multiplied by the performance factor, multiplied by the average closing share price for the last 50 trading days of 2020 ($54.66). The performance factor for the 2018 PSU grant was based on Emera’s growth in EPS and cash flow over the three-year performance and vesting period. The performance factor result was 112 per cent. More details on the PSU Plan and results can be found in Performance Share Unit Plan.

(3)	This amount represents the 2020 incentive payouts as disclosed in the NEO Summary Compensation Table.

Aggregate Option Exercise During 2020 and 2020 Option Values

The following table summarizes the number of common shares, if any, each NEO acquired pursuant to the exercise of stock options in 2020, the aggregate value realized upon exercise, and the number of common shares covered by unexercised options under the Stock Option Plan as at December 31, 2020. The aggregate value realized upon exercise is the difference between the fair market value of the common shares on the exercise date and the exercise price of the option. The value of unexercised in-the-money options at year-end is the difference between the exercise price of the options and the fair market value of the common shares on December 31, 2020, which was $54.10.

Unexercised options at December 31, 2020					Value of unexercised in-the-money options at December 31, 2020
Name	Securities acquired on exercise (#)	Aggregate value realized ($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Scott Balfour	10	191	370,440	470,150	4,774,692	2,605,793
Greg Blunden	37,875	429,544	0	111,500	0	699,125
Nancy Tower	0	0	137,825	114,675	1,411,045	778,385
Robert Bennett	0	0	36,700	90,075	363,554	589,184
Bruce Marchand	10	103	72,965	91,900	695,946	588,510

Pension Plan Benefits

Emera has adopted a pension oversight framework that sets out the structure and processes for overseeing the management and administration of all pension plans sponsored or administered by Emera and its affiliates to ensure that the liabilities associated with such pension plans are being appropriately managed.

The NEOs are members of the Canadian corporate pension plan (“Pension Plan”), participating on either a defined benefit basis or a defined contribution basis, as well as a supplementary retirement plan (“Supplementary Retirement Plan”), similarly on either a defined benefit or defined contribution basis. For 2020, all NEOs participated in the defined benefit component of the Pension Plan and one NEO also participated in the defined contribution component of the Pension Plan.

EMERA INCORPORATED	81

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

Defined Benefit

The following table shows years of credited service, estimated pension amounts and changes to accrued obligations from January 1, 2020 to December 31, 2020 for the NEOs who participated in the Pension Plan on a defined benefit basis.

		Annual benefits payable
Name	Number of years credited service (#)	At year-end ($)	(1)	At age 65 ($)	Accrued obligation at the start of the year ($)	Compensatory change ($)	(2)	Non- compensatory change ($)	(2)	Accrued obligation at year-end ($)	(3)
Scott Balfour	8.7	202,000		403,000	3,102,000	293,000		540,000		3,935,000
Greg Blunden (4)	1.3	16,000		16,000	518,000	18,000		37,000		573,000
Nancy Tower	23.3	332,000		378,000	6,798,000	514,000		571,000		7,883,000
Robert Bennett	32.7	388,000		416,000	8,440,000	213,000		362,000		9,015,000
Bruce Marchand	9.0	100,000		116,000	1,636,000	199,000		251,000		2,086,000

(1)

All NEOs were eligible for an immediate pension at year-end. The amount shown is the accrued pension starting at the NEO’s unreduced retirement date if the NEO terminated employment at December 31, 2020.

(2)	The compensatory and non-compensatory changes are described in more detail below.

(3)

The accrued pension obligation is calculated following the method prescribed under USGAAP (section 715 of the standards of the Financial Accounting Standards Board) and by the Canadian Institute of Chartered Accountants and is based on management’s best estimate of future events that affect the cost of pensions, including assumptions about future salary adjustments and short-term incentive awards.

(4)	Mr. Blunden accrues future benefits under the defined contribution component of the Pension Plan and has frozen service under the defined benefit component of the Pension Plan.

The accrued obligation of a pension entitlement is the present value of the expected future annual benefits payable taking into account service accrued to date and the expected salaries used to determine the annual benefit payable at retirement. Each year, the value of the accrued obligation changes as a result of compensatory changes and non-compensatory changes, which are shown in the table above.

Compensatory changes are caused by changes in the annual benefit payable and result primarily from three factors: (i) new accrued service (the employer current service cost); (ii) the impact of salary increases greater than expected on past benefits (estimated increases are already built into the accrued benefit obligation); and (iii) plan changes impacting, for example, accrued service or when benefits are payable (there were no plan changes that materially affected the above figures in 2020).

Non-compensatory changes are caused by interest on the accrued obligation and current service cost, employee required contributions and changes in the assumptions used to calculate the present value of the future annual benefit payment stream. These assumptions include the mortality table, salary scale, retirement assumption and the inflation assumption used for calculating indexing and the discount rate. The non-compensatory changes in 2020 were driven largely by changes in actuarial assumptions as well as interest on the accrued obligation and current service cost. The assumption changes from December 31, 2019 to December 31, 2020 include a change in the discount rate from 3.13 per cent to 2.59 per cent, and a decrease in inflation from 1.75 per cent to 1.50 per cent (which also affects future salary growth expectations). The net effect of the discount rate and inflation changes is to increase obligations.

The defined benefit component of the Pension Plan entitles members to pension benefits based on two per cent of the average of the member’s five highest years of pensionable earnings, multiplied by each year of credited service to a maximum of 35 years credited service. For the NEOs, pensionable earnings include base salary plus up to 50 per cent of their target short-term incentive. Upon a member reaching age 65, pension benefits under the Pension Plan are reduced by an amount approximately equal to the amount payable under the Canada Pension Plan. For members who retire from active service, the pension is payable on an unreduced basis upon the earlier of age 60 or age 55, provided that age and years of service add to at least 85. For members who joined the Pension Plan on or after July 1, 2004, the age 60 unreduced retirement age condition is replaced by age 62 with 15 years of service. A member may also retire on a reduced formula if the member has attained age 55, but does not qualify for an unreduced pension. Spousal benefits are paid on the death of a member at the rate of 60 per cent of regular pension benefits. Pensions are indexed to the consumer price index.

Under the terms of Mr. Balfour’s employment agreement, his average five highest years of pensionable earnings is capped at $1.75 million for purposes of calculating his pension.

82	EMERA INCORPORATED

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

For 2020, members of the defined benefit component of the plan contributed 7.4 per cent of eligible earnings up to the year’s maximum pensionable earnings (“YMPE”) under the Canada Pension Plan, and 9.5 per cent of earnings between the YMPE and the amount on which pension benefits may be earned under a registered pension plan as permitted by the Income Tax Act (Canada).

Due to Canada Revenue Agency limitations on the maximum pension benefit that may be paid under the Pension Plan, a portion of the pension the NEOs earned after January 1, 1992 is provided under the terms of the Supplementary Retirement Plan, which is unfunded but secured by a letter of credit deposited in a retirement compensation trust. The Supplementary Retirement Plan is non-contributory. The Supplementary Retirement Plan generally mirrors the terms of the Pension Plan, with the exception that benefits earned on service in the SERP after December 31, 2017 are not indexed on retirement. The Company does not grant additional years of credited service to NEOs under the Pension Plan or Supplementary Retirement Plan.

The defined benefit component of the Pension Plan was closed to new non-union employees hired after January 8, 2013 and to new union employees hired after October 31, 2014. The defined benefit component of the Supplementary Retirement Plan was closed to new entrants as of December 31, 2017. Any employees who become eligible to participate in the Supplementary Retirement Plan after December 31, 2017 will participate in the defined contribution component.

The compensatory and non-compensatory change figures for Mr. Blunden and Ms. Tower include the increase in value of a potential retirement award. Certain employees of the Company hired before August 1, 2007 are eligible for a retirement award if they continue working with the Company until their unreduced retirement date. The retirement award is calculated by multiplying the employee’s weekly base salary immediately preceding retirement by the employee’s number of years of service at retirement, to a maximum of 26 weeks of salary, and is payable as a lump sum on retirement. If the employee terminates employment with the Company prior to his or her unreduced retirement date, no retirement award is payable. Mr. Blunden and Ms. Tower will be entitled to the retirement award if they continue working for an Emera company until their respective unreduced retirement date. Mr. Balfour, Mr. Bennett and Mr. Marchand are not eligible for a retirement award.

Defined Contribution

The following table shows the changes to accumulated value from January 1, 2020 to December 31, 2020 for the NEO who participated in the Pension Plan on a defined contribution basis.

Name	Accumulated value at start of year ($)	Compensatory change ($)	(1)	Non-compensatory change ($) (2)	Accumulated value at end of year ($)
Greg Blunden (3)	883,000	79,000		91,000	1,053,000

(1)	The compensatory change is the value of Company contributions made based on the defined contribution component of the Pension Plan.

(2)	The non-compensatory change is the value of employee contributions to the Pension Plan, along with investment earnings.

(3)	Mr. Blunden accrues future benefits under the defined contribution component of the Pension Plan and has frozen service under the defined benefit component of the Pension Plan.

Under the defined contribution component of the Pension Plan, the Company contributes a base amount of three per cent of the participant’s eligible earnings into the participant’s account each pay period. Plan participants can also make contributions of up to six per cent of their eligible earnings to the defined contribution component, with the Company matching half of these contributions. Accordingly, the maximum Company contribution to each participant’s defined contribution account, factoring in the base amount and the matching contribution, is six per cent of the participant’s eligible earnings. Canada Revenue Agency limits apply to limit the amount of contributions that can be made under the defined contribution component and, as with the defined benefit component, a portion of the pension a NEO earns in the defined contribution component may be provided under the terms of a Supplementary Retirement Plan.

Mr. Blunden participated in the defined contribution component of the Pension Plan in 2020. Mr. Blunden and the Company each contributed six per cent of his base salary into the Pension Plan up to the total amount permitted under the Income Tax Act, which equated to $13,915 each in 2020. In addition, the Company maintains an account for any Company contributions which would be made in the absence of the Income Tax Act limits, through the Supplementary Retirement Plan. For 2020, the additional Company contribution for Mr. Blunden was $64,995.

EMERA INCORPORATED	83

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

Upon ending active employment with the Company at any age between 55 and 65, plan participants in the defined contribution component of the Pension Plan may start receiving retirement income through the purchase of a life annuity or by converting their account to a life income fund.

The defined contribution component of the Pension Plan is administered on behalf of the Company by a major Canadian insurance company, which acts in accordance with the provisions of the defined contribution component of the Pension Plan, the Income Tax Act and the Nova Scotia Pension Benefits Act.

Deferred Share Unit Plan

The Deferred Share Unit (“DSU”) Plan is another component of Emera’s Long-term Incentive Program for senior leaders. A DSU is a notional share unit that is based on the value of an Emera common share – the value of a DSU changes directly in correlation to an Emera share and earns dividend equivalents in the form of additional DSUs. When a dividend is paid on Emera’s common shares, each participant’s DSU account is allocated additional DSUs based on the dividend paid on an equivalent number of Emera common shares. DSUs are not paid out until such time as the participant is no longer employed by the Company or any of its affiliates. When redeemed, the value of a participant’s DSUs is equivalent to the fair market value of an equal number of common shares of the Company.

The DSU Plan is intended to facilitate achievement of share ownership guidelines (discussed in Executive Share Ownership Requirements) without diluting the shareholder base. Prior to the start of each performance year, each plan participant may elect to defer some or all of the short-term incentive payout associated with that performance year in the form of DSUs. When the short-term incentive is paid to the NEOs, the portion elected is allocated to DSUs rather than paid in cash. Since DSUs are principally an income deferral mechanism, there are no performance metrics attributable to DSUs.

Following a participant’s departure from the Company, on a date selected by the participant not later than December 15 of the next calendar year after departure, the value of the participant’s DSUs is calculated by multiplying the number of DSUs in the participant’s account by the average closing Emera common share price for the 50 trading days preceding the payout date (the 50-day average is used to smooth out any short-term price fluctuations). The after-tax amount is paid to the participant. If a participant is a US taxpayer, payment is made six months following the termination date.

In addition, special DSU awards may be made from time to time by the MRCC to selected executives and senior management to recognize singular achievements or the achievement of certain corporate objectives. The MRCC made no such awards to the NEOs in 2020.

2020 DSU Plan Allocations

The table below identifies how much of the short-term incentive for 2020 that each NEO elected to allocate to DSUs:

Name	Percentage of 2020 annual incentive elected to deferred share units (%)	Dollar amount of 2020 annual incentive elected to deferred share units ($)	(1)
Scott Balfour	50	710,000
Greg Blunden	25	139,160
Nancy Tower	100	808,938
Robert Bennett	0	0
Bruce Marchand	25	108,630
(1)	The DSU allocations are rounded to the nearest whole unit, so the value of DSUs may vary slightly from the amount of short-term incentive payout allocated.

84	EMERA INCORPORATED

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

Executive Share Ownership Requirements and Anti-Hedging Policy

To align the interests of senior management with the interests of shareholders, the Company established share ownership guidelines in 2003 that require designated executives to meet the required ownership level within five years of becoming subject to the guidelines. Mr. Balfour is required to hold shares equal to at least five times his base salary and all other NEOs are required to hold shares equal to at least three times their respective base salaries.

All NEOs are also subject to a one-year post-retirement hold period, which requires the NEOs to maintain a material financial stake in the Company after retirement by holding at least the minimum ownership level of Emera shares for one year after they retire from the Company. This helps maintain a focus on long-term sustainable value and prevents executives from timing their departure to maximize the cash-out value of their equity stake in the Company.

Share ownership is calculated based on: (1) the number of Emera shares an executive owns; and (2) the number of DSUs and RSUs acquired pursuant to the DSU Plan and RSU Plan, which are both considered share equivalents. PSUs and stock options do not count for purposes of the share ownership guidelines. Executives have five years to reach the required ownership level and are required to allocate at least 25 per cent of their short-term incentive payout into DSUs in the first year, and at least 50 per cent every year following, until they meet their target share ownership. If an executive does not meet their ownership target within the required time, the MRCC has the ability to allocate some or all of the executive’s short-term incentive payout to DSUs until the ownership target is met.

Since the purpose of the share ownership requirements is to strengthen the alignment between the interests of senior management and shareholders, the Company has established a robust policy restricting executives from taking any steps that break or otherwise interfere with that alignment. All executives are subject to the Company’s anti-hedging policy, which prohibits them from hedging, pledging, monetizing, or otherwise reducing or limiting their economic risk with respect to any Emera securities they hold, directly or indirectly, including DSUs, RSUs, PSUs, and stock options. These prohibited transactions include short-selling, options, puts and calls, as well as derivatives such as forward contracts, equity swaps, collars and futures, or entering into limited recourse loans secured by securities of Emera.

The share ownership levels for the NEOs are set out below. The values shown are based on the closing price of Emera’s common shares on December 31, 2020 of $54.10. The table does not include the DSUs that will be allocated as part of the 2020 short-term incentive payout, as described in 2020 DSU Plan Allocations.

Name	Required ownership level as a multiple of base salary	Required ownership level ($)	DSUs held (#)	RSUs held (#)	Value of DSUs and RSUs held ($)	Common shares held (#)	Value of common shares held ($)	Total share and share equivalent ownership ($)	Multiple of base salary	(1)	Status of share ownership requirements
Scott Balfour	5.0	5,000,000	88,165	22,889	6,008,031	55,388	2,996,496	9,004,528	9.0		Met
Greg Blunden	3.0	1,680,000	43,648	4,614	2,610,975	1,422	76,938	2,687,913	4.8		Met
Nancy Tower	3.0	1,875,000	117,615	4,287	6,594,877	58,881	3,185,469	9,780,346	15.6		Met
Robert Bennett (2)	3.0	1,911,638	57,693	2,721	3,268,408	4,462	241,368	3,509,775	5.5		Met
Bruce Marchand	3.0	1,530,000	31,528	3,735	1,907,729	3,784	204,726	2,112,455	4.1		Met

(1)	Based on executive’s respective base salary as of December 31, 2020.
(2)

Mr. Bennett’s multiple of base salary figure was calculated using the exchange rate of $1.00 USD = $1.3415 CAD, which is based on the Bank of Canada daily average exchange rate between CAD and USD for 2020.

All NEOs have met their required ownership levels. Executives who have not yet attained their required ownership levels are required to allocate at least 50 per cent of their short-term incentive payouts to DSUs until they reach the required ownership level.

EMERA INCORPORATED	85

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

Employee Common Share Purchase Plan

Executives are also eligible to participate in the Employee Common Share Purchase Plan, which allows employees of Emera and its affiliates to purchase Emera common shares through regular payroll deductions or lump-sum payments. Participants can contribute up to $20,000 CAD/$15,000 USD per year, and the Company will match 20 per cent on employee contributions up to the contribution limit. The purchase price of the common shares under the Plan is the average of the daily high and low board lot trading price on the TSX for the five trading days prior to the purchase date. At Emera’s option, shares may be purchased instead on the market at prevailing market prices. All common shares purchased under the Plan are immediately vested. Executives participate on the same terms as all other eligible employees.

There are 3,546,270 common shares that remain available for issuance under the Employee Common Share Purchase Plan, which represents approximately 1.4 per cent of the weighted average total issued and outstanding common shares of the Company in 2020.

The table below shows the burn rate ratio for the Employee Common Share Purchase Plan, as defined in the table and measured as a percentage of the weighted average number of shares outstanding for the respective year.

	2020 (%)	2019 (%)	2018 (%)
Burn rate
(number of common shares granted in a fiscal year, divided by the number of shares outstanding)	0.13	0.07	0.10

The Board may, from time to time, without notice and without shareholder approval, amend, modify, change, suspend or terminate the Employee Common Share Purchase Plan as it, in its absolute discretion, determines appropriate; however, shareholder approval shall be required for any amendment, modification or change that:

•

increases the number of common shares reserved for issuance, except an increase made in proportion to an increase in the number of common shares outstanding due to a stock dividend, stock split, amalgamation, reorganization, merger or similar event;

•	extends eligibility to participate to non-employee Directors;

•	permits rights under the Employee Common Share Purchase Plan to be transferred other than for normal estate settlement purposes;

•	permits awards to be granted under the Employee Common Share Purchase Plan in addition to the purchase of common shares using contributions from participants and the Company;

•	increases either of the 10 per cent insider participation limits; or

•	deletes or reduces the range of amendments which require shareholder approval under this paragraph.

The maximum number of shares issuable to insiders of the Company under all security-based compensation arrangements (including the Stock Option Plan and the Plan) at any time is 10 per cent of the issued and outstanding shares of the Company. The maximum number of shares issued to insiders, within any one-year period, under all security-based compensation arrangements, will not exceed 10 per cent of the issued and outstanding shares of the Company.

The benefits under the Plan are not assignable, and if a Plan participant ceases to be an employee of the Emera Companies their eligibility to participate in the Plan ceases.

Changes to the Employee Common Share Purchase Plan

The Employee Common Share Purchase Plan has been in place since 1995 and approximately 2,000 employees currently participate in the Plan. In 2019, the Company conducted a review of the Employee Common Share Purchase Plan to assess its competitiveness against market, which indicated that the Plan’s contribution limits and company match were below market. The participation rates of employees, particularly in the US, were also lower than many other companies that offer similar share purchase programs.

86	EMERA INCORPORATED

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

Given the intention of the Employee Common Share Purchase Plan is to encourage employees to become shareholders of Emera, which in turn creates an alignment of interests between shareholders and employees, the Company believes it is important to encourage employees to participate in the Plan. Moreover, since the Plan is treasury based, it has the added benefit of acting as a source of capital for the Company. Accordingly, the Company made the following amendments to the Plan, none of which required shareholder approval under the terms of the Plan, and which took effect in 2020:

Change	Old plan terms	New plan terms
Eligible participants	All regular full-time and part-time employees	Those classes of employees designated by the MRCC
TFSAs	No ability to hold shares in a Tax-Free Savings Account (“TFSA”)	Canadian participants may hold shares in a TFSA account and transfer shares between their regular account and TFSA account
Maximum employee contribution	$8,000 CAD per year	$20,000 CAD/$15,000 USD per year
Minimum employee contribution	$25 per month	Payroll deduction of $25 per month and lump sum contribution of $75
Company match	20 per cent on employee contributions up to $3,000, and 10 per cent on contributions between $3,000 and $8,000	20 per cent on employee contributions up to the contribution limit of $20,000 CAD/$15,000 USD
Dividend reinvestment	Dividend reinvestment was provided only to Canadian resident participants; other participants received dividends in cash	Dividend reinvestment applies to all participants except where not permitted by law
Price of shares on reinvestment of dividends	Price of shares purchased with dividends was the average of daily high and low board lot trading prices of the Company’s shares on the TSX for the five trading days immediately preceding the end of each quarter	The price of shares on reinvestment of dividends is the average of the closing trading prices on the TSX of the Company’s shares for five trading days immediately preceding the dividend payment date
Company match on dividends	Company match applied to reinvested dividends	No Company match on dividends
Clarifying provisions

•  MRCC oversight authority and delegation power clarified;

•  Details added on the sale or withdrawal of shares held under the Plan;

•  Clarified treatment of employee contributions and Plan shares upon termination of employment;

•  Clarified details on tax consequences of participation;

•  Added ability of participants to designate a beneficiary in the event of death under TFSA Account;

•  Added standard clauses addressing (a) participant responsibility for fees on sale of shares; (b) requirement for participant instructions in the case of an issuer bid, takeover bid or other transaction; (c) sale and reinvestment of any warrants, options or other rights received on Plan shares; (d) adjustments in connection with changes in the Company’s share capitals; and (e) electronic communications; and

•  Other minor changes to improve clarity and consistency in the use of terms.

EMERA INCORPORATED	87

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

The Company believes the above changes strike an appropriate balance between making the Employee Common Share Purchase Plan more competitive and increasing employee participation rates with managing the costs of the Plan.

Other Executive Benefits

The Company provides executives with additional benefits in accordance with the compensation program objectives. As part of their compensation and consistent with market practice, executives, including the NEOs, are eligible to receive:

•	annual income tax return preparation;

•	monthly parking;

•	monthly car allowance plus mileage, as applicable; and

•	annual wellness/fitness allowance.

In all cases, the above entitlements are bundled into an annual perquisite allowance, which is paid out in cash in equal instalments over the course of the year and reviewed on an annual basis.

For employees who are assigned to work outside of their home country, the Company provides allowances to reflect differentials in the cost of goods and housing between the executive’s home location and the location to which they are assigned. The allowances are determined using a third-party data provider and are reviewed at least on an annual basis and can be adjusted upward or downward based on prevailing cost differentials and exchange rates. Employees on assignment may also receive a travel allowance to allow the employees and their dependants to maintain ties and relationships in their home country.

These benefits are considered taxable benefits and are reported in the Summary Compensation Table for the NEOs.

88	EMERA INCORPORATED

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

Termination and Change of Control Benefits

The following table provides the estimated amounts of incremental payments, payables and benefits to which each NEO would be entitled based on differing departure scenarios – resignation, termination for cause, termination without cause, separation from the Company in circumstances of a change of control, and retirement, assuming the triggering event took place on December 31, 2020.

Name	Departure scenario	(1)	Cash severance ($)	Short-term incentive ($)	Performance share units (PSUs) ($)	(2)	Restricted share units (RSUs) ($)	(2)	Stock options ($)	Continuation of benefits (present value) ($)	(3)	Total ($)
Scott Balfour	Resignation		–	–	–		–		–	–		–
Termination for cause			–	–	–		–		–	–		–
Termination without cause			2,000,000	2,000,000	3,594,443		435,874		–	5,719		8,036,036
	Control change		2,000,000	2,000,000	6,699,087		1,307,622		2,605,793	5,719		14,618,221
	Retirement		–	–	–		–		–	–		–
Greg Blunden	Resignation		–	–	–		–		–	–		–
	Termination for cause		–	–	–		–		–	–		–
	Termination without cause		560,000	392,000	809,221		87,864		–	4,874		1,853,959
	Control change		560,000	392,000	809,221		87,864		699,125	4,874		1,853,959
	Retirement		–	–	–		–		–	–		–
Nancy Tower	Resignation		–	–	–		–		–	–		–
	Termination for cause		–	–	–		–		–	–		–
	Termination without cause		625,000	437,500	791,713		81,637		–	2,544		1,938,394
	Control change		625,000	437,500	1,432,710		244,911		778,385	–		2,740,121
	Retirement		–	–	–		–		–	–		–
Robert Bennett (4)	Resignation		–	–	–		–		–	–		–
	Termination for cause		–	–	–		–		–	–		–
	Termination without cause		637,213	382,328	694,677		69,511		–	5,916		1,789,645
	Control change		637,213	382,328	1,250,280		208,533		589,183	–		2,478,354
	Retirement		–	–	–		–		–	–		–
Bruce Marchand	Resignation		–	–	–		–		–	–		–
	Termination for cause		–	–	–		–		–	–		–
	Termination without cause		767,500	459,000	648,247		71,125		–	3,984		1,949,856
	Control change		767,500	459,000	648,247		71,125		588,510	3,984		1,949,856
	Retirement		–	–	–		–		–	–		–

(1)	Please see the tables following for a description of the entitlements of each NEO under the various departure scenarios.
(2)	Payouts for PSUs assume a performance factor of 1.0 and both PSUs and RSUs are valued using the average closing share price for the last 50 trading days of 2020 ($54.66).
(3)	Continuation of benefits may reflect amounts for health and dental benefits and insurance benefits, pursuant to the terms of the NEOs’ employment contracts, as applicable.
(4)

Any USD amounts applicable to Mr. Bennett have been converted to CAD using the exchange rate of $1.00 USD = $1.3415 CAD, which is based on the Bank of Canada daily average exchange rate between CAD and USD for 2020.

EMERA INCORPORATED	89

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

The following is a summary of each NEO’s entitlements on departure, based on his or her employment contract or the applicable plans as of December 31, 2020.

Scott Balfour
Resignation	All unvested PSUs, RSUs and stock options are forfeited.
Terminated for cause	All unvested PSUs, RSUs and stock options are forfeited.
Terminated without cause	Entitled to a lump sum equal to 24 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs and RSUs are prorated to the date of termination and paid out at the end of the respective performance period, subject to the achievement of the applicable performance criteria. Unvested stock options are forfeited.
Change of control	If there is a change of control of the ownership of the Company and Mr. Balfour’s employment is terminated without cause or Mr. Balfour terminates his employment for “good reason” as defined in his employment agreement and below, within 24 months of the change of control, Mr. Balfour is entitled to receive 24 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs and RSUs that were granted prior to the change of control are deemed to vest on the termination date and are paid out assuming a performance factor of 1.0. Unvested stock options that were granted prior to the change of control are deemed to vest on the termination date and must be exercised by the earlier of (a) six months from the termination date; and (b) 10 years from the original grant date.
Retirement

Mr. Balfour becomes eligible to retire with an unreduced pension as of April 30, 2027. Information regarding pension entitlement is contained in Pension Plan Benefits. PSUs and RSUs continue to be eligible to vest for two years following retirement in accordance with the applicable performance criteria.

Unvested stock options continue to be eligible to vest for two years past retirement. All vested stock options must be exercised by the earlier of (a) 27 months from the date of retirement; and (b) 10 years from the original grant date.

90	EMERA INCORPORATED

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

Greg Blunden
Resignation	All unvested PSUs, RSUs and stock options are forfeited.
Terminated for cause	All unvested PSUs, RSUs and stock options are forfeited.
Terminated without cause	Entitled to a lump sum equal to 12 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs and RSUs are prorated to the date of termination and paid out assuming a performance factor of 1.0. Unvested stock options are forfeited.
Change of control	If there is a change of control of the ownership of the Company, such that any one party acquires 50 per cent or more of voting securities Mr. Blunden may elect to terminate employment for “good reason”, as defined below, within three months of such changes and receive 12 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs and RSUs are prorated to the date of termination and paid out assuming a performance factor of 1.0. Should the executive terminate their employment for “good reason” as defined in the Senior Management Stock Option Plan, unvested stock options that were granted prior to the change of control are deemed to vest on the termination date and must be exercised by the earlier of (a) six months from the termination date; and (b) 10 years from the original grant date.
Retirement	Mr. Blunden becomes eligible to retire with an unreduced pension as of December 31, 2024. Information regarding pension entitlement is contained in Pension Plan Benefits. PSUs and RSUs continue to be eligible to vest in accordance with the applicable performance criteria and will be paid out on a prorated basis upon vesting. Unvested stock options continue to be eligible to vest for two years past retirement. Any stock options that have not vested within two years of retirement are forfeited. All vested stock options must be exercised by the earlier of (a) two years from the date of retirement; and (b) 10 years from the original grant date.

Nancy Tower
Resignation	All unvested PSUs, RSUs and stock options are forfeited.
Terminated for cause	All unvested PSUs, RSUs and stock options are forfeited.
Terminated without cause	Entitled to a lump sum equal to 12 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs and RSUs are prorated to the date of termination and paid out based on an estimated future value. Unvested stock options are forfeited.
Change of control	If there is a change of control of the ownership of the Company, such that any one party acquires 50 per cent or more of voting securities, Ms. Tower may elect to terminate employment for “good reason”, as defined below, within three months of such changes and receive 12 months’ compensation based upon annual salary and short-term incentive at target. Should the executive terminate their employment for “good reason” as defined below and in the Senior Management Stock Option Plan, unvested PSUs and RSUs are deemed to vest on the termination date. Unvested stock options that were granted prior to the change of control are deemed to vest on the termination date and must be exercised by the earlier of (a) six months from the termination date; and (b) 10 years from the original grant date.
Retirement	Ms. Tower became eligible to retire with an unreduced pension as of March 31, 2019. Information regarding pension entitlement is contained in Pension Plan Benefits. PSUs and RSUs continue to be eligible to vest for two years following retirement in accordance with the applicable performance criteria. Unvested stock options continue to be eligible to vest for two years past retirement. Any stock options that have not vested within two years of retirement are forfeited. All vested stock options must be exercised by the earlier of (a) two years from the date of retirement; and (b) 10 years from the original grant date.

“Good	reason” is described as any of the following events occurring without the NEO’s consent:

•	the Company materially diminishes the NEO’s position, authority, duties or responsibilities;

•	the Company requires the NEO to be based at a location more than 50 km from his or her current work location or to travel to a significantly greater extent; or

•	the Company materially reduces the NEO’s annual base salary or his or her target incentive awards.

EMERA INCORPORATED	91

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

Robert Bennett
Resignation	All unvested PSUs, RSUs and stock options are forfeited.
Terminated for cause	All unvested PSUs, RSUs and stock options are forfeited.
Terminated without cause	Entitled to a lump sum equal to 12 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs and RSUs are prorated to the date of termination and paid out based on an estimated future value. Unvested stock options are forfeited.
Change of control	If there is a change of control of the ownership of the Company, such that any one party acquires 50 per cent or more of voting securities, Mr. Bennett may elect to terminate employment for “good reason”, as defined below, within three months of such changes and receive 12 months’ compensation based upon annual salary and short-term incentive at target. Should the executive terminate their employment for “good reason” as defined below and in the Senior Management Stock Option Plan, unvested stock options that were granted prior to the change of control are deemed to vest on the termination date and must be exercised by the earlier of (a) six months from the termination date; and (b) 10 years from the original grant date.
Retirement	Mr. Bennett became eligible to retire with an unreduced pension as of October 31, 2017. Information regarding pension entitlement is contained in Pension Plan Benefits. PSUs and RSUs continue to be eligible to vest for two years following retirement in accordance with the applicable performance criteria. Unvested stock options continue to be eligible to vest for two years past retirement. Any stock options that have not vested within two years of retirement are forfeited. All vested stock options must be exercised by the earlier of (a) two years from the date of retirement; and (b) 10 years from the original grant date.

Bruce Marchand
Resignation	All unvested PSUs, RSUs and stock options are forfeited.
Terminated for cause	All unvested PSUs, RSUs and stock options are forfeited.
Terminated without cause	Entitled to a lump sum equal to 18 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs and RSUs are prorated to the date of termination and paid out based on an estimated future value. Unvested stock options are forfeited.
Change of control	If there is a change of control of the ownership of the Company, such that any one party acquires 50 per cent or more of voting securities, Mr. Marchand may elect to terminate employment for “good reason”, as defined below, within three months of such changes and receive 18 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs and RSUs are prorated to the date of termination and paid out based on an estimated future value. Should the executive terminate their employment for “good reason” as defined below and in the Senior Management Stock Option Plan, unvested stock options that were granted prior to the change of control are deemed to vest on the termination date and must be exercised by the earlier of (a) six months from the termination date; and (b) 10 years from the original grant date.
Retirement	Mr. Marchand becomes eligible to retire with an unreduced pension as of June 30, 2022. Information regarding pension entitlement is contained in Pension Plan Benefits. PSUs and RSUs continue to be eligible to vest for two years following retirement in accordance with the applicable performance criteria. Unvested stock options continue to be eligible to vest for two years past retirement. Any stock options that have not vested within two years of retirement are forfeited. All vested stock options must be exercised by the earlier of (a) two years from the date of retirement; and (b) 10 years from the original grant date.

“Good	reason” is described as any of the following events occurring without the NEO’s consent:

•	the Company materially diminishes the NEO’s position, authority, duties or responsibilities;

•	the Company requires the NEO to be based at a location more than 50 km from his or her current work location or to travel to a significantly greater extent; or

•	the Company materially reduces the NEO’s annual base salary or his or her target incentive awards.

92	EMERA INCORPORATED

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

Shares Authorized for Issuance Under Equity-based Compensation Plans

The following table shows shares authorized for issuance under the Stock Option Plan and the Employee Common Share Purchase Plan as of December 31, 2020. There are no equity-based compensation plans that were not approved by shareholders.

	(A)	(B)	(C)
Plan category	Number of shares to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options ($)	Number of shares available for future issuance under equity compensation plans (excluding column (A))
Equity-based compensation plans approved by shareholders
•Senior Management Stock Option Plan	2,267,782	46.62	1,262,110
•Employee Common Share Purchase Plan	N/A	N/A	3,546,270
Total	2,267,782	46.62	4,808,380

Loans to Directors and Officers

No current or former Directors, officers or employees of Emera, or any of its subsidiaries, had any loans with Emera or any of its subsidiaries during the most recently completed financial year, other than routine indebtedness previously outstanding as defined under Canadian securities laws.

Material Transactions

During the most recently completed financial year, insiders of the Company and its affiliates, including Directors, executive officers, proposed Director nominees or their associates or corporations they controlled, did not have any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or will materially affect the Company.

Management Contracts

There are no functions of management that are performed by a person or company other than the Directors, executive officers or other employees of the Company.

Audit Committee Information

For information regarding Emera’s Audit Committee, including its Charter, composition, relevant education and experience of its members, Audit Committee oversight, policies and procedures for the approval of non-audit services and Auditors’ service fees, please refer to Emera’s Annual Information Form, available on SEDAR at www.sedar.com, or by contacting the Corporate Secretary of the Company.

EMERA INCORPORATED	93

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

Appendix A

EMERA INCORPORATED BOARD OF DIRECTORS CHARTER

The fundamental responsibility of the Board of Directors (the “Board”) is to provide stewardship and governance to Emera Incorporated (“Emera”) for the long-term success of the Company by overseeing management of the business.

In addition to the powers set out in Emera’s Articles of Association, the Board shall have the following duties and responsibilities.

STRATEGIC PLANNING

The Board shall provide oversight and guidance on the strategic issues facing Emera.

The Board shall oversee a strategic planning process resulting in a strategic plan which shall be approved on an annual basis and will take into account, among other things, the opportunities and risks of the business.

The Board shall regularly consider Emera’s strategy, evaluate progress made in pursuing that strategy, and consider any adjustments to the strategy that may be required from time to time.

The Board shall review and approve the Company’s financial objectives, plans and actions, including significant capital allocations and expenditures.

The Board shall review and approve all material acquisitions, dispositions, projects, business plans, and budgets.

CULTURE

The Board shall oversee management’s approach to addressing Emera’s Environmental, Social and Governance (“ESG”) impacts, risks and opportunities which are most important to its business performance and to key stakeholders.

The Board shall be comprised of a majority of “independent directors” as defined from time to time under applicable legislation and the rules of any stock exchange on which Emera’s securities are listed for trading.

The Chair shall be an “independent director” as defined above.

The Board shall review and approve standards for ethical business conduct for employees, officers and directors of Emera and its subsidiaries and affiliates and a procedure for monitoring compliance with such code throughout the Company.

The Board shall satisfy itself as to the integrity of the Chief Executive Officer and executive officers and management’s creation of an integrity-based culture throughout the Company.

RISK RESPONSIBILITY

The Board shall oversee the implementation by management of appropriate systems to identify, report, and manage the principal risks of Emera’s business. The Board will consider Emera’s risk profile and oversee Emera’s risk management by reviewing:

(a)	the regular identification and assessment of the principal risks of Emera;
(b)	the process for ongoing monitoring and reporting of the principal risks of Emera;
(c)	the effectiveness of Emera’s mitigation response to its principal risks;
(d)	the alignment of risk management with Emera’s risk profile, its strategy, and its organizational objectives, including capital and resources allocation.

The Board shall also review Emera’s annual insurance program and uninsured exposure and Emera’s business continuity and disaster recovery plans.

The Board shall receive regular updates on the status of risk management activities and initiatives.

The Board shall review management’s processes that provide reasonable assurance of compliance with applicable legal and regulatory requirements.

94	EMERA INCORPORATED

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

LEADERSHIP AND SUCCESSION

The Board shall oversee policies and practices to enable the Company to attract, develop and retain the human resources required by the Company to meet its business objectives.

The Board shall appoint executive officers and delegate the necessary authority for the conduct of the business.

The Board shall establish annual performance expectations and corporate goals and objectives for the Chief Executive Officer and monitor progress against those expectations.

The Board shall evaluate the performance, and, following a review of recommendations from the Management Resources and Compensation Committee, approve compensation for executive officers.

The Board shall oversee the succession planning program for the Chief Executive Officer and other key executive positions from time to time.

FINANCIAL

The Board shall oversee the financial reporting and disclosure obligations imposed on the Company by laws, regulations, rules, policies and other applicable requirements.

The Board will review the financial performance of the Company and declare dividends as appropriate.

The Board shall approve for release to the public as necessary the Company’s financial statements, management’s discussion and analysis (“MD&A”) and earnings releases prepared by management and oversee the Company’s compliance with applicable audit, accounting and reporting requirements.

The Board shall review the quality and integrity of Emera’s internal controls and management information systems.

CORPORATE COMMUNICATIONS AND PUBLIC DISCLOSURE

The Board shall review and approve a formal corporate disclosure policy and oversee policies and processes for accurate, timely and appropriate public disclosure.

The Board shall oversee systems for receiving feedback from stakeholders and review such feedback received by the Company.

GOVERNANCE RESPONSIBILITY

The Board is responsible for overseeing the Company’s corporate governance policies and practices and shall maintain a set of corporate governance practices that are specifically appropriate to the Company.

Pursuant to the Articles, the directors shall appoint one of the directors as Chair of the Board and such director shall not be an employee of Emera or any of its affiliates or subsidiaries.

The Board shall establish appropriate structures and procedures to allow the Board to function independently of management and in the interests of the Company and its shareholders.

The Board, in carrying out its mandate, shall appoint committees of the Board and delegate certain functions to those committees, each of which shall have its own written charter. Notwithstanding such delegation, the Board retains its oversight function and ultimate responsibility for these delegated functions.

The Board shall oversee a process for the selection of qualified individuals for board nomination and shall approve selection criteria for identifying director candidates taking into account the competencies and skills the Board as a whole should possess.

The Board shall undertake regular evaluation of the Board, the Chair of the Board, the Board committees and individual Directors. The Board shall undertake regular evaluation of Directors’ compensation.

The Board shall review this Charter annually to ensure it appropriately reflects the Board’s stewardship responsibilities.

EMERA INCORPORATED	95

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

Appendix B

EMERA INCORPORATED (THE “COMPANY”)

RESOLUTION AMENDING THE SENIOR MANAGEMENT STOCK OPTION PLAN

MAY 20, 2021

RESOLVED THAT:

1)

The Senior Management Stock Option Plan (the “Plan”) of the Company be amended to increase by 3,000,000 the maximum number of common shares of the Company (“Common Shares”) that can be issued under the Plan from 11,700,000 to 14,700,000 Common Shares.

2)

Any Director or Officer of the Company be and is hereby authorized and directed to execute, whether under the corporate seal of the Company or otherwise, and to deliver all documents or instruments in writing and to do all such other acts and things as may be determined necessary or appropriate to carry out the terms of this resolution, the making of such determination to be conclusive evidence of the necessity or appropriateness.

96	EMERA INCORPORATED